Exhibit 99.1

1Q 22 Complete financial statements in IFRS March 31, 2022

Dear reader We began 2022 at an accelerated pace on our cultural and digital journey of transformation. Our view of customer centricity and digital transformation, both of which emphasized by our Phygital and Omnichannel approach, have taught us lessons and shown us much more clearly the behavior and needs of our customers, which benefits our ability to innovate with new products, services and processes, in addition to a more personalized and less bureaucratic contracting process. This quarter, we acquired 5.7 million clients through digital channels, growth of 55% compared to the first quarter of 2021. In addition, 66.1% of the transactions were digital. Our Phygital and Omnichannel strategy has proven to be the right one, as the customer satisfaction metrics show. In the 1st quarter of 2022, the transaction Net Promoter Score (NPS) of the physical branches remained at a high level, reaching 81 points. The level of customer satisfaction with the digital branches is also being measured and, in this case, it stood at 79 points at the end of March 2022. The agenda of It, our digital bank, continues to be one of our priorities. In the 1st quarter of 2022, we attracted 2.1 million customers, making a total of 16.7 million customers. We have products in the testing phase, and over the months ahead these will be incorporated into this platform. With the presence of innovation in our day-to-day operations, we are ready for the challenges ahead. In this new year, we will continue to push ahead with our transformations and learning processes. Innovating day after day to provide the best products and services to our main target: the customer. After all, such deep structural and cultural transformations are neither easy nor quick, especially in a company of our size, but the learning process we have accrued over recent years has prepared us for this. Launch in São Paulo of our first Investment Center Located at number 3355 Avandia Brigadier Farias Lima, we have launched our first Investment Center: a concept space dedicated to offering a differentiated experience to customers looking for personalized advisory from our certified investment specialists, or other financial needs. Furthermore, the Investment Center will be content production center where we will share information with our customers, via talks and chat groups, about the most burning issues of the moment. We have launched two innovative products for the investment market • Polaris: The first multi-manager alternative investment fund in Brazil, with a duration of 14 years, where the emphasis is on long-term capital gains through investment allocations which may include Private Equity, Venture Capital, Special Situations (structured credit), Real Estate, Private Debt, Infrastructure and Natural Resources. • COE* Auto call Met verso: This is the first investment product focused on companies associated with the met averse, the new shared, interactive environment that combines both the real and the virtual worlds. * Structured Operations Certificate 02

Reed announces Brazil’s first digital portfolio of tax receipts Reed has announced the first digital portfolio on the Brazilian market that enables all tax receipts received to be stored and organized. Cuomo Verde (Green Receipts) is an innovative, efficient and easily integrated solution that replaces printed tax receipts with digital ones, encouraging active participation by retailers and consumers in environmental conservation. All it takes is to download the new Cuomo Verde application. For every tree preserved, another will be planted, equivalent, on average, to 70,000 tax receipts stored on the app. iPhone par Sempra (iPhone Forever) has already passed the R$ 1 billion mark! the largest This is more than R$ 92 million in new revenue for the bank in a vendor in Brazil win-win relationship with the customer (NPS > 90), as well as our at the launch customers’ engagement and loyalty forever! of iPhone 13 impact high impact on engagement and customer loyalty _reduction of 60% in churn (IPS customer 0.9% vs 2.2% control group) _increase of 500 bps in Share of Wallet _increase of 1000 bps in use of Wallets (Apple Pay) _increase of 700 bps in loyal customers sales record! revenue customers + 1 ban + 92 MM + 125,000 in sales in new fee income for the bank customers in the program With the gamer universe in mind, we have created two new financial solutions Players Bank: our new financial services offering was jointly created with leading experts in the games and e-Sports scenario in Brazil. The benefits of the free digital account include balances that automatically yield 100% of the CDI rate, unlimited PIX transfers, and a perennially annuity-free credit card free with the possibility of issuing a virtual version immediately following approval, personalizing the plastic with skins of the gamer universe. A credit line for purchasing laptop and desktop computers in a partnership between Itapúa Parcel Facile and the NAVE site (specializing in high-performance electronic products) with special installment plan conditions on purchases of big-ticket items. 03

#### We have acquired a 30% equity holding in the Uruguayan fintechs Prex and Paigo

This is yet another long-term strategic investment defined as part of our expansion, digitalization and innovation perspective.

Prex provides financial services to more than 1 million customers distributed in Uruguay, Argentina and Peru. It allows customers to make local and international purchases, transfers, payments for services, request personal loans and access tools for managing their personal finances.

For its part, Paigo offers digital financial services to non-bankarized private individuals and businesses.

We are committed to being the leaders in the digital transformation of the banking industry, and this acquisition will further cement our innovation ecosystem focused on the region.

The closure of this deal still depends on approval from the central banks of Brazil and Uruguay, and it is expected to be concluded in the second half of 2022.


VISA
Azul
Itaú
Tag Itaú
Itaucard
VISA
SAMSUNG

#### Tag Itaú reaches 500,000 users

Launched at the end of 2021 as a partnership between Itaú Unibanco and ConectCar, the Tag Itaú, a solution for automatic toll gate passage and monthly fee-free parking, has reached the milestone of 500,000 customers in just over three months.

Following the launch between October and December, activations of ConectCar tags by new Itaú Unibanco clients rose almost seven-fold in comparison with the quarter preceding the announcement of the product. We estimate that the growth in results will continue during 2022, as there are still huge opportunities for expanding the service, since approximately only 10% of the vehicles in Brazil use the automated straight-through service according to recent data collated by ConectCar. In addition, all our customers will be entitled to exemption from the month fee for this service.

#### In February, we announced the voluntary severance program (PDV)

The program covers a restricted group of eligible employees and is intended to give those interested in leaving the bank the opportunity of a transition to a secure career. To adhere to the program, employees must satisfy one or more criteria, such as being absent for a period exceeding 30 days, be over the age of 60 or hold positions in certain areas whose structure is to be adapted to market reality

Adherence to the PDV program is entirely voluntary and will offer package deals that include payment of additional wages and the retention of some benefits for a certain period. Adherence for those eligible for the PDV program began at the end of March 2022. Once the adherence period ends, the financial impacts and the number of employees who have adhered to the PDV program will be disclosed to the market.

04

We have announced our new Diversity Objectives Diversity has always been one of our key focus points, and we have also sought to expand our stance based on the pillars of gender and race. The idea is to increase the presence of women in leadership positions, as well as the representativeness of black people at all levels of the organization. By 2025, it is our plan to expand the number of women in leadership positions (from managerial lev upwards) to 35%—40%—in December 2021, they represented 33%—and to augment the presence of black people at all levels of positions, including leadership, to 27%—30%—they represented 24.4% of headcount in December 2021. Payment of interest on capital On February 10, 2022, the Board of Directors approved the payment of interest on capital of R$ 0.013660 per share, retaining 15% withholding tax at source, resulting in net interest of R$ 0.011611 per share, excluding from this withholding tax those legal entity shareholders provenly excused or exempt. The shareholders were paid on March 11, 2022, based on their final shareholding position on February 21, 2022, with their shares traded “ex-rights” commencing February 22, 2022. In case of doubts, access www.itau.com.br/relacoes-com-investidores and follow the path: investor services> contact IR> IR services. Prizes and Recognitions LinkedIn Top Companies in British magazine Global Finance Brazil 2022 Award award For the fourth consecutive year, we are at We were recognized in the category the top of the list of the LinkedIn Top “Best Equity Bank LATAM” by the Proud to be the magazine at its annual awards event for #1 company on Companies. We are the best company for Linkedin Top banks that stand out most in the Companies 2022 professional development in Brazil in 2022. For us, this is confirmation that we are investment market. going in the right direction as a company that provides opportunities, while investing in and recognizing true talent. 05

Creating value is to obtain financial results that exceed the cost of capital to remunerate our shareholders and other stakeholders through ethical and responsible relations based on trust and transparency and focused on the sustainability of the business. We present below the key indicators comprising our results: In R$ billion 1Q22 1Q21 Variation information Operating Revenues 1 34.9 30.7 13.9% Net Interest Income² 21.0 19.5 7.9% Banking Services Fees and Insurance³ 12.5 10.9 14.3% Expected Loss from Financial Assets and Claims (6.6) (2.0) 227.4% General and Administrative Expenses (16.9) (16.5) 2.5% Net Income 6.9 6.2 11.5% Net Income Attributable to Controlling Shareholders 6.7 5.7 17.0% Recurring Managerial Result 7.1 6.5 10.2% Recurring Return on Average Equity—Annualizedâ´ 17.4% 15.7% 170 bps Recurring Managerial Return on Average Equity—Annualizedâµ 18.7% 17.8% 80 bps 03/31/2022 03/31/2021 Variation Balance Sheet information Total Assets 2,069.3 2,023.2 2.3% Total Loan Portfolioâ¶ 1,035.9 910.6 13.8% Tier I Capital 12.5% 13.0% -0.5 p.p. 1Q22 1Q21 Variation Shares Weighted Average Number of Outstanding Shares – in millions 9,794 9,769 0.3% Net Income Attributable to Controlling Shareholders per share—R$ 0.68 0.58 17.2% 1Q22 1Q21 Variation Others (1) Fonte: Banco Central do Brasil Branches 4,215 4,334 -2.7% Physical and Client Service Branches (CSBs) 3,900 4,139 -5.8% Digital Branches 315 195 61.5% Employees (in thousands) 100.6 97.1 3.6% Brazil 88.3 84.4 4.6% Abroad 12.3 12.7 -3.1% (1) The sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions, (v) Commissions and Banking Fees (vi) Income from insurance and private pension operations before claim and selling expenses and (vii) Other Income; (2) The sum of (i) Interest and Similar Income (ii) Interest and Similar Expenses, (iii) Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, (iv) IForeign exchange results and exchange variations in foreign transactions; (3) The sum on the Commissions and Banking Fees and Income from insurance and private pension operations before claim and selling expenses. For better comparability, the adjustment of the hedge taxeffects on foreign investments was applied; (4) The return is calculated bydividing the Recurring Return on Average Equity- Annualized bythe Average Shareholders’ Equity. The quotient was multiplied bythe number of periods in the year to derive the annualized rate. The calculation of the returns were adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinarymeetings of shareholders or at meetings of the Board of Directors.; (5)The return is calculated bydividing the recurrent Net Income by the Average Shareholders’ Equity. The quotient was multiplied by the number of periods in the year to derive the annualized rate. The calculation of the returns was adjusted for the amounts of proposed dividends after the closure dates of the balance sheets not yet approved in ordinary meetings of shareholders or at meetings of the Board of Directors. and (6) Credit Portfolio including Financial Guarantees Provided and 06 Corporate Securities.

Results Analysis The percentages of increase or decrease in this section refer to the comparison between the accumulated figures for the year 2022 in relation to the same period of 2021, unless otherwise indicated. In the first quarter of 2022, our net income attributable to the controlling shareholders of R$ 6.7 billion, an increase of 17.0% over the same period of the previous year. The recurring managerial result for the first quarter of 2022 was R$ 7.1 billion, an increase of 10.2% year over year. The recurring managerial return on average equity was 18.7% in the period. Worthy of note is the growth of 13.8% of the credit portfolio total, considering financial guarantees provided and corporate securities. We give below the growth of the portfolio in the main segments: • 33.0% for individuals in Brazil; • 21.6% in very small, small and middle market companies in Brazil; • 16.8% in large companies in Brazil; In comparison with the first quarter of 2021, we saw growth of 15.1% in credit origination in Brazil, namely: • 4.9% for individuals, the highlight was the production in the personal loans and vehicle finance portfolios. • 42.1% for very small, small and middle market companies; and • 8.0% for large companies. Net interest income rose by 7.9% on the back of higher revenues from credit transactions, given the positive effect of the growth of the portfolio associated with the gradual change in the portfolio mix to retail sector-related lending, the highlight being the growth observed in credit card financing facilities, overdraft accounts and personal loans, products that have better spreads. These positive effects were partially offset by lower spreads on credit products. Banking Services Fees and Insurance grew by 14.3% year over year. This increase was due to (i) the higher revenues from cards activities, both issuing and acquiring; and (ii) from the higher revenues from insurance, associated with the increases in earned premiums and revenues from savings bonds. The expected losses from financial assets and claims rose by 227.4% over the same period of the previous year, on account of the increase in credit portfolio and higher provisions in the retail business in Brazil due to the increase in origination in unsecured consumer credit products. Factoring in the provisions for non-credit transactions, the expected losses from financial assets and claims fell by 100.4% year over year. General and administrative expenses grew by 2.5% in the first quarter of 2022 in comparison with the same period of 2021, despite the accumulated inflation of 11.3% in the period. This growth was due primarily to the effects of the collective bargaining agreement, the higher number of employees in the period, higher expenses referring to facilities and materials, marketing campaigns in the media, depreciation, and amortization. 07

**The Tier 1 Capital Ratio measures the ratio of the bank's capital to the risk level of its assets. Maintaining adequate levels aims to protect the institution in case of severe events**

By managing our capital we aim to optimize how we invest our shareholders' resources while ensuring the bank's solidness.

We present below the main events that affected our ratio in the first quarter of 2022:

### Tier I Capital Ratio



13.0%
1.7%
11.3%
Dec/21
0.5%
Net income in the quarter and interest on Own Capital
-0.5%
Risk weighted Assets[1]
-0.2%
Acquisition Itaú Copbanca Colômbia, Voluntary Severance Program and others
-0.3%
Additional Tier I Capital (AT1) exchange variation
12.5%
1.4%
11.1%
Mar/22
Common Equity Tier I (CET I)
Additional Tier (AT1)

As of March 31, 2022, our Tier I Capital ratio reached 12.5%, 3.5 p.p. above the regulatory minimum level with additional core capital (9.0%). Our Tier I Capital comprises 11.1% of Common Equity Tier I and 1.4% of Additional Tier I[2].

(1) Excluding the exchange rate variation for the period. (2) represented by perpetual subordinated debt instruments with call options. The decision to exercise these calls will be taken on an economic basis also considering other factors such as (i) capitalization level; (ii) refinance cost of a new instruments; and (iii) interest rate dynamics, market's depth and volatility.

**The following graph shows the financial volume traded daily with our shares, which have a relevant participation in market indices in Brazil and abroad.**

Our shares continue to enjoy high liquidity in trading, both in Brazil and in the United States, with an increase of 2.5% in the average daily trading volume since 1Q20.

**Average Daily Trading Volume of the Shares of Itaú Unibanco (R$ millions)**



+2.5%
B3 (ON+PN)
NYSE (ADR)
2,148
1,180
968
1Q20
2,436
1,193
1,243
1Q21
2,202
1,028
1,174
1Q22

08

Additionally, our shares end the period quoted at R$ 27.48 (ITUB4 – preferred shares) and R$ 23.60 (ITUB3 – common shares). We present below the evolution of R$ 100 invested on the date prior to the merger in november of 2008. 613 346 314 322 224 100 oct-08 mar-09 mar-10 mar-11 mar-12 mar-13 mar-14 mar-15 mar-16 mar-17 mar-18 mar-19 mar-20 mar -21 mar-22 ITUB4 dividend-adjusted ITUB4 without adjustment for dividends CDI Ibovespa Us Dollar Subsequent events Teach-in: a partnership between Itaú Unibanco and TOTVS On 04/12/2022, we have entered into an agreement with TOTVS S.A. (“TOTVS”) to create a joint venture (“JV”) provisionally known as TOTVS TECHFIN S.A. (“TECHFIN”), whose objectives are the distribution and expansion of financial services integrated into the TOTVS management systems based on intensive use of data, intended for corporate clients and the entire supply chain, customers and employees. The agreement states that before the operation is consummated, TOTVS will contribute assets from its current TECHFIN operation to the company in which Itaú Unibanco will hold 50% of the equity, and each shareholder will be entitled to nominate half of the members of the Board of Directors and the Executive Board. For our equity stake we will pay TOTVS R$ 610 million and, as an earnout, we will pay up to R$ 450 million after 5 years subject to attainment of targets aligned with growth and performance objectives. In addition, we will contribute our commitment to provide funding for the current and future operations, credit expertise and the development of new products at TECHFIN. The partnership creates a company that will combine technology and financial solutions, while adding the supplementary expertise of the shareholders to offer corporate clients, in an agile and integrated manner, the best experience in contracting products directly on the platforms already provided by TOTVS. Bringing together the capabilities of Itaú Unibanco and TOTVS will also enable the new company to exploit opportunities in a personalized and contextualized manner, anticipating customers’ needs in such a way as to fully reflect the strategy and advance of Open Finance for companies. In addition, the partnership enhances the position of Itaú Unibanco and TOTVS at the head of the digital transformation and evolution of the financial sector. The conclusion of this transaction is subject to approval by the Brazilian Antitrust Authority (CADE) and the Central Bank of Brazil (BACEN). We have raised R$ 1 billion in Green Bonds with the IFC On 04/13/2022, we have raised R$ 1 billion in Green Bonds on the local market with the International Finance Corporation (IFC), a member of the World Bank Group. This is the first green bond transaction of Itaú and the first time that the IFC has used this instrument in Brazil. 09

The proceeds will be used to support the financing of electric, hybrid and multi-fuel vehicles with the aim of leveraging the low-carbon economy and promoting the segment of low GHG-emission vehicles in Brazil. This funding strengthens our commitment to support our customers’ climate transition while fostering a more sustainable economy. Between August 2019 and December 2021, we allocated R$ 170 billion to financing positive impact sectors and ESG products and operations. The target is to reach R$ 400 billion by 2025. At the end of last year, Itaú joined the Net-Zero Banking Alliance (NZBA), a global alliance headed up by the United Nations Organization (UNO), under which it has committed to reduce emissions by 50% by 2030 and to become carbon-neutral by 2050. Second acquisition of XP Inc The original agreement provides for the acquisition of an additional equity holding in XP Inc. in 2022 by Itaú Unibanco Holding, representing an 11.36% holding in the equity of XP Inc., for approximately R$ 8.0 billion, which was approved by the Central Bank and the regulatory authorities overseas, the final approval having been obtained on April 13, 2022. The acquisition became effective on April 29, 2022. We have acquired a minority interest in Orbia, expanding our presence in agribusiness On 04/18/2022, we have reached an agreement to acquire for cash 12.82% of the capital stock of Rede Agro Fidelidade e Intermediaçăo S.A. (“Orbia”), in which Bayer S.A., Yara Brazil Fertilizantes S.A. and Bravium Comércio Ltda. are already shareholders. Orbia is a platform that offers farmers an all-in digital solution, from planting to the commercialization of commodities. It is currently Brazil’s largest agribusiness marketplace, the highlights being inputs and other agricultural services. Launched at the end of 2019, the company exceeded R$ 200 million in sales in its first year of operations and posted R$ 902 million the following year, in 2021. For 2022, the prospect is for growth, reaching R$ 3 billion in sales. We have issued our first green bond in the international market through a private placement Amounting to US$ 62.5 million and with a 3-year term, it was issued on April 14th, 2022. The proceeds must be channeled to green transactions in accordance with the categories described in the Bank’s Sustainability Finance Framework. Acknowledgements We wish to thank our employees who, in the face of a crisis, are responding to the call and are committed to keeping our operations functioning, enabling us to continue to achieve solid results. We wish to thank our clients and shareholders for their understanding, interest and trust that drives us to always do better. (Approved at the Meeting of the Board of Directors on April 28, 2022). 10

Independent Auditor – CVM Instruction No. 381 Procedures Adopted by the Company Our operating policy, including subsidiaries, when contracting non audit-related services from our independent auditors, is based on applicable regulations and internationally accepted principles that protect the independence of the auditors. These principles state that: (a) the auditors must not audit their own work, (b) the auditors must not hold managerial positions at their clients, and (c) the auditors must not promote their clients’ interests. In the period from January to March 2022, we hired from the independent auditors the amount of R$ 65,162 thousand, of which R$ 61,042 thousand correspond to audit services of the financial statements. Bellow we list the agreements dates and the nature of the services provided, all of which did not exceed one year: • Audited Related Services: January 03, February 04, 22 and 24 – Independent assurance on internal controls, including certain services provided to customers; on our sustainability report, MD&A (Management Discussion & Analysis) report and Integrated Annual Report; on certain agreements signed with regulatory authorities; compliance with financial covenants and appraisal reports at book value. – R$ 3,341 thousand (5.5% of the external audit fees). • Tax Services: January 10 and 25 and February 24 – Review of the calculations and tax settlement and compliance with tax regulations. – R$ 779 thousand (1,3% of the external audit fees). Justification of the Independent Auditors – PricewaterhouseCoopers The non audit-related services described above does not affect either the independence or the objectivity in conducting the examinations of the financial statements at Itaú Unibanco and its subsidiaries. The policy for providing Itaú Unibanco with non audit-related services is based on principles that protect the independent auditor’s independence, all of which were observed in providing that services, including their approval by the Audit Committee. Accounting Practices Adapted in Brazil (BRGAAP) We are disclosing the full accounting statements in accordance with the accounting practices adopted in Brazil (BRGAAP) on the same date as this publication, as per Official Circular CVM/SEP/01/13.The complete financial statements are available on the Investor Relations website (www.itau.com.br/investor-relations > results and reports > results center). The Management Report and the Full Accounting Statements of Itaú Unibanco Holding S.A. and those of its subsidiaries, for the period January to March 2022, abide by the rules established in Brazilian Company Law, the National Monetary Council (CMN), in accordance with the international financing reporting standards approved by the International Accounting Standards Board (IASB). As of January 1, 2018, the new accounting standard, IFRS 9, on financial instruments came into force. The standard shows significant modifications to classification and measurement, impairment and booking of hedges. One of the key points refers to how to deal with losses incurred. With the advent of IFRS 9, they will be treated as expected, instead of incurred, as previously. The information presented in this material are available on the Itaú Unibanco Investor Relations (IR) website.at: www.itau.com.br/investor-relations > Results and Reports > Results Center. 11

Report on review of consolidated financial statements To the Board of Directors and Stockholders Itaú Unibanco Holding S.A. Introduction We have reviewed the accompanying consolidated balance sheet of Itaú Unibanco Holding S.A. and its subsidiaries (“Bank”) as at March 31, 2022 and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the three-month period then ended, and notes to the financial statements, including significant accounting policies and other explanatory information. Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Accounting Standard (IAS) 34—“Interim Financial Reporting” issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these consolidated financial statements based on our review. Scope of review We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and ISRE 2410—“Review of Interim Financial Information Performed by the Independent Auditor of the Entity”, respectively). A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements referred to above do not present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and its subsidiaries as at March 31, 2022, and the consolidated financial performance and its consolidated cash flows for the three-month period then ended, in accordance with IAS 34. PricewaterhouseCoopers, Av. Brigadier Farias Lima 3732, 16º andar, partes 1 e 6, Edifício Adalmiro Dellape Baptista B32, São Paulo, SP, Brasil, 04538-132, T: +55 (11) 4004-8000, www.pwc.com.br Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 12

Itaú Unibanco Holding S.A. Other matters – Supplementary information 1) Statement of added value The consolidated financial statements referred to above include the consolidated statement of added value for the three-month period ended at March 31, 2022. This statement is the responsibility of the Bank’s management and is presented as supplementary information. This statement has been subjected to review procedures performed together with the review of the consolidated financial statements for the purpose of concluding whether they are reconciled with the consolidated financial statements and accounting records, as applicable, and if its form and content are in accordance with the criteria defined in the accounting standard CPC 09—“Statement of Value Added”. Based on our review, nothing has come to our attention that causes us to believe that this consolidated statement of added value has not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and that it is consistent with the consolidated financial statements taken as a whole. 2) Reconciliation of net income and stockholders’ equity (Note 33 (c)) The reconciliation of net income and stockholders’ equity of the individual financial statements prepared in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank—BACEN and the consolidated financial statements prepared in accordance with the International Accounting Standard—IAS 34 (“BACEN GAAP and IFRS Reconciliation”), referring to the three-month period ended March 31, 2022, prepared under the responsibility of the Bank’s Management, as described in Note 33 c), in compliance with BACEN standards, is presented as supplementary information for the purposes of IAS 34. This reconciliation was submitted to review procedures performed in conjunction with the review of the Bank’s consolidated financial statements to conclude whether it is reconciled with the consolidated financial statements and the accounting records, as applicable. Based on our review, nothing has come to our attention that causes us to believe that this BACEN GAAP and IFRS Reconciliation has not been prepared, in all material respects, in a consistent manner with the consolidated financial statements taken as a whole. São Paulo, May 6, 2022 PricewaterhouseCoopers Auditores Independentes Ltda. CRC 2SP000160/O-5 Emerson Laerte da Silva Contador CRC 1SP171089/O-3 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 13

ltaú Uni banco Holding S.A. Consolidated Balance Sheet (ln millions of reais) Assets Note 03/31/2022 12/31/2021 Cash 42 ,722 44 ,512 Financial assets 1,917,867 1,915,573 At Amortized Cost 1,384,923 1,375,782 Cornpulsory deposits in l he Central Bank of Brazil 101 ,395 104,592 lnterbank deposits 4 64 ,315 69 ,942 Securities purchased under agreernents to resell 4 170,153 169,718 Voluntary investrnents with lhe Central Bank of Brazil 4 10,000 5,800 Securities 9 170,239 147,746 Loan and lease operations 10 819,153 822 ,590 Other financial assets 18a 92 ,332 96 ,473 (-) Provision for expected loss 4, 9, 10 (42 ,664) (4 1,079) At Fair Value through Other Comprehensive lncome 77,415 105,622 Securities 8 77 ,415 105,622 At Fair Value through Profit or Loss 455,529 434,169 Securities 5 382 ,743 364,967 Deriva tives 6 , 7 72 ,506 69 ,045 Other financial assets 18a 280 157 Tax assets 57,897 58,433 Incarne tax and social contribution—current 2,052 1,636 Incarne tax and social contribution—deferred 24bl 50 ,968 50 ,831 other 4,877 5,966 other assets 18a 16,023 16,494 lnvestrnents in associates and joint ventures 11 6,707 6,121 Fixed assets, net 13 6,890 6,963 Goodwill and lntangible assets, net 14 21 ,161 21 ,110 Total assets 2,069,267 2,069,206 The accompanying notes are an integral part of these consol idated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 14

ltaú Unibanco Holding S.A. Consolidated Balance Sheet (ln millions of reais) Liabilities and stockholders’ equity Note 03/31/2022 12/31/2021 Financial Liabilities 1,611,902 1,621,786 At Amortized Cost 1,542,075 1,553,107 Deposits 15 807 ,043 850 ,372 Securities sold under repurchase agreernents 17a 256 ,642 252 ,848 lnterbank rnarket funds 17b 218 ,775 177,145 lnstitutional rnarket funds 17c 123,490 138,636 Other financial liabilities 18b 136,125 134,106 At Fair Value through Profit or Loss 64,534 63,479 Derivatives 6, 7 64 ,205 63 ,204 Structured notes 16 88 114 Other financial liabilities 18b 241 161 Provision for Expected Loss 10 5,293 5,200 Loan cornrnitrnents 4,481 4,433 Financial guarantees 812 767 Provision for insurance and private pensions 27c 218 ,739 214 ,976 Provisions 29 20 ,360 19,592 Tax liabilities 24c 4,670 6,246 Incarne tax and social contribution—current 1,550 2,450 Incarne tax and social contribution—deferred 24b li 276 280 Other 2,844 3,516 Other liabilities 18b 50 ,655 42 ,130 Total liabilities 1,906,326 1,904,730 Total stockholders’ equity attributed to the owners of the parent 152,866 152,864 company Capital 19a 90 ,729 90 ,729 Treasury shares 19a (79) (528) Capital reserves 19c 1,915 2,250 Revenue reserves 19c 70 ,216 66 ,161 Other cornprehensive incarne (9 ,915) (5 ,748) Non-controlling interests 19d 10,075 11,612 Total stockholders’ equity 162,941 164,476 Total liabilities and stockholders’ equity 2,069,267 2,069,206 The accompanying notes are an integral pari of these consolidated financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 15

Itaú Unibanco Holding S.A.

**Consolidated Statement of Income**

*(In millions of reais, except for number of shares and earnings per share information)*

| | Note | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 |
|---|---|---|---|
| **Operating Revenues** | | **34,963** | **28,273** |
| Interest and similar income | 21a | 37,366 | 29,974 |
| Interest and similar expenses | 21b | (30,373) | (15,334) |
| Income of Financial Assets and Liabilities at Fair Value through Profit or Loss | 21c | 1,652 | 5,364 |
| Foreign exchange results and exchange variations in foreign transactions | | 12,435 | (2,904) |
| Commissions and Banking Fees | 22 | 11,163 | 9,803 |
| **Income from insurance and private pension operations before claim and selling expenses** | | **1,295** | **1,095** |
| Revenues from insurance premiums and private pensions | | 3,779 | 3,466 |
| Change in provision for insurance and private pension | | (2,484) | (2,371) |
| Other income | 3 | 1,425 | 275 |
| **Expected Loss from Financial Assets and Claims** | | **(6,604)** | **(2,017)** |
| Expected Loss with Loan and Lease Operations | 10c | (6,693) | (2,174) |
| Expected Loss with Other Financial Asset, net | | 477 | 513 |
| (Expenses) / Recovery of claims | | (388) | (356) |
| **Operating Revenues Net of Expected Losses from Financial Assets and Claims** | | **28,359** | **26,256** |
| **Other operating income / (expenses)** | | **(19,226)** | **(17,718)** |
| General and administrative expenses | 23 | (16,870) | (16,455) |
| Tax expenses | | (2,521) | (1,700) |
| Share of profit or (loss) in associates and joint ventures | 11 | 165 | 437 |
| **Income / (loss) before income tax and social contribution** | | **9,133** | **8,538** |
| Current income tax and social contribution | 24a | (2,135) | (3,338) |
| Deferred income tax and social contribution | 24a | (63) | 1,020 |
| **Net income / (loss)** | | **6,935** | **6,220** |
| Net income attributable to owners of the parent company | 25 | 6,651 | 5,684 |
| Net income / (loss) attributable to non-controlling interests | 19d | 284 | 536 |
| **Earnings per share - basic** | **25** | | |
| Common | | 0.68 | 0.58 |
| Preferred | | 0.68 | 0.58 |
| **Earnings per share - diluted** | **25** | | |
| Common | | 0.68 | 0.58 |
| Preferred | | 0.68 | 0.58 |
| **Weighted average number of outstanding shares - basic** | **25** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,835,217,789 | 4,810,249,528 |
| **Weighted average number of outstanding shares - diluted** | **25** | | |
| Common | | 4,958,290,359 | 4,958,290,359 |
| Preferred | | 4,873,102,641 | 4,840,038,363 |

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 16

ltaú Unibanco Holding 5.A. Consolidated Statement of Comprehensive lncome (ln millions of reais) Note 01/01 to 01/01 to 03/31/2022 03/31/2021 Net income / (loss) 6,935 6,220 Financial assets at fair value through other comprehensive income 197 (1 ,494) Change in fa ir value 2,604 (2,965) Tax effect (1 ,061) 1,212 (Gains) / losses transferred to income statement (2,447) 471 Tax effect 1,101 (212) Hedge (61) (394) Cash flow hedge 7 (338) 638 Change in fair va lue (585) 1,208 Tax effect 247 (570) Hedge of net investment in foreign operation 7 277 (1,032) Change in fair va lue 544 (1 ,972) Tax effect (267) 940 Remeasurements of liabilities for post-employment benefits 111 (4) 2 Remeasurements 26 (5) 2 Tax effect Foreign exchange variation in foreign investments (4,299) 1,357 Total other comprehensive income (4,167) (529) Total comprehensive income 2,768 5,691 Comprehensive income attributable to the owners of the parent company 2,484 5,155 Comprehensive income attributable to non-controlling interests 284 536 1) Amounts that will not be su bsequenUy reclassifred to incarne. The accompanying notes are an integral part of these consolidated fi nancial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 17

ITAÚ ltaú Unibanco UNIBANCO Holding S.A. S.A. Demons Consolidated traçã o Statement Co nsolidada of Changes das Mut in ações Stockholders do Patrim ‘ Equity ônio Liquido (ln millions of reais) (Em milhões de reais) Participação % no capital votante Participação % no capital total País de Attributed to owners of the parent company Moeda Funcional 11•21 Atividade Other comprehensive income Constituição Atribu i do à Participação dos Acio nistas Controladores Total Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Financial Assets at Remeasurements Conversion stockholders’ stockholders’ Note Treasury Gains and equity Total -PL ow—ners equity Total PL—non — Total No Pais Nota Capital shares Ações em Capital Res reserves ervas d e Revenue Rese reserves rvas de Retained Ajuste de earnings Títulos Falr Re Va~~~:~r mensuraçõe ough s of liabilities Ajustes of de post- adj Ganhos ustm_ ents e of losses Lucr—oshedge Acio nistas Acio nistas não Total Capital Social ,,, of the parent controlling Tesouraria Capital Luc ros em Obrigações de Co employment nversão de fore1g —n Acumulados Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Comprehensi Benefícios Pve ós —Investimentos benefits 100,00% Perdas investments Hedge 100,00% company 100,00% interests 100,00% Ve nda m lnc Emprego ome 111 no Exterior “’ Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Total Ban co—01 em ltaucard /01 /01 2021 /01 /2021 SA Rea l 97,148 97.148 {907) (907) Brasil 2,326 2. 323 47 40,Instituição .347 734 Financei 472 ra (1.531 848 ) 6{1, .27 100,00% 531 3 ) (7.919) 6,854 100,00% (9,092) 136 142, .59 100,00% 993 3 11 11 .113 ,532 100,00% 147 154, ..706 525 Transactions with owners 374 (302) 72 538 610 Transações com os Acion istas 19, 20 374 374 192 (302) 72 566 505 577 566 Result of delivery..QUreasury shares Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Recognition Resultado da af Ent share rega -based de Ações payrnent em plans Tesouraria 15 374 (494) 192 566 (494) (494) 566 (lncrease) / Oecrease to the owners of the parent company 2d 1, 3 538 538 Oividends Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização (439) 100,00% 100,00% (494 (439) 100,00% ) (87) 100,00% ((526) 494) lnterest Dibens (Aumento an Leasi capital )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil (994) 100,00% 100,00% (994) 100,00% 505 100,00% (994) 505 Reversai af Dividends ar lnterest on capital- declared afler previous period 166 166 166 Unclairned Outros dividends and lnterest an capital (1) 73 (173) (1) 73 Other Reversão Financeira J de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 229 166 de Créd ito 50,00% 50,00% 166 229 50,00% 50,00% 188 229 Total comprehensive income 5,684 (1 ,494) 1,357 (394) 5,155 536 5,691 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 Net incarne 5,684 5,684 536 6,220 To Other tal do carnprehensive Resultado Ab ra incarne ngente for the period (1.506) (1,494) 1.382 (393 1,357 ) 5.4(394) 14 4.899 (529) 448 5(529) .347 Appropriations: ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 Legal reserve 270 (270) ltaü Outros Statutory Corretora Resu reserve ltados de Ab rangentes Va lores SA Rea l Brasil Corretora4,054 de Titu las e Va (4 (1 ,054) lores 506 ) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: Total ltaú -Seguros 03/31 /2021 SA 19 Rea l 97,148 {533) Brasil 2,024 52,066 Seguros {646) {1,100,00% 529) 8,211 100,00% 19,486) 1471255 100,00% 12,519 100,00% 159,774 Chan9e in the period 374 j302) 4z719 11 1494) 2 1,357 {394) 4!262 987 51249 Reserva Legal 270 (270) Total ltaú -Unibanco 01 /01/2022 SA Rea l 90,729 (528) Brasil 2,250 66,Instituição 161 Financeira (2,400) {1,486) 100,00% 6,531 100,00% (8,393) 152,864 100,00% 11 ,612 100,00% 164,476 Trans Reservas actions Estatutárias with owners 449 (335) 3.784 (3.784) 114 (1 ,520) (1,406) Result Di aú vi dendos Vida of deliverv e Previdência of treasurv shares SA 19, 20 Rea l 449 Brasil 02 Previdência Complementar 100,00% 100,00% (439) (439) 100,00% 511 (87) 100,00% (528) 511 ltRecognition of share-based payment plans (397) (397) (397) (lncrease) Juros sobre / Decrease o Capital to Pr the óp rowne io rs ofthe parent company 2d 1, 3 (994) (994) (1,520) (1(,520) 994) Dividends Saldos Luizacred em 31 SA /03/2021 Sociedade de Crédito, Financiamento e Investimento 15 Rea l 97 .148 (533) Brasil 2.021 44 Sociedade .953 de(1 Créd .034) ito (1.529) 7.655 50 ,00% (8 .312) 50,00% 140.369 50,00% 11 (301) .979 50,00% 152(301) .348 lnterest on capital (1,954) (1,954) (1,954) Unclairned Muta Redecard ções dividends no Pe Instituição rfodo and lnterest de on Pagamento capital SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 77 2 1.382 100,00% (393) 100,00% 3.776 100,00% 77 866 100,00% 4.642 77 Corpor Saldos ate em reorganizatlon 01 /01 /2022 2d 1, 3 90.729 (528) 2.247 57 (868) .058 (2.263) (1.486) 6.010 (7.213) 144.554 (868) 11 .022 155 (868) .576 Other No Exterior 1JJ 217 217 217 Transações Total comprehensive com os Ac lncome ion istas 449 (335) 6,583 197 (4) (4,299) (61) 2,416 114 (1.501 284 ) (12,700 .387) ltNet Resul aú incarne Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 6,651 55 ,65% 49,30% 6, 51 651 1 55,65% 284 49,30% 6,935 511 Other comprehensive incarne for lhe period (68) 197 (4) {4,299) (61) (4,235) (4,235) Appropriations: Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Legal (Aumento reserve )/ Redução de Participação de Acion istas Controladores 15 350 (350) (1.501) (1.501) Banco Statutory ltaú reserve Argentina SA Peso Argentino Argentina 4,356 Instituição Financeira (4 ,356) 100,00% 100,00% 100,00% 100,00% R Total eorganização —03/31/2022 Soc ietária 2cXIV 19 , 3 90z729 {791 11915 701218 (882) f21203! {1 !490/ 2 232 {8!454) 1521888 (882) 101075 182! (8941 82) Chan9e Banco 3 in ltaú the period Paraguay SA Guarani 449 Paraguai ,3351 4 Instituição 055 Financeira 197 100,00% !41 ‘4299J 100,00% !611 100,00% 2 11 5371 100,00% ,1 535J Outros ( l 40 40 40 1) lncludes lhe share in other comprehensive income of inveslments in associates and joinl venlures related to financial assets at fair value lhrough other comprehensive income. 2) Divi Banco lncl dendos udes ltaú cash e Juros flow Uruguay hedge sobre and o Cap SA hedge ital of Próprio net investmentin Prescritos fore ign operation Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 3) Total lncl udes do Resultado Argentina ·s Ab hyperinflatioo rangente adjustmenl 46 (4) (4.281) (60) 6.743 2.444 289 2.733 ltau Bank, Ltd. Rea l Ilhas Cayman Instituição Financeira 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 6.743 6.743 289 7.032 The ltau accompan BBA yi lnternational ng notes are an integral pie part of these consolidaled financial statemenls. Dólar Reino Unido Instituição Financeira 100,00% 100,00% 100,00% 100,00% Outros Resu ltados Abrangentes 46 (4) (4.281) (60) (4.299) (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 18

Itaú Unibanco Holding S.A.

**Consolidated Statement of Cash Flows**

*(In millions of reais)*

| | Note | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 |
|---|---|---|---|
| **Adjusted net income** | | **29,183** | **18,357** |
| Net income | | 6,935 | 6,220 |
| **Adjustments to net income:** | | **22,248** | **12,137** |
| Share-based payment | | (339) | (438) |
| Effects of changes in exchange rates on cash and cash equivalents | | 11,545 | 12,106 |
| Expected loss from financial assets and claims | | 6,604 | 2,017 |
| Income from interest and foreign exchange variation from operations with subordinated debt | | (6,508) | 6,885 |
| Provision for insurance and private pension | | 2,484 | 2,371 |
| Depreciation and amortization | | 1,170 | 974 |
| Expense from update / charges on the provision for civil, labor, tax and legal obligations | | 265 | 222 |
| Provision for civil, labor, tax and legal obligations | | 1,168 | 1,402 |
| Revenue from update / charges on deposits in guarantee | | (171) | (73) |
| Deferred taxes (excluding hedge tax effects) | 24b | 22 | 1,374 |
| Income from share in the net income of associates and joint ventures and other investments | | (165) | (437) |
| Income from financial assets - at fair value through other comprehensive income | | (2,447) | 471 |
| Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income | | 3,420 | (9,730) |
| Income from interest and foreign exchange variation of financial assets at amortized cost | | 5,176 | (4,702) |
| (Gain) / loss on sale of investments and fixed assets | | 4 | (95) |
| Other | 23 | - | (210) |
| **Change in assets and liabilities** | | **582** | **(31,248)** |
| **(Increase) / decrease in assets** | | | |
| Interbank deposits | | 9,492 | (15,808) |
| Securities purchased under agreements to resell | | (1,420) | 43,765 |
| Compulsory deposits with the Central Bank of Brazil | | 3,197 | (1,258) |
| Loan operations | | (1,618) | (31,114) |
| Derivatives (assets / liabilities) | | (2,521) | (4,907) |
| Financial assets designated at fair value through profit or loss | | (17,776) | (25,167) |
| Other financial assets | | 4,189 | 2,035 |
| Other tax assets | | 673 | 942 |
| Other assets | | (3,442) | 691 |
| **(Decrease) / increase in liabilities** | | | |
| Deposits | | (43,329) | 12,369 |
| Deposits received under securities repurchase agreements | | 3,794 | (19,086) |
| Funds from interbank markets | | 41,630 | 4,465 |
| Funds from institutional markets | | (2,015) | 4,276 |
| Other financial liabilities | | 2,098 | (5,129) |
| Financial liabilities at fair value throught profit or loss | | (27) | (14) |
| Provision for insurance and private pension | | 891 | (5,704) |
| Provisions | | 2,850 | 4,022 |
| Tax liabilities | | (1,776) | (853) |
| Other liabilities | | 8,397 | 8,465 |
| Payment of income tax and social contribution | | (2,705) | (3,236) |
| **Net cash from / (used in) operating activities** | | **29,765** | **(12,889)** |
| Dividends / Interest on capital received from investments in associates and joint ventures | | 42 | 8 |
| Cash upon sale of investments in associates and joint ventures | | - | 95 |
| Cash upon sale of fixed assets | | 14 | 86 |
| Mutual rescission of intangible assets agreements | | 1 | 68 |
| (Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income | | 27,167 | 13,328 |
| (Purchase) / redemptions of financial assets at amortized cost | | (27,147) | (870) |
| (Purchase) of investments in associates and joint ventures | | (521) | (15) |
| (Purchase) of fixed assets | | (336) | (298) |
| (Purchase) of intangible assets | 14 | (1,370) | (940) |
| **Net cash from / (used in) investment activities** | | **(2,150)** | **11,462** |
| Funding from institutional markets | | - | 2,728 |
| Redemptions in institutional markets | | (6,622) | (7,942) |
| Change in non-controlling interests stockholders | | (1,520) | 493 |
| Result of delivery of treasury shares | | 453 | 510 |
| Dividends and interest on capital paid to non-controlling interests | | (301) | (42) |
| Dividends and interest on capital paid | | (2,784) | (2,762) |
| **Net cash from / (used in) financing activities** | | **(10,774)** | **(7,015)** |
| **Net increase / (decrease) in cash and cash equivalents** | 2d III | **16,841** | **(8,442)** |
| Cash and cash equivalents at the beginning of the period | | 109,687 | 105,823 |
| Effects of changes in exchange rates on cash and cash equivalents | | (11,545) | (12,106) |
| **Cash and cash equivalents at the end of the period** | | **114,983** | **85,275** |
| Cash | | 42,722 | 39,369 |
| Interbank deposits | | 16,420 | 5,686 |
| Securities purchased under agreements to resell - Collateral held | | 45,841 | 40,220 |
| Voluntary investments with the Central Bank of Brazil | | 10,000 | - |
| **Additional information on cash flow (Mainly operating activities)** | | | |
| Interest received | | 56,816 | 26,769 |
| Interest paid | | 26,282 | 20,474 |
| **Non-cash transactions** | | | |
| Loans transferred to assets held for sale | | - | - |
| Dividends and interest on capital declared and not yet paid | | 1,846 | 1,417 |

The accompanying notes are an integral part of these consolidated financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 19

ltaú Unibanco Holding S.A. Consolidated Statement of Added Value (ln mil/ians of reais) 01/01 to 01/01 to 03/31/2022 03/31/2021 lncome 59,079 44,340 lnterest and similar 51 ,412 34 ,828 Commissions and Banking fees 11,163 9,803 lncome from insurance and private pension operations before claim 1,295 1,095 Expected loss with Other financial asseis (6,216) (1 ,66 1) Other 1,425 275 Expenses (33,463) (17,535) lnterest and similar (30 ,373) (15,334) Other (3,090) (2,20 1) Inputs purchased from third parties (4,601) (5,619) Materiais, energy and others (132) (89) Third-Party and Financial System Services, Security and Transportation (1,701) (1,766) Other (2,768) (3,764) Data processing and telecommunications (932) (962) Advertising, promotions and publication (350) (252) lnsta llations (245) (242) Tra vei expenses (26) (9) Other (1,215) (2,299) Gross added value 21,015 21,186 Depreciation and amortization (1,402) (1 ,307) Net added value produced by lhe company 19,613 19,879 Added value received through transfer—Results of equity method 165 437 Total added value to be distributed 19,778 20,316 Distribution of added value 19,778 20,316 Personnel 7,134 6,878 Direct compensation 5,578 5,518 Benefits 1,140 1,115 FGTS—government severance pay fund 416 245 Taxes, fees and contributions 5,495 7,091 Federal 5,089 6,710 Municipal 406 381 Return on third parties’ capital—Rent 214 127 Other 214 127 Return on capital 6,935 6,220 Dividends and interest on capital 1,954 1,433 Retained earnings attributable to controlling shareholders 4,697 4,251 Retained earnings attributable to non-controlling shareholders 284 536 The accompanying notes are an integral part of these financial statements. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 20

Itaú Unibanco Holding S.A. Notes to the Consolidated Financial Statements At 03/31/2022 and 12/31/2021 for balance sheet accounts and from 01/01 to 03/31 of 2022 and 2021 for income statement (In millions of reais, except when indicated) Note 1—Operations Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil. ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Banking, Wholesale Banking and Activities with the Market + Corporation. Further detailed segment information is presented in Note 30. ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participaçőes S.A. (“IUPAR”), a holding company which owns 51.71% of our common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participaçőes (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares. These consolidated financial statements were approved by the Board of Directors on May 06, 2022. Note 2—Significant accounting policies a) Basis of preparation The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that as from December 31, 2010 annual Consolidated Financial Statements are prepared in accordance with the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). These Consolidated Financial Statements were prepared in accordance with IAS 34 – Interim Financial Reporting, with the option of presenting the Complete Consolidated Financial Statements in lieu of the Condensed Consolidated Financial Statements. In the preparation of these Consolidated Financial Statements, ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC). The presentation of the Statement of Value Added is required by the Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to publicly-held companies. This Statement was prepared in accordance with the criteria established by Technical Pronouncement CPC 09 – Statement of Value Added; however, the IFRS do not require the presentation of said statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of Financial Statements. The information in the financial statements and accompanying notes evidence all relevant information inherent in the financial statements, and only them, which are consistent with information used by management in its administration. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 21

b) New accounting standards changes and interpretations of existing standards I—Accounting standards applicable for period ended March 31, 2022 There were no new accounting standards for the current period. II—Accounting standards recently issued and applicable in future periods • IFRS 17 – Insurance Contracts: The pronouncement replaces IFRS 4 – Insurance Contracts and presents three approaches for valuation: • General Model: applicable to all contracts without direct participation features. • Premium Allocation Approach (PAA): applicable to contracts with term is up to 12 months or when it produces results similar to those that would be obtained if the general model was used. It is more simplified than the general model. • Variable Fee Approach: applicable to insurance contracts with direct participation features, the insurance contracts which are substantially investment related service contracts under which an entity promises an investment return based on underlying items. Insurance contracts must be recognized based on an analysis of four components: • Expected Future Cash Flows: estimate of all components of cash flow of the contract, considering inflows and outflows. • Risk Adjustment: estimate of offset required for differences that may occur between cash flows. • Contractual Margin: difference between any amounts received before the beginning of the contract coverage and present value of cash flows estimated at the beginning of the contract. • Discount: projected cash flows must be discounted to present value, to reflect the time value of money, at rates that reflect the characteristics of the respective flows. This standard is effective for annual periods beginning January 1st, 2023. Possible impacts are being assessed and the assessment will be completed by the date this standard comes into force. • Amendments to IAS 1 – Presentation of Financial Statements – Requires that only information about material accounting policies are disclosed, eliminating disclosures of information that duplicate or summarize IFRS requirements. These amendments are effective for the years beginning January 1st, 2023 and they have no financial impacts. Analyzes regarding changes in disclosure will be completed by the date the standard becomes effective. • Amendments to IAS 8—Accounting Policies, Changes in Accounting Estimates and Errors – Includes the definition of accounting estimates: monetary amounts subject to uncertainties in their measurement. Expected credit loss and the fair value of an asset or liability are examples of accounting estimates. This change is effective for the years beginning January 1st, 2023 and there are no impacts for the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING. • Amendments to IAS 12 – Income Taxes – Clarifies that the exemption for accounting for deferred taxes arising from temporary differences generated in the initial recognition of assets or liabilities is no applicable to lease operations. These amendments are effective for years beginning January 1st, 2023. Possible impacts are being evaluated and will be completed by the date the standard becomes effective. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 22

c) Critical accounting estimates and judgments The preparation of Consolidated Financial Statements in accordance with the IFRS requires Management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Financial Statements, due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Estimates and judgments that present a significant risk and may have a material impact on the values of assets and liabilities are disclosed below. Actual results may differ from those established by these estimates and judgments. Topic Notes Consolidation Note 2c I and Note 3 Fair value of financial instruments Note 2c 11 and Note 28 Effective interest rate Note 2c Ili , Notes 5, 8, 9 and 10 Change to financial assets Note 2c IV, Notes 5, 8, 9 and 10 Transfer and write-off of financial assets Note 2c V, Notes 5, 8, 9 and 10 Expected credit loss Note 2c VI, Notes 8, 9, 10 and 32 Goodwill impairment Note 2c VII and Note 14 Deferred incarne tax and social contribution Note 2c VIII and Note 24 Defined benefit pension plan Note 2c IX and Note 26 Provisions, contingencies and legal obligations Note 2c X and Note 29 Technical provisions for insurance and private pension Note 2c XI and Note 27 I—Consolidation Subsidiaries are all those in which ITAÚ UNIBANCO HOLDING’s involvement exposes it or entitles it to variable returns and can affect these returns through its influence on the entity. The existence of control is assessed continuously. Subsidiaries are consolidated from the date control is established to the date on which it ceases to exist. The consolidated financial statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated. II—Fair value of financial instruments not traded in active markets, including derivatives The fair value of financial instruments, including derivatives that are not traded in active markets, is calculated by using valuation techniques based on assumptions that consider market information and conditions. The main assumptions are: historical data, information on similar transactions and pricing techniques. For more complex or illiquid instruments, significant judgment is necessary to determine the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount our price quoted for financial instruments that are not actively traded. III—Effective interest rate For the calculation of the effective interest rate, ITAÚ UNIBANCO HOLDING estimates cash flows considering all contractual terms of the financial instrument, but without consider future credit losses. The calculation includes all commissions paid or received between parties to the contract, transaction costs, and all other premiums or discounts. Interest revenue is calculated by applying the effective interest rate to the gross carrying amount of a financial asset. In the case of purchased or originated credit impaired financial assets, the adjusted effective interest rate is applied, taking into account the expected credit loss, to the amortized cost of the financial asset. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 23

IV—Modification of financial assets The factors used to determine whether there has been substantial modification of a contract are: evaluation if there is a renegotiation that is not part of the original contractual terms, significant change to contractual cash flows and significant extensions of the term of the transaction due to the debtor’s financial constraints, significant changes to the interest rate and change to the currency in which the transaction is denominated. V—Transfer and write-off of financial assets When there are no reasonable expectations of recovery of a financial asset, considering historical curves, its total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss, with no effect on the Consolidated Statement of Income of ITAÚ UNIBANCO HOLDING. Subsequent recoveries of amounts previously written off are accounted for as income in the Consolidated Statement of Income. Thus, financial assets are written off, either totally or partially, when there is no reasonable expectation of recovering a financial asset or when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of ownership and said transfer is qualified to be written off. VI—Expected credit loss The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain client’s credit condition or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet. The main assumptions are: • Term to maturity: ITAÚ UNIBANCO HOLDING considers the maximum contractual period on which it will be exposed to financial instrument’s credit risk. However, the estimated useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk. Additionally, all contractual terms are taken into account when determining the expected life, including prepayment and rollover options. • Prospective information: IFRS 9 requires a balanced and impartial estimate of credit loss that includes forecasts of future economic conditions. ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. Main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. • Macroeconomic scenarios: This information involves inherent risks, market uncertainties and other factors that may give rise to results different from expected. • Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables. • Determining criteria for significant increase or decrease in credit risk: in each period of the consolidated financial statements, ITAÚ UNIBANCO HOLDING assesses whether the credit risk of a financial asset has increased significantly since the initial recognition using absolute and relative triggers (indicators). The migration of the financial asset to an earlier stage occurs with a significant reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months. ITAÚ UNIBANCO HOLDING assesses whether the credit risk has significantly increased on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, geographical location of the counterparty, among other significant factors. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 24

VII—Goodwill impairment The review of goodwill due to impairment reflects the Management’s best estimate for future cash flows of Cash Generating Units (CGU), with the identification of the CGU and estimate of their fair value less costs to sell and/or value in use. To determine this estimate, ITAÚ UNIBANCO HOLDING adopts the discounted cash flow methodology for a period of 5 years, macroeconomic assumptions, growth rate and discount rate. The discount rate generally reflects financial and economic variables, such as the risk-free interest rate and a risk premium. Cash-Generating Units or CGU groups are identified at the lowest level at which goodwill is monitored for internal management purposes. VIII—Deferred income tax and social contribution Deferred tax assets are recognized only in relation to deductible temporary differences, tax losses and social contribution loss carryforwards for offset only to the extent that it is probable that ITAÚ UNIBANCO HOLDING will generate future taxable profit for its use. The expected realization of deferred tax assets is based on the projection of future taxable profits and technical studies. IX—Defined benefit pension plans The current amount of pension plans is obtained from actuarial calculations, which use assumptions such as discount rate, which is appropriated at the end of each year and used to determine the present value of estimated future cash outflows. To determine the appropriate discount rate, ITAÚ UNIBANCO HOLDING considers the interest rates of National Treasury Notes that have maturity terms similar to the terms of the respective liabilities. The main assumptions for Pension plan obligations are partly based on current market conditions. X—Provisions, contingencies and legal obligations ITAÚ UNIBANCO HOLDING periodically reviews its contingencies. These contingencies are evaluated based on management´s best estimates, taking into account the opinion of legal counsel when there is a likelihood that financial resources will be required to settle the obligations and the amounts may be reasonably estimated. Contingencies classified as probable losses are recognized in the Balance Sheet under Provisions. Contingent amounts are measured using appropriate models and criteria that permit their measurement, despite the uncertainty inherent in timing and amounts. XI—Technical provisions for insurance and private pension Technical provisions are liabilities arising from obligations of ITAÚ UNIBANCO HOLDING to its policyholders and participants. These obligations may be short term liabilities (property and casualty insurance) or medium and long term liabilities (life insurance and pension plans). The determination of the actuarial liability is subject to several uncertainties inherent in the coverage of insurance and pension contracts, such as assumptions of persistence, mortality, disability, life expectancy, morbidity, expenses, frequency and severity of claims, conversion of benefits into annuities, redemptions and return on assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 25

The estimates for these assumptions are based on the historical experience of ITAÚ UNIBANCO HOLDING, benchmarks and the experience of the actuary, in order to comply with best market practices and constantly review of the actuarial liability. The adjustments resulting from these continuous improvements, when necessary, are recognized in the statement of income for the corresponding period. d) Summary of main accounting practices I—Consolidation I.I—Subsidiaries In accordance with IFRS 10—Consolidated Financial Statements, subsidiaries are all entities in which ITAÚ UNIBANCO HOLDING holds control. In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation, pursuant to IAS 29—Financial Reporting in Hyperinflationary Economies. The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 26

ITAÚ UNIBANCO HOLDING S.A. Demonstração Co nsolidada das Mutações do Patrimônio Liquido lncorporation lnterest in voting capital % lnterest in total capital % (Em milhões de reais) 1•21 Functional Currency ( Country Activity Participação % no capital votante Participação % no capital total 1121 País de 03/31/2022 12/31 /2021 03/31/2022 12/31 /2021 Moeda Funcional • Atribu i do à Participaç Atividade ão dos Ac io nistas Controladores ln Brazil Constituição Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Banco ltaú BBA SA Real Brazil Financial institution 100.00% 100.00% Total PL- 100 00% Total PL- 100 00% No Ban Pais co ltaú Consignado S.A Nota Real Ações Brazil em Reservas de ReservasFinancial de Ajuste ins de tit ut Títulos ion Remensurações Ajustes10000% de Ganhos e Luc 10000% ros Acio nistas 100 Ac 00% io nis tas não Total 100 00% Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Banco ltaucard SA Real Brazil Financial institution 100.00% 100.00% 100.00% 100 .00% Ve nda m Emprego no Exterior “’ Ba Banco nco ltauleasi ltaú Consignado ng SA 1 ‘ 1 SA RRea eal l Brazil Brasil Financial Instituição ins Financeira titution 100,00% 100 100,00% .00% 100,00% 100,00% 100 .00% Saldos em 01 /01 /2021 97.148 (907) 2. 323 40.734 472 (1.531) 6.273 (7.919) 136.593 11 .113 147.706 Cia Ban . co ltaú ltaucard de Capi ta SA lizaçao RRea eal l Brazil Brasil Instituição Premium Bo Financei nds ra 100100,00% .00% 100 100,00% ..00% 100,00% 100.00% 100,00% 100.00% Transações com os Acion istas 374 (302) 72 505 577 Di Banco bens Leasing ltau leasing SA de SA •Ações Arr lendamento 3 lem Tesouraria Me rcantil 15 RRea eal l Brazil 374 Brasil 192 Instituição Leasing Financeira 100.00% 100 100,00% .00% 566 100 .00% 100,00% 100.00% Resultado da Entrega 566 Fin Reconhecimento anceira ltaú de CBD Planos S.A de . Crédito, Pagamento Financ Baseado ia mento em Ações e Investimento Real Brazil (494) Consumer finance credit 50 .00% 50 .00% (49450) .00% 50.00% (494) Cia . ltaú de Capitalização Rea l Brasil Capitalização 100,00% 100,00% 100,00% 100,00% Hi Dibens (Aumento perca rd Leasi )/ Ba Redução nco ng Múltip SA de Pa -rt lo Arrendamento icipação SA de Acion istas Mercantil Controladores 15 Re Rea al l Brazil Brasil Arrendamento Financial instituti Mercantil on 100100,00% .00% 100 100,00% .00% 100,00% 100.00% 505 100,00% 100.00% 505 Outros ltauseg Seguradora S.A. Real Brazil (1) lnsurance 100.00% 100.00% (100 1) .00% 100.00% (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 ltaú Corretora de Valores S .A. Real Brazil Securities Broker 100.00% 100.00% 100.00% 100.00% Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To ltaú tal do Segu Resultado ros S. Ab A. rangente Real Brazil lnsurance (1.506) 100 1.382 .00% (393) 100.00% 5.414 4.899 100 .00% 448 100.5 00% .347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% ltLucro aú Uniban Líquidoco Conso S.Ali.dado Real Brazil Financial institution 100.00% 100.00% 5.414 5.414 100 .00% 448 100.5 00% .862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: ltaú Vida e Previdência S.A. Real Brazil Pension plan 100.00% 100.00% 100.00% 100.00% ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Luizacred Reserva Legal S .A . Sociedade de Crédito, Financiamento e Investimento Real Brazil Consumer 270 finance credit 50 .00% 50 .00% (270) 50.00% 50 .00% ltaú Reservas Unibanco Estatutárias SA Rea eal l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Redecard lnstituiçao de Pagamento S .A R Brazil Acquirer 10000% 10000% 100 00% 100 00% ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Foreign Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos ltaú CorpBanca em 31 /03/2021 Colombia S.A 15 Colombian peso97 .148 Colom (533)bia 2.021 44 Financial .953 institut (1ion .034 ) (1.529) 755 .655 .65% (8 .312) 49 .30% 140.36955 .65% 11 .979 49 152 .30% .348 Muta Ba Redecard nç co ões lt aú no Pe Instituição (Sr uisse) fodo S A de Pagamento SA Swiss Rea franc l Switzerla 374 Brasil nd (302) Financial 4.219 Adquirente instituti (1on .506) 2 10000% 1.382 100,00% (393) 10000% 100,00% 3.776 100,00% 100 00% 866 100,00% 100 4 00% .642 Saldos No Ban Exterior co em ltaú 01 Argenti /01 /2022 na SA Argentine peso 90.729 Argenti (528) na 2.247 57 Financial .058 institut (2 ion .263) (1.486) 100 6.010 .00% (7.213) 100.00% 144.554 100 .00% 11 .022 100 155 .00% .576 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) Ba ltaú n co Corpbanca ltaú Paragu Colombia ay SA SA Peso Guarani Colombiano Paragu Colômbia ay Financial Instituição ins Financeira titution 100.00% 55 ,65% 100 49,30% .00% 100 55,65% .00% 1 49,30% 00 .00% Resultado da Entrega de Ações em Tesouraria 15 449 62 51 1 511 Ba Banco nco ltltaú aú Urugu (Su isse) ay SA SA Uruguayan Franco Suiço peso Urugu Suíça ay Financial Instituição instilution Financei ra 100100,00% ..00% 100 100,00% .00% 100,00% 100.00% 100,00% 100.00% Reconhecimento de Planos de Pagamento Baseado em Ações (397) (397) (397) lt(Aumento au Bank, )/ Ll Redução d. de Participação de Acion istas Controladores 15 Real Cayman lslands Financial institution 100.00% 100.00% 100.00% (1.501) 100 (1 .00% .501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R lteo aurganização BBA lnternational Societária pie 2cXIV, 3 US Dollar United Kingdom Financial (882) institution 100.00% 100.00% (882) 100 .00% 100.00% (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% ltau BBA USA Securities lnc. US Dollar United States Sec 40 urities Broker 100.00% 100.00% 40 100 .00% 100 .00% 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total lt ltaú au do CorpBanca Bank, Resultado Ltd .Ab rangente Chilean Rea peso l Ilhas Chile Cayman Financial Instituição institution Financei 46 ra (4) (4. 55 28100,00% . 1) 96% (60) 100,00% 56.60% 6.743 2.444 100,00% 55 .96% 289 100,00% 56.2 60% .733 1)Lucro AII overseas Líquido offic Conso esli of dado ITAÚ UN IBANCO HOLDING have the sarne functiona l currency as the parent company, except for CorpBanca New York Bra nch and ltaú Unibanco S.A. Miami Bra nch, which uses the US dollar. 6.743 6.743 289 7.032 2) ltOutros au On January BBA Resu lnternational ltados 1, 2022, Ab the rangentes functional pie cu rrency of the units ltaú Uni banco S.A. Miami Branch and ltaú BBA USA Securities Dólar lnc. was changed from Reino reais Uni into do dollars dueto the modification Instituição in the scope Financeira of46 activity and the main (4) economic en (4 vi .281) ronment 100,00% in which ( 60 the ) units opera 100,00% te. (4.299) 100,00% 100,00% (4.299) 3) Company incorporated by Oi bens Leasi ng S.A.—Arrendamento M ercanti l at 03/3 1/ 2022. Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 27

I.II—Business combinations In general, a business consists of an integrated set of activities and assets that may be conducted and managed so as to provide a return, in the form of dividends, lower costs or other economic benefits, to investors or other stockholders, members or participants. If there is goodwill in a set of activities and assets transferred, it is presumed to be a business. The acquisition method is used to account for business combinations, except for those classified as under common control. Acquisition cost is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the acquisition date. Acquired assets and assumed liabilities and contingent liabilities identifiable in a business combination are initially measured at fair value at the date of acquisition, regardless of the existence of non-controlling interests. When the amount paid, plus non-controlling interests, is higher than the fair value of identifiable net assets acquired, the difference will be accounted for as goodwill. On the other hand, if the difference is negative, it will be treated as negative goodwill and the amount will be recognized directly in income. I.III—Goodwill Goodwill is not amortized, but its recoverable value is assessed semiannually or when there is an indication of impairment loss using an approach that involves the identification of Cash Generating Units (CGU) and the estimate of its fair value less the cost to sell and/or its value in use. The breakdown of Goodwill and Intangible assets is described in Note 14. I.IV—Capital Transactions with non-controlling stockholders Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in consolidated stockholders’ equity. II—Foreign currency translation II.I—Functional and presentation currency The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, its functional and presentation currency. For each subsidiary, joint venture or investment in associates, ITAÚ UNIBANCO HOLDING defines the functional currency as the currency of the primary economic environment in which the entity operates. II.II—Foreign currency operations Foreign currency operations are translated into the functional currency using the exchange rates prevailing on the dates of the transactions. Foreign exchange gains and losses are recognized in the consolidated statement of income, unless they are related to cash flow hedges and hedges of net investment in foreign operations, which are recognized in stockholders’ equity. III—Cash and cash equivalents Defined as cash and current accounts with banks, shown in the Consolidated Balance Sheet under the headings Cash, Interbank Deposits, Securities purchased under agreements to resell (Collateral Held) and Voluntary investments with the Central Bank of Brazil with original maturities not exceeding 90 days. IV—Financial assets and liabilities Financial assets and liabilities are offset against each other and the net amount is reported in the Balance Sheet only solely when there is a legally enforceable right to offset them and the intention to settle them on a net basis, or to simultaneously realize the asset and settle the liability. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 28

IV.I—Initial recognition and derecognition Financial assets and liabilities are initially recognized at fair value and subsequently measured at amortized cost or fair value. Regular purchases and sales of financial assets are recognized and derecognized, respectively, on the trading date. Financial assets are partially or fully derecognized when: • the contractual rights to the cash flows of the financial asset expire, or • ITAÚ UNIBANCO HOLDING transfers the financial asset and this transfer qualifies for derecognition. The financial liabilities are derecognized when they are extinguished, i.e., when the obligation specified in the contract is discharged, cancelled or expires. Derecognition of financial assets Financial assets are derecognized when ITAÚ UNIBANCO HOLDING substantially transfers all risks and benefits of its property. In the event it is not possible to identify the transfer of all risks and benefits, the control should be assessed to determine the continuous involvement related to the transaction. If there is a retention of risks and benefits, the financial asset continues to be recorded and a liability is recognized for the consideration received. IV.II Classification and subsequent measurement of financial assets Financial assets are classified in the following categories: • Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest. • Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale. • Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria. The classification and subsequent measurement of financial assets depend on: • The business model under which they are managed. • The characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test). Business model: represents how financial assets are managed to generate cash flows and does not depend on the Management’s intention regarding an individual instrument. Financial assets may be managed with the purpose of: i) obtaining contractual cash flows; ii) obtaining contractual cash flows and sale; or iii) others. To assess business models, ITAÚ UNIBANCO HOLDING considers risks that affect the performance of the business model; how the managers of the business are compensated; and how the performance of the business model is assessed and reported to Management. When a financial asset is subject to business models i) or ii) the application of the SPPI Test is required. SPPI Test: assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest. To fit into this concept, cash flows should include only consideration for the time value of money and credit risk. If contractual terms introduce risk exposure or cash flow volatilities, such as exposure to changes in prices of equity instruments or prices of commodities, the financial asset is classified at fair value through profit or loss. Hybrid contracts must be assessed as a whole, including all embedded characteristics. The accounting of a hybrid contract that contains an embedded derivative is performed on a joint basis, i.e. the whole instrument is measured at fair value through profit or loss. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 29

Amortized cost Amortized cost is the amount for which a financial asset or liability is measured at its initial recognition, plus adjustments made under the effective interest method, less amortization of principal and interest, and any provision for expected credit loss. Fair value Fair value is the price that would be received for the sale of an asset or that would be paid for the transfer of a liability in an orderly transaction between market players on the measurement date. ITAÚ UNIBANCO HOLDING classifies the fair value hierarchy according to the relevance of data observed in the measurement process. Details of the fair value of financial instruments, including Derivatives, and of the hierarchy of fair value are given in Note 28. The adjustment to fair value of financial assets and liabilities is recognized: • In stockholders’ equity for financial assets and liabilities measured at fair value through other comprehensive income. • In the Consolidated Statement of Income, under the heading Income of Financial Assets and Liabilities at Fair Value through Profit or Loss, for the other financial assets and liabilities. Average cost is used to determine the gains and losses realized on disposal of financial assets at fair value, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss. Dividends on assets at fair value through other comprehensive income are recognized in the Consolidated Statement of Income as Interest and similar income when it is probable that ITAÚ UNIBANCO HOLDING ‘s right to receive such dividends is assured. Equity instruments An equity instrument is any contract that evidences a residual interest in an entity’s assets, after the deduction of all its liabilities, such as Shares and Units. ITAÚ UNIBANCO HOLDING subsequently measures all its equity instruments at fair value through profit or loss, except when Management opts, on initial recognition, to irrevocably designate an equity instrument at fair value through other comprehensive income when it is held for a purpose other than only generating returns. When this option is selected, gains and losses on the fair value of the instrument are recognized in the Consolidated Statement of Comprehensive Income and are not subsequently reclassified to the Consolidated Statement of Income, even on sale. Dividends continue to be recognized in the Consolidated Statement of Income as Interest and similar income, when ITAÚ UNIBANCO HOLDING’s right to receive them is assured. Gains and losses on equity instruments measured at fair value through profit or loss are accounted in the Consolidated Statement of Income. Expected credit loss ITAÚ UNIBANCO HOLDING makes a forward-looking assessment of the expected credit loss on financial assets measured at amortized cost or through other comprehensive income, loan commitments and financial guarantee contracts: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 30

• Financial assets: loss is measured at present value of the difference between contractual cash flows and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. • Loan commitments: expected loss is measured at present value of the difference between contractual cash flows that would be due if the commitment was drawn down and the cash flows that ITAÚ UNIBANCO HOLDING expects to receive. • Financial guarantees: the loss is measured at the difference between the payments expected for refunding the counterparty and the amounts that ITAÚ UNIBANCO HOLDING expects to recover. ITAÚ UNIBANCO HOLDING applies a three-stage approach to measuring the expected credit loss, in which financial assets migrate from one stage to the other in accordance with changes in credit risk. • Stage 1 – 12-month expected credit loss: represents default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated. • Stage 2 – Lifetime expected credit loss of financial instrument: considers all possible default events. Applicable to financial assets originated which are not credit impaired when originated or purchased but for which credit risk has increased significantly. • Stage 3 – Credit loss expected for credit-impaired assets: considers all possible default events. Applicable to financial assets which are credit impaired when purchased or originated. The measurement of assets classified in this stage is different from Stage 2 due to the recognition of interest income by applying the effective interest rate to amortized cost (net of provision) rather than to the gross carrying amount. An asset will migrate between stages as its credit risk increases or decreases. Therefore, a financial asset that migrated to stages 2 and 3 may return to stage 1, unless it was purchased or originated credit impaired financial asset. Macroeconomic scenarios Forward-looking information is based on macroeconomic scenarios that are reassessed annually or when market conditions so require. Additional information is described in Note 32. Modification of contractual cash flows When contractual cash flows of a financial asset are renegotiated or otherwise modified and this does not substantially change its terms and conditions, ITAÚ UNIBANCO HOLDING does not derecognize it. However, the gross carrying amount of this financial asset is recalculated as the present value of the renegotiated or changed contractual cash flows, discounted at the original effective interest rate and a modification gain or loss is recognized in profit or loss. Any costs or fees incurred adjust the modified carrying amount and are amortized over the remaining term of the financial asset. If, on the other hand, the renegotiation or change substantially modifies the terms and conditions of the financial asset, ITAÚ UNIBANCO HOLDING derecognizes the original asset and recognizes a new one. Accordingly, the renegotiation date is taken as the initial recognition date of the new asset for expected credit loss calculation purposes, and to determine significant increases in credit risk. ITAÚ UNIBANCO HOLDING also assesses if the new financial asset may be considered as purchased or originated credit impaired financial asset, particularly when the renegotiation was motivated by the debtor’s financial constraints. Differences between the carrying amount of the original asset and fair value of the new asset are immediately recognized in the Consolidated Statement of Income. The effects of changes in cash flows of financial assets and other details about methodologies and assumptions adopted by Management to measure the allowance for expected credit loss, including the use of prospective information, are detailed in Note 32. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 31

IV.III—Classification and subsequent measurement of financial liabilities Financial liabilities are subsequently measured at amortized cost, except for: • Financial liabilities at fair value through profit or loss: this classification applied to derivatives and other financial liabilities designated at fair value through profit or loss to reduce “accounting mismatches”. ITAÚ UNIBANCO HOLDING irrevocably designates financial liabilities at fair value through profit or loss in the initial recognition (fair value option), when the option eliminates or significantly reduces measurement or recognition inconsistencies. • Loan commitments and financial guarantees: see details in Note 2d IV.VlIl. Modification of financial liabilities A debt instrument change or substantial terms modification of a financial liability is accounted as a derecognition of the original financial liability and a new one is recognized. A substantial change to contractual terms occurs when the discounted present value of cash flows under the new terms, including any fees paid/received and discounted using the original effective interest rate, is at least 10% different from discounted present value of the remaining cash flow of the original financial liabilities. IV.IV—Securities purchased under agreements to resell ITAÚ UNIBANCO HOLDING purchases financial assets with a resale commitment (resale agreements) and sells securities with a repurchase commitment (repurchase agreement) of financial assets. Resale and repurchase agreements are accounted for under Securities purchased under agreements to resell and Securities sold under repurchase agreements, respectively. The difference between the sale and repurchase prices is treated as interest and recognized over the life of the agreements using the effective interest rate method. The financial assets taken as collateral in resale agreements can be used as collateral for repurchase agreements it provided for in the agreements or can be sold. IV.V—Derivatives All derivatives are accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The valuation of active hybrid contracts that are subject to IFRS 9 is carried out as a whole, including all embedded characteristics, whereas the accounting is carried out on a joint basis, i.e. each instrument is measured at fair value through profit or loss. When a contract has a main component outside the scope of IFRS 9, such as a lease agreement receivable or an insurance contract, or even a financial liability, embedded derivatives are treated as separate financial instruments if: • Their characteristics and economic risks are not closely related to those of the main component. • The separate instrument meets the definition of a derivative. • The underlying instrument is not booked at fair value through profit or loss. These embedded derivatives are accounted for separately at fair value, with variations recognized in the Consolidated Statement of Income as Adjustments to Fair Value of Financial Assets and Liabilities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 32

ITAÚ UNIBANCO HOLDING will continue applying all the hedge accounting requirements of IAS 39; however, it may adopt the provisions of IFRS 9, if Management so decides. According to this standard, derivatives may be designated and qualified as hedging instruments for accounting purposes and, the method for recognizing gains or losses of fair value will depending on the nature of the hedged item. At the beginning of a hedging transaction, ITAÚ UNIBANCO HOLDING documents the relationship between the hedging instrument and the hedged items, as well as its risk management objective and strategy. The hedge is assessed on an ongoing basis to determine if it has been highly effective throughout all periods of the Financial Statements for which it was designated. IAS 39 describes three hedging strategies: fair value hedge, cash flow hedge, and hedge of net investments in a foreign operation. ITAÚ UNIBANCO HOLDING uses derivatives as hedging instruments under all three hedge strategies, as detailed in Note 7. Fair value hedge The following practices are adopted for these operations: • The gain or loss arising from the remeasurement of the hedging instrument at fair value is recognized in income. • The gain or loss arising from the hedged item, attributable to the effective portion of the hedged risk, is applied to the book value of the hedged item and is also recognized in income. When a derivative expires or is sold or a hedge no longer meets the hedge accounting criteria or in the event the designation is revoked, the hedge accounting must be prospectively discontinued. In addition, any adjustment to the book value of the hedged item must be amortized in income. Cash flow hedge For derivatives that are designated and qualify as hedging instruments in a cash flow hedge, the practices are: • The effective portion of gains or losses on derivatives is recognized directly in Other comprehensive income –Cash flow hedge. • The portion of gain or loss on derivatives that represents the ineffective portion or on hedge components excluded from the assessment of effectiveness is recognized in income. Amounts originally recorded in Other comprehensive income and subsequently reclassified to Income are recognized in the caption Income of financial assets and Liabilities at fair value through profit or loss at the same time that the corresponding income or expense item of the financial hedge item affects income. For non-financial hedge items, the amounts originally recognized in Other comprehensive income are included in the initial cost of the corresponding asset or liability. When a derivative expires or is sold, when hedge accounting criteria are no longer met or when the entity revokes the hedge accounting designation, any cumulative gain or loss existing in Other comprehensive income will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur. Hedge of net investments in foreign operations The hedge of a net investment in a foreign operation, including the hedge of a monetary item that is booked as part of the net investment, is accounted for in a manner similar to a cash flow hedge: • The portion of gain or loss on the hedging instrument determined as effective is recognized in Other comprehensive income. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 33

• The ineffective portion is recognized in income. Gains or losses on the hedging instrument related to the effective portion of the hedge which are recognized in Other comprehensive income are reclassified to income for the period when the foreign operation is partially or totally sold. IV.VI—Loan operations ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized. IV.VII—Premium bonds plans In Brazil they are regulated by the insurance regulator. These plans do not meet the definition of an insurance contract under IFRS 4, and therefore they are classified as a financial liability at amortized cost under IFRS 9. Revenue from premium bonds plans is recognized during the period of the contract and measured as the difference between the amount deposited by the customer and the amount that ITAÚ UNIBANCO HOLDING has to reimburse. IV.VIII—Loan commitments and financial guarantees ITAÚ UNIBANCO HOLDING recognizes as an obligation in the Consolidated Balance Sheet, on the issue date, the fair value of commitments for loans and financial guarantees. The fair value is generally represented by the fee charged to the customer. This amount is amortized over the term of the instrument and is recognized in the Consolidated Statement of Income under the heading Commissions and Banking Fees. After issue, if ITAÚ UNIBANCO HOLDING concludes based on the best estimate, that the expected credit loss in relation to the guarantee issued is higher that the fair value less accumulated amortization, this amount is replaced by a provision for loss. V—Investments in associates and joint ventures V.I—Associates Associates are companies in which the investor has a significant influence but does not hold control. Investments in these companies are initially recognized at cost of acquisition and subsequently accounted for using the equity method. Investments in associates and joint ventures include the goodwill identified upon acquisition, net of any cumulative impairment loss. V.II—Joint ventures ITAÚ UNIBANCO HOLDING has joint venture whereby the parties that have joint control of the arrangement have rights to the net assets. ITAÚ UNIBANCO HOLDING’s share in profits or losses of its associates and joint ventures after acquisition is recognized in the Consolidated statement of income. Its share of the changes in the share in other comprehensive income of corresponding stockholders’ equity of its associates and joint ventures is recognized in its own capital reserves. The cumulative changes after acquisition are adjusted against the carrying amount of the investment. When the ITAÚ UNIBANCO HOLDING’s share of losses in an associates and joint ventures is equal to or more than the value of its interest, including any other receivables, ITAÚ UNIBANCO HOLDING does not recognize additional losses, unless it has incurred any obligations or made payments on behalf of the associates and joint ventures. Unrealized profits on transactions between ITAÚ UNIBANCO HOLDING and its associates and joint ventures are eliminated to the extent of the interest of ITAÚ UNIBANCO HOLDING. Unrealized losses are also eliminated, unless the transaction provides evidence of impairment of the transferred asset. The accounting policies on associates and joint ventures entities are changed, as necessary, to ensure consistency with the policies adopted by ITAÚ UNIBANCO HOLDING. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 34

If its interest in the associates and joint ventures decreases, but ITAÚ UNIBANCO HOLDING retains significant influence or joint control, only the proportional amount of the previously recognized amounts in Other comprehensive income is reclassified in Income, when appropriate. VI—Lease operations (Lessee) ITAÚ UNIBANCO HOLDING leases mainly real estate properties (underlying assets) to carry out its business activities. The initial recognition occurs when the agreement is signed, in the heading Other Liabilities, which corresponds to the total future payments at present value as a counterparty to the right-of-use assets, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. The financial expense corresponding to interest on lease liabilities is recognized in the heading Interest and Similar Expense in the Consolidated Statement of Income. VII—Fixed assets Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets. Such rates and other details are presented in Note 13. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each period. ITAÚ UNIBANCO HOLDING reviews its assets in order to identify indications of impairment in their recoverable amounts. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. Gains and losses on disposals of fixed assets are recognized in the Consolidated statement of income under Other income or General and administrative expenses. VIII—Intangible assets Intangible assets are non-physical assets, including software and other assets, and are initially recognized at cost. Intangible assets are recognized when they arise from legal or contractual rights, their costs can be reliably measured, and in the case of intangible assets not arising from separate acquisitions or business combinations, it is probable that future economic benefits may arise from their use. The balance of intangible assets refers to acquired assets or those internally generated. Intangible assets may have definite or indefinite useful lives. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful lives. Intangible assets with indefinite useful lives are not amortized, but periodically tested in order to identify any impairment. ITAÚ UNIBANCO HOLDING semiannually assesses its intangible assets in order to identify whether any indications of impairment exist, as well as possible reversal of previous impairment losses. If such indications are found, intangible assets are tested for impairment. The recoverable amount of an asset is defined as the higher of its fair value less the cost to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which independent cash flows can be identified (cash-generating units). The assessment may be made at an individual asset level when the fair value less the cost to sell can be reliably determined. ITAÚ UNIBANCO HOLDING uses the cost model to measure its intangible assets after its initial recognition. The breakdown of Goodwill and Intangible assets is described in Note 14. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 35

IX—Assets held for sale Assets held for sale are recognized in the consolidated balance sheet under the heading Other assets when they are actually repossessed or there is intention to sell. These assets are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the related asset held for sale. X—Income tax and social contribution There are two components of the provision for income tax and social contribution: current and deferred. The current component is approximately the total of taxes to be paid or recovered during the reporting period. Deferred income tax and social contribution, represented by deferred tax assets and liabilities, is obtained based on the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period. The income tax and social contribution expense is recognized in the Consolidated statement of income under Income tax and social contribution, except when it refers to items directly recognized in Other comprehensive income, such as: tax on fair value of financial assets measured at fair value through Other comprehensive income, post-employment benefits and tax on cash flow hedges and hedges of net investment in foreign operations. Subsequently, these items are recognized in income upon realization of the gain/loss on the instruments. Changes in tax legislation and rates are recognized in the Consolidated statement of income in the period in which they are enacted. Interest and fines are recognized in the Consolidated statement of income under General and administrative expenses. To determine the proper level of provisions for taxes to be maintained for uncertain tax positions, the approach applied, is that a tax benefit is recognized if it is more likely than not that a position can be sustained, under the assumptions for recognition, detailed in item 2d XIV. XI—Insurance contracts and private pensions Insurance contracts are contracts under which ITAÚ UNIBANCO HOLDING accepts a significant insurance risk of the counterparty, by agreeing to compensate it if a specified uncertain future event adversely affects it. An insurance risk is significant only if the insurance event could cause ITAÚ UNIBANCO HOLDING to pay significant additional benefits in any scenario, other than those that do not have commercial substance. Additional benefits refer to amounts that exceed those that would be payable if no insured event occurred. Upon its first-time adoption of the IFRS, ITAÚ UNIBANCO HOLDING decided not to change its accounting policies for insurance contracts, which follow the accounting practices generally accepted in Brazil (“BRGAAP”). Although investment agreements with discretionary participation characteristics are financial instruments, they are treated as insurance contracts, as established by IFRS 4, as well as those transferring a significant financial risk. Once a contract is classified as an insurance contract, it remains as such until the end of its life, even if the insurance risk is significantly reduced during the period, unless all rights and obligations are extinguished or expire. Note 27 provides a detailed description of all products classified as insurance contracts. Private pension plans Contracts that provide for retirement benefits after an accumulation period (known as PGBL, VGBL and FGB) provide a guarantee, at the commencement date of the contract, of the basis for calculating the retirement benefit (mortality table and minimum interest rates). The contracts specify the annuity rates and, therefore, the insurance risk is transferred to the issuer from the start. These contracts are classified as insurance contracts. Insurance premiums Insurance premiums are recognized upon issue of an insurance policy or over the period of the contracts in proportion to the amount of the insurance coverage. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 36

If there is evidence of impairment losses with respect to receivables for insurance premiums, ITAÚ UNIBANCO HOLDING recognizes a provision, sufficient to cover this loss, based on a risk analysis of realization of insurance premiums receivable with installments overdue for over 60 days. Reinsurance In the ordinary course of business, ITAÚ UNIBANCO HOLDING reinsures a portion of the risks underwritten, particularly property and casualty risks that exceed the maximum limits of responsibility that determine to be appropriate for each segment and product (after a study which considers size, experience, special features, and the capital necessary to support these limits). These reinsurance agreements allow the recovery of a portion of the losses from the reinsurer, although they do not release the insurer from the main obligation as direct insurer of the risks covered by the reinsurance. ITAÚ UNIBANCO HOLDING mainly holds non-proportional contracts, which transfer part of responsibility to the reinsurance company for losses that will materialize after a certain level of claims in the portfolio. Reinsurance premiums of these contracts are accounted for under Other Assets, over the life of each contract. If there is any evidence of impairment loss, ITAÚ UNIBANCO HOLDING recognizes a provision when the default period exceeds 180 days from the registration of the request for fund of claims paid. Acquisition costs Acquisition costs include direct and indirect costs related to the origination of insurance. These costs are recorded directly in result as incurred, except for deferred acquisition costs (commissions paid for brokerage services, agency and prospecting efforts), which are recorded proportionally to the recognition of premium revenues, i.e. over the term corresponding to the insurance contract. Insurance Contract Liabilities Reserves for claims are established based on past experience, claims in process of payment, estimated amounts of claims incurred but not yet reported, and other factors relevant to the required reserve levels. Liability Adequacy Test ITAÚ UNIBANCO HOLDING tests liability adequacy by adopting current actuarial assumptions for future cash flows of all insurance contracts in force at the balance sheet date. Should the analysis show insufficiency, any shortfall identified will immediately be accounted for in income for the period. The assumptions used to conduct the liability adequacy test are detailed in Note 27. XII—Post-employment benefits ITAÚ UNIBANCO HOLDING sponsors Defined Benefit Plans and Defined Contribution Plans, which are accounted for in accordance with IAS 19 – Benefits to Employees. ITAÚ UNIBANCO HOLDING is required to make contributions to government social security and labor indemnity plans, in Brazil and in other countries where it operates. Pension plans—Defined benefit plans The liability or asset, as the case may be, is recognized in the Consolidated Balance Sheet with respect to a defined benefit plan and corresponds to the present value of defined benefit obligations at the balance sheet date less the fair value of plan assets. The defined benefit obligations are calculated annually using the projected unit credit method. Pension plans—Defined contribution For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as liabilities, with a counterparty to expenses, when due. If contributions made exceed the liability for a service provided, it will be accounted for as an asset recognized at fair value, and any adjustments are recognized in Stockholders’ equity, under Other comprehensive income, in the period when they occur. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 37

Other post-employment obligations Like defined benefit pension plans, these obligations are assessed annually by independent, qualified actuaries, and costs expected from these benefits are accrued over the period of employment. Gains and losses arising from changes in practices and variations in actuarial assumptions are recognized in Stockholders’ equity, under Other comprehensive income, in the period in which they occur. XIII—Share-based payments Share-based payments are booked for the value of equity instruments granted based on their fair value at the grant date. This cost is recognized during the vesting period of the instruments right. The total amount to be expensed is determined by reference to the fair value of the equity instruments excluding the impact of any service commissions and fees and non-market performance vesting conditions (in particular when an employee remains with the company for specific period of time). XIV—Provisions, contingent assets and contingent liabilities Contingent assets and contingent liabilities are possible rights and potential obligations arising from past events for which realization depends on uncertain future events. Contingent assets are not recognized in the Consolidated Financial Statements, except when the Management of ITAÚ UNIBANCO HOLDING considers that realization is practically certain. In general they correspond to lawsuits with favorable outcomes in final and unappealable judgments and to the withdrawal of lawsuits as a result of a settlement payment received or an agreement for set-off against an existing liability. These contingencies are evaluated based on Management’s best estimates, and are classified as: • Probable: in which liabilities are recognized in the consolidated balance sheet under Provisions. • Possible: which are disclosed in the Consolidated Financial Statements, but no provision is recorded. • Remote: which require neither a provision nor disclosure. The amount of deposits in guarantee is adjusted in accordance with current legislation. XV—Capital Common and preferred shares, which for accounting purposes are equivalent to common shares but without voting rights are classified in Stockholders’ equity. The additional costs directly attributable to the issue of new shares are included in Stockholders’ equity as a deduction from the proceeds, net of taxes. XVI—Treasury shares Common and preferred shares repurchased are recorded in Stockholders’ equity under Treasury shares at their average purchase price. Shares that are subsequently sold, such as those sold to grantees under our share-based payment scheme, are recorded as a reduction in treasury shares, measured at the average price of treasury stock held at that date. The difference between the sale price and the average price of the treasury shares is recorded as a reduction or increase in Capital Reserves. The cancellation of treasury shares is recorded as a reduction in Treasury shares against Capital Reserves, at the average price of treasury shares at the cancellation date. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 38

XVII—Dividends and interest on capital Minimum dividend amounts established in the bylaws are recorded as liabilities at the end of each year. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of stockholders’ equity in the consolidated financial statements. Dividends have been and continue to be calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards and regulations for financial institutions, not these Consolidated financial statements prepared according to the IFRS. Dividends and interest on capital are presented in Note 19. XVIII—Earnings per share ITAÚ UNIBANCO HOLDING grants stock options whose dilutive effect is reflected in diluted earnings per share, with the application of the “treasury stock method“. Whereby earnings per share are calculated as if all the stock options had been exercised and the proceeds used to purchase shares of ITAÚ UNIBANCO HOLDING. Earnings per share are presented in Note 25. XIX—Segment information Segment information disclosed is consistent with the internal reports prepared for the Executive Committee which makes the operational decisions ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING has three reportable segments: (i) Retail Banking, (ii) Wholesale Banking and (iii) Market + Corporation. Segment information is presented in Note 30. XX—Commissions and Banking Fees Commissions and Banking Fees is recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. A five-step model is applied to account for revenues: i) identification of the contract with a customer; ii) identification of the performance obligations in the contract; iii) determination of the transaction price; iv) allocation of the transaction price to the performance obligations in the contract; and v) revenue recognition, when performance obligations agreed upon in agreements with clients are met. Incremental costs and costs to fulfill agreements with clients are recognized as an expense as incurred. The main services provided by ITAÚ UNIBANCO HOLDING are: • Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card; and the rental of Rede machines. • Current account services: substantially comprised of current account maintenance fees, according to each service package granted to the customer; transfers carried through TED/DOC, withdrawals from demand deposit account and money order. • Economic, Financial and Brokerage Advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchanges. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 39

Service revenues related to credit, debit, current account and economic, financial and brokerage advisory cards are recognized when said services are provided. • Funds management: refers to fees charged for the management and performance of investment funds and consortia administration. • Credit operations and financial guarantees provided: refer mainly to advance depositor fees, asset appraisal service and commission on guarantees provided. • Collection services: refer to collection and charging services. Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided. Note 3—Business development Itaú CorpBanca Colombia S.A. ITAÚ UNIBANCO HOLDING, through its subsidiaries Itaú CorpBanca (ITAÚ CORPBANCA) and Itaú Holding Colombia S.A.S., acquired additional ownership interest of 12.36% (93,306,684 shares) in the Itaú CorpBanca Colombia S.A.’s capital for the amount of R$ 2,219, and now it holds 99.46%. The effective acquisitions and financial settlements occurred on February 22, 2022, after obtaining the regulatory authorizations. Reduction of non-controlling interest in XP Inc. On November 26, 2020, ITAÚ UNIBANCO HOLDING disclosed that the Board of Directors approved the partial spinoff of the investment held in XP Inc. (XP INC) to a new company (XPart S.A.). On December 2 and 17, 2020, ITAÚ UNIBANCO HOLDING sold 4.44% and 0.07%, respectively, of its investments in XP INC, through the public offering on the Nasdaq, giving a result before taxes of R$ 3,996. Concurrently with the sales, XP INC completed a public offering (follow-on) which resulted in the dilution of the interest held by ITAÚ UNIBANCO HOLDING, to 41.00% of capital, giving a result in XP INC primary subscription of R$ 545. Additionally, on May 14, 2021, ITAÚ UNIBANCO HOLDING sold 0.48% of its interest in XP INC, generating income before taxes of R$ 486. After a favorable opinion of the US Federal Reserve Board, XPart S.A. was constituted on May 31, 2021 by the portion of investment in XP INC plus a cash amount corresponding to R$ 10, as approved in the Extraordinary Stockholders’ Meeting held on January 31, 2021. The percentage of XP INC’s capital spun-off to XPart S.A. was 40.52%, which corresponded to XPart S.A. stockholders’ equity value of R$ 9,985 on the base date May 31, 2021. In General Meetings on October 1, 2021, the merger of XPart S.A. into XP INC. was approved. In view of the merger and subsequent extinction of XPart S.A. into XP INC, ITAÚ UNIBANCO HOLDING’s stockholders that hold an ownership interest in XPart S.A., received in replacement, an ownership interest of XP INC. After all the events described above, ITAÚ UNIBANCO HOLDING no longer holds an equity interest in XP INC. Itaú CorpBanca ITAÚ CORPBANCA is controlled as of April 1st, 2016 by ITAÚ UNIBANCO HOLDING. On the same date, ITAÚ UNIBANCO HOLDING entered into a shareholders’ agreement with Corp Group, which sets forth, among others, the right of ITAÚ UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of ITAÚ CORPBANCA in accordance to their interests in capital stock, and this group of shareholders have the right to appoint the majority of members of the Board of Directors of ITAÚ CORPBANCA and ITAÚ UNIBANCO HOLDING are be entitled to appoint the majority of members elected by this block. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 40

At the Extraordinary Stockholders’ Meeting of ITAÚ CORPBANCA held on July 13, 2021, the capital increase of Itaú CorpBanca in the total amount of CLP 830 billion was approved, through the issuance of 461,111,111,111 shares, which were fully subscribed, paid in and settled in October and November 2021, after regulatory approvals. ITAÚ UNIBANCO HOLDING subscribed the total of 350,048,242,004 shares for the amount of CLP 630 billion (approximately R$ 4,296), then holding 56.60% of the capital of ITAÚ CORPBANCA. On March 22, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary CGB II SPA, sold 0.64% (6,266,019,265 shares) of its interest in ITAÚ CORPBANCA for the amount of R$ 64 (CLP 9,912 million), then holding 55.96%. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 41

Note 4—Interbank deposits and securities purchased under agreements to resell 03/31/2022 12/31/2021 Current Non-current Total Current Non-current Total Securities purchased under agreements to resell 111 169,982 169 170,151 168,937 774 169,711 Collateral held 48,968 167 49 ,135 54,187 774 54,961 Collateral repledge 113,722 2 113,724 103,968 103,968 Asseis received as collateral with right to sell or repledge 14,855 14,855 22,139 22,139 Asseis received as collateral without rig ht to sell or repledge 98,867 2 98 ,869 81 ,829 81 ,829 Collateral sold 7,292 7,292 10,782 10,782 1nter bank deposrts 58,156 6,152 64 ,308 64,049 5,885 69,934 Voluntary investments with the Central Bank of Brazil 10,000 10 ,000 5,800 5,800 Total 121 238,138 6 ,321 244,459 238,786 6,659 245,445 1) The amounts oi R$ 4,792 (R$ 9,266 at 12/31 /2021) are pledged in guarantee oi operations on B3 S.A.—Brasil, Bolsa, Balcão (B3) and Central Bank oi Brazil and the amounts oi R$ 121 ,01 5 (R$ 114,750 at 12/31/2021 ) are pledged in guarantee oi repurchase commitment transactions. 2) lncludes lasses in the amounts oi R$ (9) (R$ (15) at 12/31 /2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 42

Note ITAÚ UNIBANCO 5— Financial HOLDING S.A. assets at fair value through profit or loss and designated at fair value through profit or loss—Securities Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total a) Financial assets at fair value through profit or Moeda loss Funcional —Securities 11•21 Atividade Constituição Atribu i do à Participação dos Acio nistas Controladores Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 03/31/2022 12/31/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Adjustrnents to Fair Ve nda m “’ Adjustrnents to Fair Banco ltaú Consignado SA Rea l Cost Brasil Instituição Financeira Fair va lue Emprego no Exterior Cost 100,00% 100,00% 100,00% Fairvalue 100,00% Value (in Incarne) Value (in Incarne) Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações com os Acion istas 374 (302) 72 505 577 lnvestrnent funds 3 29,013 (565) 28,448 20,130 9 20,139 Banco Resultado ltau da leasing Entrega de SA Ações l lem Tesouraria 15 Rea l 374 Brasil 192 Instituição Financeira 100,00% 566 100,00% 566 Cia Brazilian Reconhecimento . ltaú de Capita governrnent de Planos lização de Pagamento securities Baseado em Ações 111 Rea l 232,028 Brasil (494) (471) Capitalização 231 ,557 223,529 100,00% 100,00% (1,774) (494 100,00% ) 221 100,00% ,755 (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros Governrnent securities—abroad 111 5,679 (1 (40) ) 5,639 5,581 (20) (1) 5,561 (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Divi Hipercard Argentina dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l 1,981 Brasil Instituição 4 Financeira 1,985 100,00% 901 100,00% 73 100,00% 73 29 100,00% 930 73 To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Chile Seguradora SA Rea l 671 Brasil Seguros 671 100,00% 839 100,00% 100,00% (2) 100,00% 837 Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Outros Colornbia Corretora Resu ltados de Ab rangentes Va lores SA Rea l 491 Brasil Corretora de(11) Titu las e Va (1 lores 506) Mobiliários 480 1.382 100,00% 1,071 (393) 100,00% (515) (12) 100,00% 100,00% 1,059 (515) Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Reservas Un Unibanco ited Estatutárias Stat SA es Rea l 2,270 Brasil 3Instituição .784 (31) Financeira 2,239 100,00% 2,706 100,00% (3.784) (35) 100,00% 100,00% 2,671 ltDi aú Mexico vi dendos Vida e Previdência SA Rea l 13 Brasil Previdência (1) Complementar 12 100,00% 19 100,00% (439) (439) 100,00% (87) 100,00% (528) 19 Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos Paraguay em 31 /03/2021 15 97 .148 12 (533) 2.021 44.953 (1) (1 .034) 11 (1.529) 7.655 10 (8 .312) 140.369 11 .979 15210 .348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos NoPeru Exterior em 01 /01 /2022 90.729 6 (528) 2.247 57.058 (2.263) (1 6 .486 ) 6.010 8 (7.213) 144.554 11 .022 155.576 8 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Uruguay Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano 235 Colômbia 449 62 Instituição Financeira 235 55 ,65% 27 49,30% 51 1 55,65% 49,30% 27 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Corporate (Aumento)/ Redução securities de Participação de 111 Ac ion istas Controladores 15 117,667 (2,637) 115,030 116,346 (1,878) (1.501) 114,468 (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Banco Shares 3 ltaú Paraguay SA Guarani 18,407 Paraguai Instituição (908) Financeira 17,499 100,00% 20 ,293 100,00% (936) 100,00% 19,357 100,00% Outros ( l 40 40 40 Divi Banco dendos Rural ltaú e Juros product Uruguay sobre o Cap SA note ital Próprio Prescritos Peso Uruguaio 6,395 Uruguai Instituição 49 Financeira 6,444 100,00% 6,752 100,00% 77 100 100,00% 77 100,00% 6,852 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Bank Líquido deposit Consolidado certificates 312 312 150 6.743 6.743 289 150 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações ltau Real BBA USA estale Securities receivables lnc. certificates Dólar 1,129 Estados Unidos Corretora de(62) Títu los e Va lores Mobiliários 1,067 100,00% 1,075 100,00% (63) 100,00% 100,00% 1,012 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Debentures Estatutárias 68 ,566 (1,589) 4.516 66 ,977 66 ,730 (4.516) (942) 65 ,788 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em Eurobonds 0 1/01 /2022, a and moeda other funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities 4,814 lnc. fo i alterada de reais para dólar devido (89) a mudança no escopo4,725 de atuação e ambiente econômi 5,293 co principal no qual as unidades operam (40) . 5,253 Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Financial bills 12,200 (19) 12,181 10,128 (17) 10,111 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclu Promissory i Hedge de Fluxo de and Caixa e de commerc Investimentos Líq ia uid los notes no Exterior 4,358 16 4,374 4,655 29 4,684 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas other explica tivas são parte integrante das demonstrações contábeis 1,486 (35) 1,451 1,270 (9) 1,261 Total 384,387 (3,713) 380,674 365,586 (3,663) 361,923 1) Fi nancial assets at fai r val ue through profit or loss—Securities pledged as Guarantee of Fu nding of Fi nancial lnstitutions and Customers were: a) Brazilian government securities R$ 59,035 (R$ 50,11 6 at 12/31 /2021), b) Government secu rities—abroad R$ 624 (R$ 171 at 12/31/2021) and c) Corporale securilies R$ 15,768 (R$ 15,984 ai 12/31 /2021), lolaling R$ 75,427 (R$ 66,271 ai 12/31/2021 ). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 43

The cosi and fair value per maturity of Financial Asseis at Fair Value Through Profrt or Loss—Securities were as follows: 03/31/2022 12/31/2021 Cost Fairvalue Cost Fairvalue Current 125,972 124,310 78,151 77,057 Non-stated maturity 39 ,134 37 ,661 33 ,781 32 ,853 Up to one year 86 ,838 86 ,649 44 ,370 44 ,204 Non-current 258,415 256,364 287,435 284,866 From one to five years 184,423 184,160 212 ,424 211 ,325 From five to ten years 50 ,192 49 ,205 51 ,434 50 ,688 After ten years 23 ,800 22 ,999 23 ,577 22 ,853 Total 384,387 380,674 365,586 361,923 Financial Assets at Fair Value Through Profit or Loss—Securities include assets with a fair value of R$ 200,491 (R$ 197,648 at 12/31/2021) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds. b) Financial assets designated at fair value through profit or loss—Securities 03/31/2022 Adjustrnents to Fair Value (in Cost Fairvalue Incarne) Brazilian externai debt bonds 2,051 18 2,069 Total 2,051 18 2,069 12/31/2021 Adjustrnents to Fair Value (in Cost Fairvalue Incarne) Brazilian externai debt bonds 3,075 (3 1) 3,044 Total 3,075 (31) 3,044 The cosi and fa ir value by maturity of financial asseis designated as fa ir value through profit or loss—Securities were as follows: 03/31/2022 12/31/2021 Cost FairValue Cost FairValue Current 1,538 1,562 1,474 1,458 Up to one year 1,538 1,562 1,474 1,458 Non-current 513 507 1,601 1,586 From one to five years 513 507 1,601 1,586 Total 2,051 2,069 3,075 3,044 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 44

Note 6—Derivatives ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures. Futures—Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments. Forwards—Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash. Swaps—Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts. Options—Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices. Credit Derivatives—Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permits one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative. The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 9,018 (R$ 11,011 at 12/31/2021) and was basically comprised of government securities. Further information on parameters used to management risks, may be found in Note 32 – Risk and Capital Management. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 45

a) Derivatives Summary See below the composition of the Derivative fina ncial instruments portfolio (asseis and lia bilities) by type of instrument, stated fa ir value and maturity date. 03/31/2022 Fair value 11 ) % 0-30 31-90 91-180 181-365 366-720 Over 720 days Assets Swaps—adjustment receivable 38,454 53 .0% 416 951 1,961 6,576 6,640 21,910 Option ag reements 13,900 19.2% 1,943 5,547 1,603 3,659 427 721 Forwa rds 8,192 11 .3% 6,024 523 979 663 3 Credit derivatives 166 0. 2% 2 9 18 137 NDF—Non Deliverable Forward 11 ,436 15.8% 2,167 1,828 2,299 3,500 1,258 384 Other Derivative Financial lnstru ments 358 0. 5% 171 5 12 3 18 149 Total 72,506 100.0% 10,721 8,856 6,854 14,410 8,364 23,301 % per maturity date 14.8% 12.2% 9.5% 19.9% 11.5% 32 .1% 03/31/2022 Fair value 111% 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps—adjustment payable (30,793) 48.0% (212) (713) (1,279) (4 ,753) (5,3 18) (18 ,518) Option ag reements (17,326) 27.0% (3 ,057) (6,923) (657) (5,186) (73 1) (772) Forwa rds (6,0 19) 9 4% (6 ,015) (1) (3) Credit derivatives (120) 02% (1) (1) (3) (2) (113) NDF—Non Deliverable Forward (9,736) 15.1% (1,676) (1,603) (1,997) (3 ,074) (875) (51 1) Other Derivative Financial lnstru ments (2 11 ) 0. 3% (15) (6) (9) (36) (35) (110) Total (64,205) 100.0% (10 ,975) (9,247) (3,943) (13 ,055) (6,961) (20 ,024) % per maturity date 17.1% 14.4% 6. 1% 20.3% 10.8% 31.3% 1) Comprises R$ (56) pegged to Libor. 12/31/2021 Fair value 11) % 0-30 31-90 91-180 181-365 366-720 Over 720 days Assets Swaps—adj ustment receivable 38 ,014 55 .0% 1,820 370 837 2,596 7,341 25,050 Option agreements 21,252 30 .8% 10,599 3,515 3,788 1,913 683 754 Forwa rds 3,11 1 4.5% 1,595 1,167 290 56 3 Credit derivatives 242 0.4% 7 8 22 205 NDF—Non Deliverable Forward 5,943 8.6% 1,193 1,207 1,109 1,053 752 629 Other Derivative Financial lnstruments 483 0 .7% 285 2 6 25 165 Total 69 ,045 100.0% 15,492 6,261 6,031 5,632 8,826 26,803 % per maturity date 22.4% 9.1% 8.7% 8 .2% 12.8% 38 .8% 12/31/2021 Fair value 11) % 0-30 31-90 91-180 181-365 366-720 Over 720 days Liabilities Swaps- adjustment payable (34,646) 54 .9% (1,562) (638) (1,057) (2,275) (6 ,944) (22,170) Option agreements (22 ,547) 35 .7% (4 ,086) (5,170) (7,479) (4,247) (786) (779) Forwards (762) 1.2% (762) Credit derivatives (198) 0 .3% (1) (1) (8) (188) NDF—Non Deliverable Forward (4 ,896) 7 .7% (739) (1,256) (565) (1,097) (822) (417) Other Derivative Financial lnstruments (155) 0 .2% (4) (2) (6) (5) (36) (102) Total (63 ,204) 100.0% (7,153) (7,066) (9,108) (7,625) (8,596) (23,656) % per maturity date 11.3% 11.2% 14.4% 12.1% 13.6% 37.4% 1) Comprises R$ (1,102) pegged to Libor. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 46

b) Derivatives by index and Risk Factor Off-balance sheet Balance sheet account Adjustment to fair notional amount receivable I (received) value (in incarne I Fair value (payable) / paid stockholders’ equity) 03/31/2022 Future contracts 765,787 Purchase commitments 286,411 S hares 9,674 Commodities 959 lnte rest 246 ,2 19 Foreign currency 29 ,559 Commitments to sell 479,376 S ha res 10 ,256 Commodities 3,620 lnte rest 4 44 ,6 47 Foreign curre ncy 20 ,853 Swap contracts 1,560 6,101 7,661 Asset position 1,156,644 14,110 24,344 38,454 Commodities 4 lnterest 1 ,131 ,188 12 ,809 24, 243 37 ,052 Foreign c urre ncy 2 5,452 1 ,301 101 1 ,402 Liability position 1,156,644 (12 ,550) (18 ,243) (30 ,793) S ha res 629 (34) (22) (56) Commodities 237 (2) (2) lnte rest 1 ,1 11 ,702 (1 1,831) (18 ,280) (30 ,111) Foreign c urre ncy 44,076 (685) 61 (624) Option contracts 1,003,183 (3 ,835) 409 (3 ,426) Purchase commitments—long position 136,718 9,450 279 9,729 S ha res 16,193 7 10 8 32 1 ,542 Commodities 8 10 44 60 104 lnte rest 5 1 ,760 121 (6) 11 5 Foreign c urre ncy 67 ,955 8 ,575 (607) 7 ,968 Commitments to sell—long position 369,040 3,474 697 4 ,171 S ha res 29 ,981 1 ,220 330 1 ,550 Commodities 332 7 2 9 lnterest 280,747 66 (59) 7 Foreign c urre ncy 57 ,980 2 ,181 424 2 ,605 Purchase commitments—short position 82,288 (13,266) (192) (13 ,458) S ha res 15,684 (569) (937) (1 ,506) Commodities 5 11 (23) (10) (33) lnterest 2 ,839 (4 6) 3 (4 3) Foreign c urrency 63,254 (12 ,628) 752 (11 ,876) Commitments to sell—short position 415 ,137 (3 ,493) (375) (3 ,868) S hares 23,430 (748) (372) (1 ,120) Commod ities 4 63 (17) 9 (8) lnterest 3 2 9,091 (117) 7 1 (4 6) Foreign curre ncy 62 ,153 (2 ,61 1) (83) (2 ,694) Forward operations 34,880 2,237 (64) 2,173 Purchases receivable 3 ,085 3,464 551 4 ,015 S hares 789 789 2 19 1 ,008 Commodities 15 15 lnte rest 2 ,296 2 ,675 2 ,675 Foreign curre ncy 3 17 3 17 Purchases payable obligations (2,297) (2,297) S hares (1) (1) lnte rest (2 ,296) (2 ,296) Sales receivable 21,326 4,175 2 4,177 S hares 1 ,185 1 ,165 (2) 1 ,163 lnte rest 3 ,010 3 ,0 10 Foreign currency 20,1 4 1 4 4 Sales deliverable obligations 10,469 (3 ,105) (617) (3 ,722) lnte rest 10,446 (3 ,102 ) (3 ,102) Foreign currency 23 (3) (6 17 ) (620) Credit derivatives 19,287 11 35 46 Asset position 11,230 181 (15) 166 S ha res 1,937 22 27 49 Commodities 15 lnte rest 9 ,278 159 (42) 11 7 Liability position 8,057 (170) 50 (120) S ha res 1 ,320 (35) (3) (38) lnte rest 6 ,737 (135) 53 (82) NDF—Non Oeliverable Forward 269,550 1,454 246 1,700 Asset position 133,671 11,591 (155) 11,436 Commodities 2 ,3 10 604 (67) 537 Foreign currency 13 1 ,361 10,987 (88) 10,899 Liability position 135,879 (10,137) 401 (9,736) S hares 4 Com modities 2 ,2 19 (540) 4 1 (499) Foreign currency 133 ,656 (9 ,59 7) 360 (9 ,237) Other derivative financial instruments 4,942 (33) 180 147 Asset position 4,288 142 216 358 S ha res 265 1 1 11 lnte rest 4 ,023 142 35 177 Foreign currency 170 170 Liability position 654 (175) (36) (211) S hares 308 (3) (8) (11) lnte rest 329 (172) (27) (199) Foreign currency 17 (1) (1) Asset 46,587 25,919 72,506 Liability (45,193) (19,012) (64,205) Total 1 394 6 907 8 301 Oerivative contracts mature as follows {in days): Off-balance sheet- notional amount 111 O—30 31—180 181—365 Over 365 days 03/31/2022 Future contracts 205,2 17 265,502 177 ,061 1 18 ,007 765,787 Swap contracts 37,468 141 ,3 11 263 ,327 7 14,538 1 ,156 ,644 Option contracts 198 ,882 648 ,784 131 ,439 24 ,078 1 ,003 ,183 Forwards (on sho re ) 5 ,720 2 1 ,376 7 ,781 3 34 ,880 C redit derivatives 539 3 ,270 3 ,736 1 1 ,74 2 19 ,287 NOF—Non Oelive rable Forward 83,473 94,415 65,165 26,497 269 ,550 Other de rivative fina ncial instruments 17 4 94 576 3 ,855 4 ,9 42 1) C omprises R$ 243 ,670 pegged to Libor Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 47

Off-balance sheet Balance sheet account Adjustment to fair receivable / (received) value (in income / Fairvalue notional amount (payable) / paid stockholders’ equity) 12/31/2021 Future contracts 857,781 Purchase commitments 470 ,895 Shares 14 ,6 27 Commo d ities 703 lnte rest 4 29 ,862 Fore ign c urre ncy 25 ,7 03 Commitments to sell 386 ,886 Sha res 14,18 1 Commo d ities 3 ,308 ln te rest 342 ,575 F o re ign c urre ncy 2 6 ,822 Swap contracts (1 ,861) 5,229 3 , 368 Asset position 1,338,457 13,410 24,604 38,014 Commo dities 2 ln te rest 1 ,318,082 10 ,339 23 ,835 3 4 ,174 F o re ign c urre ncy 2 0 ,373 3 ,07 1 7 69 3 ,840 Liability position 1,338,457 (15 ,271) (19 ,375) (34,646) S ha res 497 (3 7 ) (3) (40) C o mmo d itie s 130 (1) (1) lnte rest 1 ,3 0 9 ,778 (13,331) (19,377) (32 ,708) F o reign currency 28 ,052 (1 ,903) 6 ( 1 ,897) Option contracts 1,621 ,736 154 (1 ,449) (1,295) Purchase commitments—long position 145,412 17 ,981 1,496 19,477 Sha res 11 ,9 29 5 21 1 ,140 1 ,661 Commo dities 4 7 1 20 20 40 lnte rest 63 ,697 127 98 225 F o re ign c u rre ncy 69 ,3 15 17 ,3 13 238 17 ,551 Commitments to sell—long position 668,380 2,433 (658) 1,775 S hares 18 ,928 878 339 1 ,2 17 Commo dities 306 9 (3) 6 lnte rest 5 8 2 ,0 86 15 4 (14 8) 6 F o re ign c u rre ncy 6 7 ,0 60 1 ,392 (8 4 6 ) 546 Purchase commitments—short position 79 ,734 (17 ,595) (2 ,781) (20,376) S hares 14 ,0 45 (3 4 8) (1 ,185) (1 ,533) Commo dities 274 (8) (1) (9) lnte rest 3 ,2 8 4 (68) (4 8) ( 11 6 ) F oreign c u rre ncy 62 ,13 1 (17,171) (1 ,547) ( 18 ,7 18) Commitments to sell—short position 728 ,210 (2 ,665) 494 (2,171) S hares 16 ,545 (6 4 8) (368) (1 ,016) Cornrno d ities 2 6 6 (19) 11 (8) lnte rest 6 4 2,475 (227) 2 11 (16) F o reign c urrency 68 ,9 2 4 (1 ,77 1) 6 40 ( 1 ,13 1) Forward operations 26,129 2 ,362 {13) 2 ,349 Purchases receivable 1,016 1,186 (27) 1,159 Sha res 948 948 (27) 921 lnte rest 68 238 238 Purchases payable obligations (68) (68) lnte rest (68) (68) Sales receivable 20 ,765 1,938 14 1 ,952 Sha res 1 ,258 1 ,244 (1) 1 ,24 3 lnte rest 694 694 F o re ign c urre ncy 19,507 15 15 Sales deliverable obligations 4 ,348 (694) (694) ln te rest 694 (694) (694) Fore ign c urre ncy 3 ,6 54 Credit derivatives 21 ,556 (532) 576 44 Asset position 13,414 (271) 513 242 Sha res 1 ,784 (37) 101 64 C o mmo d ities 18 lnte rest 1 1 ,61 2 (234) 41 2 178 Liability position 8 ,142 (261) 63 (198) S hares 1 ,865 (63) 17 (46) lnte rest 6 ,277 (198) 46 (152) NDF—Non Deliverable Forward 278,531 239 808 1 ,047 Asset position 144,123 5,256 687 5 ,943 Shares 5 C o mmo dities 2 ,489 478 (1) 4 77 F o re ign c urre ncy 141 ,6 29 4 ,778 688 5 ,466 Liability position 134,408 (5,017) 121 (4,896) Commo dities 1 ,104 (5 0 ) 3 (4 7 ) Fore ign c urrency 1 33 ,304 (4 ,967) 1 18 (4 ,849) Other derivative financial instruments 6 ,064 25 303 328 Asset position 5,132 164 319 483 S ha res 202 8 8 lnte rest 4 ,869 161 29 190 F o re ign c urre ncy 6 1 3 282 2 8 5 Liability position 932 (139) (16) (155) S hares 576 (9) (12) (21) ln te rest 347 (130) (3) (1 33 ) Fore ign c urre ncy 9 (1) (1) Asset 42 ,097 26,948 69,045 Liability (41 ,710) (21 ,494) (63,204) Total 387 5,454 5 ,841 Deriva tive contracts m a ture as fo llows (in d a y s): OH-balance sheet- notional amountli l O—30 31—180 181—365 Over 365 days 12/31 /2021 F uture con tracts 370 ,243 248 ,9 2 2 7 4 ,45 6 164 ,16 0 8 5 7 ,781 Swap con tracts 131 ,681 1 55,0 2 2 121 ,040 930 ,71 4 1 ,338,45 7 O p tio n con tracts 1 ,230,470 268 ,254 4 5 ,73 1 7 7 ,28 1 1 ,62 1,7 36 Foiwards 3 ,173 13,402 9 ,551 3 26 ,129 C re d it deriva tives 6 ,602 826 14 ,128 2 1 ,556 NDF—N o n D e livera ble F oiward 77 ,962 11 3 ,359 4 8 ,09 1 39 ,1 19 278 ,531 O th er d eriva tive fin a n cial instrum ents 199 739 624 4 ,50 2 6 ,064 1 ) Comprises R $ 289,252 pegge d to L ibor Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 48

c) Derivatives by notional amount See below the composition of the Derivative Financial lnstruments portfolio by type of instru ment, stated at their notional amou nts, per trading location (orga nized or over-the-counter ma rket) and counterparties 03/31/2022 NDF • Non Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable Other derivative financial instruments Forward Stock exchange 765,787 652 ,989 912,444 29,574 6,065 54,317 Over-the-counter market 503 ,655 90,739 5,306 13,222 215,233 4,942 Financial institutions 390,277 59 ,156 5,306 13,222 86 ,313 3,999 Compa nies 109,325 30,690 127,939 941 Individuais 4,053 893 981 2 Total 765,787 1,156,644 1,003,183 34,880 19 ,287 269,550 4,942 12/31/2021 NDF—Non Other derivative Future contracts Swap contracts Option contracts Forwards Credit derivatives Deliverable financial instruments Forward Stock exchange 857,781 817 ,629 1,530,730 25,368 7,535 65,035 Over-the-counter market 520 ,828 91,006 761 14,021 213,496 6,064 Financial institutions 41 3,651 57,540 761 14,021 76 ,415 4,861 Companies 103 ,758 32 ,415 136,270 1,200 Individuais 3,419 1,051 811 3 Total 857,781 1,338,457 1,621,736 26,129 21 ,556 278,531 6,064 d) Credit derivatives ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, management and mitigation of its portfolios’ risk. CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity’s debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract. TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 49

03/31/2022 Maximum potential of future payments, Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years gross By instrument CDS 8,725 1,437 3,055 4, 178 55 TRS 5,992 5 ,992 Total by instrument 14,717 7,429 3,055 4,178 55 By risk rating lnvestment grade 465 164 215 86 Below investment grade 14,252 7,265 2,840 4,092 55 Total by risk 14,717 7,429 3,055 4,178 55 By reference entity Brazilian government 11 ,481 6,445 1,521 3,468 47 Governments—abroad 166 28 86 52 Private entities 3,070 956 1,448 658 8 Total by entity 14,717 7,429 3,055 4,178 55 12/31/2021 Maximum potential of future payments, Up to 1 year From 1 to 3 years From 3 to 5 years Over 5 years gross By instrument CDS 9,837 1,681 3,566 4,590 TRS 5,610 5 ,610 Total by instrument 15,447 7,291 3,566 4,590 By risk rating lnvestment grade 516 194 253 69 Below investment grade 14,931 7,097 3,313 4,521 Total by risk 15,447 7,291 3,566 4,590 By reference entity Brazilian government 11 ,882 6,144 1,792 3,946 Governments—abroad 196 33 102 61 Private entities 3,369 1,114 1,672 583 Total by entity 15,447 7,291 3,566 4,590 ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody’s, and BBB- or higher, by Standard & Poor’s and Fitch Ratings. The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 50

| | 03/31/2022 | | |
|---|---|---|---|
| | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position |
| CDS | (8,725) | 4,570 | (4,155) |
| TRS | (5,992) | - | (5,992) |
| **Total** | **(14,717)** | **4,570** | **(10,147)** |

| | 12/31/2021 | | |
|---|---|---|---|
| | Notional amount of credit protection sold | Notional amount of credit protection purchased with identical underlying amount | Net position |
| CDS | (9,837) | 6,109 | (3,728) |
| TRS | (5,610) | - | (5,610) |
| **Total** | **(15,447)** | **6,109** | **(9,338)** |

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 51

e) ITAÚFinancial UNIBANCO HOLDING instruments S.A. subject to offsetting, enforceable master netting arrangements and similar agreements Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total The following tables sei forth lhe financial asseis and liabilities that are Moeda subject Funcional to offsetting 11•21 , enforceable master netting arrangements Atividade and similar agreements, as well as how these financial asseis and liabilities have been Constituição Atribu i do à Participação dos Acio nistas Controladores presented in ITAÚ UNIBANCO HOLDING’s consolidated financial statements. These tables also reflect lhe amounts of collateral pledged or received in relation to financial asseis and liabilities subject to enforceable Outros Res ultados Abrangentes 31/03/2022    31 /12/2021 31 /03/2022 31 /12/2021 arrangements that have not been presented on a net basis in accordance with IAS 32. Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios    Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Financial asseis subject to offsetting, enforceable master netting arrangements and similar agreements: Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos em 01 /01 /2021 97.148 (907) 2. 323 40.734 03/31/2022 472 (1.531) 6.273 (7.919) 136.593 11 .113 147.706 Banco ltaucard SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Transações com os Acion istas 374 (302) Related amounts not offset in lhe Balance 72 505 577 Banco ltau leasing SA l3l Gross amount Rea ofl Brasil Instituição Net amount Financeira of financial    100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 Sheet 121 566 566 Gross amount offset in lhe Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento    Baseado em Ações recognized financial Rea l Balance Brasil Sheet (494) assets Capitalização presented    in lhe 100,00% 100,00% (494 100,00% ) Total 100,00% (494)    (Aumento)/ Redução de Participação de Acion istas Controladores assets 15 111 Balance Sheet Cash collateral 505 505 Financial instruments l3l Outros Dibens    Leasing SA -Arrendamento Mercantil Rea l Brasil Arrendamento (1) Mercantil 100,00% 100,00% (100,00% 1) 100,00% (1) received Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00%    50,00% 188    Securities purchased under agreements to resell 170,142 170,142 (2 ,906) 167,236 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital    SA Próprio    Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73    To Derivative tal do Resultado financial Abrangente instruments    72 ,506 (1.506) 72 ,506 1.382 (15 ,598) 5.414 4.899 (190) 448 56 ,718 5.347    (393) ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 12/31/2021 5.414 5.414 448 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores    SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00%    (393) 100,00% (515) 100,00%    100,00% (515) Destinaçoes: Related amounts not offset in lhe Balance ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal Gross amount of Gross amount offset in lhe 270 Net    amount of financial Sheet 121 (270) ltaú Reservas Unibanco Estatutárias SA    recognized financial Rea l Brasil 3Instituição .784 assets    presented Financeira in lhe 100,00% 100,00% (3.784) 100,00% Total 100,00%    Divi Balance Sheet Cash 439) collateral ltaú dendos Vida e Previdência SA assets 111 Rea l Brasil Previdência Balance Complementar Sheet Financial 100,00% instruments    l3l 100,00% ( (439) 100,00%    (87) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994)received    (994 50,00% ) 50,00% (994)    Saldos Securities em 31 /03/2021 purchased    under agreements to resell 15 169,711 97 .148 (533) 2.021 44.953 (1 .034) 169,711 (1.529)    7.655 (8 (3 .312) ,649)    140.369 11 .979 166,062 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil    (302) 4.219 Adquirente (1.506)    2 1.382 100,00%    (393) 100,00% 3.776 100,00%    866 100,00% 4.642    Saldos No Derivative Exterior em 01 /01 financial /2022 instruments 69 ,045 90 .729 (528) 2.247 57.058 (2.263) 69 ,045 (1.486) 6.010 (14 (7.213) ,517)    144.554(217)    11 .022 54 155 ,311 .576    Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65%    49,30% 511 Banco Financial ltaú liabilities (Su isse) SA subject    to offsetting, enforceable master netting arrangements Franco Suiço and    similar agreements: Suíça Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reconhecimento de Planos de Pagamento Baseado em Ações (397) 03/31/2022 (397) (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira Related 100,00% amounts    not offset 100,00% in lhe Balance 100,00%    100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Gross amount Guarani of Paraguai Instituição Net amount Financei of financial ra 100,00% 100,00% 121 100,00% 100,00% 40 Sheet 40 40 Gross amount offset in lhe Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital    Próprio Prescritos recognizedPeso financial Uruguaio    Balance Uruguai Sheet    liabilities Instituição Financei presented ra in lhe 100,00% 100,00% 77 100,00% 77 Total 100,00% 77    Total do Resultado Abrangente 111 46 (4) (4.281) (60) Cash 6.743 collateral 2.444 289 2.733 liabilities Balance Sheet Financial instruments l3l ltau Bank, Ltd. Rea l Ilhas Cayman Instituição Financeira 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 6.743 pledged 6 .743 289 7.032 lt Securities Outros au BBA Resu lnternational ltados sold Ab rangentes under pie    repurchase    agreements Dól 256 ar ,642 Reino Unido Instituição Financeira 46 256 ,642 (4)    (4.281) 100,00% (32 (,105) 60) 100,00% (4.299) 100,00%    224 100,00% (4 ,537 .299)    Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Derivative financial instruments 64 ,205 64 ,205 (15 ,598) 48 ,607 Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 12/31/2021 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio Related amounts not offset (1.954 in) lhe Balance (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada    pela Oibens Leasing S.A.—Arrendamento Mercantil em Gross 31 /03/ 2022 amount 15 . of 90.729 (79) 1.912 61.082 Net    amount (2. 217) of financial (1.490) 1.729 (7.273) 144.393 9.509 153.902 Sheet 121 Gross amount offset in lhe Mutações no Pe rfodo recognized financial 449 (335) 4 liabilities .024 presented 46 in lhe (4) (4.281) (60) (161) (1 .513) Total (1.674) Balance Sheet 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto liabilities relativo a Títu 111 los Dispon íveis para Venda. Balance Sheet Cash collateral Financial instruments 131 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior pledged 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , Securities sold under repurchase agreements 252 ,848 252 ,848 (39 ,317) 213 ,531 As notas explicativas são parte integrante das demonstrações contábeis Derivative financial instruments 63 ,204 63 ,204 (14 ,517) 48 ,687 1) lncludes amounts of mas ter offset agreements and other such agreements, both enforceable and unenforceable. 2) Limited to amounts subject to enforceable master offset agreements and other such agreements. 3) lncludes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.    Financial asseis and financial liabilities are offset in lhe balance sheet only when there is a legally enforceable right to offset lhe recognized amounts and there is an intention to settle on a net basis, or realize lhe assei and settle lhe liability simultaneously.    Derivative financial instruments and repurchased agreements not sei off in lhe balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been mel in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize lhe assei and settle lhe liability simultaneously.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 52

Note 7—Hedge accounting There are three types of hedge relations: Fair value hedge, Cash flow hedge and Hedge of net investment in foreign operations. In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:    • Interest Rate: Risk of loss in transactions subject to interest rate variations. • Currency: Risk of loss in transactions subject to foreign exchange variation. The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.    The structures designed for interest rate and exchange rate categories take into account total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.    The other risk factors hedged by the institution are shown in Note 32.    To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments and financial assets. Currently Futures Contracts, Options, NDF (Non Deliverable Forwards), Forwards, Swaps and Financial Assets are used. ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.    The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item. a) Cash flow hedge The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.    ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:    Interest rate risks: • Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts. • Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts. • Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts. • Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts. • Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 53

• Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts. • Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates. *UF – Chilean unit of account / TPM – Monetary policy rate ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.    For cash flow hedge strategies, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method. This method is based on a comparison of the change in the fair value of a hypothetical derivative with terms identical to the critical terms of the variable-rate liability, and this change in the fair value is considered a proxy of the present value of the cumulative change in the future cash flow expected for the hedged liability.    03/3112022 Hedged item Hedge lnstrument Strategles Heading Book Value Variation in value Cash flow hedge Variation in fair value used recognized in Other Notional Amount to ca lc ulate hedge Assets Liabiliües compre hensive lncome lneffectiveness lnterest rate risk Hedge oi deposits anel repurchase agreements Securities sold under agreements to resell 66, 103 1,226 1,226 66,053 1,226 Hedge of asseis transactions Loans and lease operations and Securities 6,534 (466) (466) 6,069 (466) Hedge of asset-backed securities under repurchase agreements Securities purchased under agreements to resell 41,763 (2,008) (2,006) 40,666 (2,006) Hedge oi loan operations Loans and lease operations 29 (1) (1) 30 (1) Hedge of fundng Deposits 5,266 104 104 5,369 104 Hedge of assets denomi’lated ln UF Securitles 13,189 (274) (274) 13,464 (274) Forelgn exchange rlsk Hedge oi highly probable forecast transactions 265 93 (59) 160 379 (59) Total 61 ,800 71 ,462 (1 ,476) (1 ,257) 132,030 (1 ,476) 12/3112021 Hedged item Hedge instrument Strategles Heading Book Value Variatlon ln value Cash flow hedge Varlatlon ln fair vatue used recognlzed ln Other Notional Amount to calculate hedge Assets Llabilities comprehensive income ineffectiveness lnterest rate risk Hedge of deposits anel repurchase agreements Securities sold under agreements to resell 39,142 1,065 1,065 39,136 1,072 Hedge oi assets transactions Loans and lease operations and Securities 8,621 (409) (409) 6,213 (409) Hedge oi asset-backed securities under repurchase agreements Secu rities purchased under agreements lo resell 40 ,526 (1,686) (1 ,686) 39,962 (1,698) Hedge oi loan operations Loans and lease operations 131 131 Hedge of fundl’lQ Deposils 5,749 30 30 5,779 30 Hedge of assets denominated in UF Securities 14,558 (1 27) (127) 14,683 (127) Foreign exchange risk Hedge oi highly probable lorecast lransactions 3,508 165 740 3,508 185 Total 67,344 44,891 (942) (387) 111 ,412 (946) For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, the entity frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 219 (R$ 555 at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 54

03/31/2022 Book Value 111 Variations in fair value used to Variation in value rec ognized Hedge lnstruments Notional Hedge ineffecti-veness Amount reclassified from Cash amount calculate hedge in Other comprehensive recognized in incarne flow hedge reserve to incarne Assets Liabilities ineffectiveness incarne lnterest rate risk Futures 112,788 120 54 (1,246) (1,246) Swap 18,863 5,266 13,219 (17 1) (17 1) Foreign exchange risk Futures 379 93 268 (59) (59) 326 Total 132,030 5,479 13,541 (1,476) (1 ,476) 326 12/31 /2021 Book Value 111 Variations in fair value used to Variation in value recognized Hedge lnstruments Notional Hedge ineffecti -veness Amount reclassified from Cash calculate hedge in Other comprehensive amount recognized in income flow hedge reserve to income Assets Liabilities ineffectiveness incarne lnterest rate risk Futu res 87 ,311 144 (1,035) (1 ,030) Swap 20 ,593 5,749 14,688 (96) (97) Foreign exchange risk Futures 3 ,508 3 ,665 185 185 Total 111 ,412 5,893 18,353 (946) (942) (4) (13) 1) Amounts recorded under heading Derivatives. b) Hedge of net investment in foreign operations ITAÚ UNIBANCO HOLDING’s strategies for net investments in foreign operations consist of hedging the exposure in the functional currency of the foreign operation against the functional currency of head office.    The risk hedged in this type of strategy is the currency risk. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.    Instead, ITAÚ UNIBANCO HOLDING uses the Dollar Offset Method, which is based on a comparison of the change in fair value (cash flow) of the hedging instrument, attributable to changes in the exchange rate and the gain (loss) arising from variations in exchange rates on the amount of investment abroad designated as the object of the hedge.    03/31/2022 Hedged item Hedge instrurnent Strategies Book Value (2l Variation in value Variation in fair value used Foreign currency Notional recognized in Other to calculate hedge Assets Liabilities cornprehensive incarne conversion reserve arnount ineffectiveness Foreign exchange risk Hedge of net investrnent in foreign operations < 1l 5,403 (14,085) (14 ,085) ———————— 5,039 (14,073) Total 5,403 (14,085) (14,085) 5,039 (14,073) 12/31/2021 Hedged item Hedge instrurnent Strategies Book Value (21 Variation in value Variation in fair value used recognized in Other Foreign currency Notional to calculate hedge conversion reserve arnount Assets Liabilities cornprehensive incarne ineffectiveness Foreign exchange risk _H _e _d,,cg_ e_ o_ fn _e _t_ in _ v_ e_ st_ m_ e_ nt_in __ fo_re _ic gn .—- op’ ‘ --e _ra _t_o i_ n_ s_ < 1l__________ 9_ ,64 _ 6 _____________ (c .14, __ 7_ 01 -’)_____ (c 1 ._ 4_ ,7_ 0-’-) 1 ____ 13 _ ,_ aa _a ________ (‘-14 __ ,6_ 8- 8) ‘- Total 9,646 (14,701) (14,701) 13,888 (14,688) 1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives In the period, the amount of R$ 9,254 (R$ 11,752 at 12/31/2021) was reversed from the hedge relationship, which remaining balance in the Foreign currency conversion reserve (Stockholders’ equity) is R$ (3,112) (R$ (5,265) at 12/31/2021), with no effect on the result as foreign investments were maintained. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 55

03/31/2022 Book Value (1J Amount reclassified from Variations in fair value Variation in the value Hedge instruments Notional Hedge ineffectiveness foreign currency used to calculate hedge recognized in Other amount ineffectiveness comprehensive incarne recognized in income conversion reserve into Assets Liabilities incarne Foreign exchange risk Futures (5,759) (5 ,718) (41) Futures / NOF—Non Oeliverable Foiward 2,393 73 (1,473) (1,516) 43 Futures / Financial Assets 2,646 3,814 1,815 (6,84 1) (6 ,85 1) 10 Total 5,039 3,814 1,888 (14,073) (14,085) 12 12/31/2021 Book Value (1J Amount reclassified from Variations in fair value Variation in the value Hedge instruments Notional Hedge ineffectiveness foreign currency used to calculate hedge recognized in Other amount ineffectiveness comprehensive income recognized in incarne conversion reserve into Assets Liabilities income Foreign exchange risk Futures 2, 126 286 (3,252) (3 ,24 1) (11) Futures / NOF—Non Oeliverable Forward 6,000 208 (3,502) (3 ,529) 27 Futures / Financial Assets 5,762 6,566 3,653 (7 ,934) (7 ,93 1) (3) Total 13,888 7,060 3,653 (14,688) (14,701) 13 1) Amounts recorded under heading Derivatives. c) Fair value hedge The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.    ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:    Interest rate risk: • To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates involved, by contracting swaps and futures. ITAÚ UNIBANCO HOLDING does not use the qualitative method to evaluate the effectiveness or to measure the ineffectiveness of these strategies.    Instead, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method: • The percentage approach is based on the calculation of change in the fair value of the revised estimate for the hedged position (hedged item) attributable to the protected risk versus the change in the fair value of the derivative hedging instrument. • The dollar offset method is based on the difference between the variation in the fair value of the hedging instrument and the variation in the fair value of the hedged item attributed to changes in the interest rate. The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 56

03/31/2022 Hedge Item Hedge lnstruments !2l Strategies 111 Book Value FairValue Variation in fair value Notional Variation in fair value used reconized in income amount to calculate hedge Asseis Liabilities Asseis Liabilities ineffectiveness lnterest rate risk Hedge of loan operations 8,796 8,727 (69) 8,796 69 Hedge of funding 12,984 12,501 483 12,984 (481) Hedge of securities at fair value through other comprehensive incarne 2,754 2,674 (80) 2,547 75 Total 11 ,550 12,984 11 ,401 12,501 334 24,327 (337) 12/31/2021 Hedge Item Hedge lnstrumenls 121 Strategies 111 Book Value FairValue Variation in fair value Notional Variation in fair value used reconized in incarne amount to calculate hedge Assets Liabilities Assets Liabilities ineffectiveness lnterest rate risk Hedge of loan operations 8,890 8,917 27 8,890 (28) Hedge of funding 11 ,051 10,661 390 11 ,051 (388) Hedge of securities at fair value th rough other comprehensive incarne 3,162 3,128 (34) 2,885 29 Total 12,052 11 ,051 12,045 10,661 383 22,826 (387) 1) Amounts recorded under heading Deposits, Securities, Funds from lnterbank Markets and Loan and Lease Operations. 2) Comprises the amount of R$ 7,233 (R$ 6,422 at 12/31 /202 1), related to instruments exposed by the change in reference interest rates—IBORs. At 12/31/2021, the amount of R$ 8,001 was reversed from the hedge relationship, which effective portion is R$ 125, with no effect on the result because it is a fair value hedge of securities at fair value through other comprehensive income.    For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level. 03/31/2022 Book value I1 l Variation in fair value used Hedge lnstruments Notional Hedge ineffectiveness to calculate hedge amount recognized in income Assets Liabilities ineffectiveness lnterest rate risk Swaps 24,327 85 818 (337) (3) Total 24,327 85 818 (337) (3) 12/31/2021 Hedge lnstruments Book value I1 l Variation in fair value used Notional to calculate hedge Hedge ineffectiveness amount Assets Liabilities ineffectiveness recognized in income lnterest rate risk Swaps 22,826 2 551 (387) (4) Total 22,826 2 551 (387) (4) 1) Amounts recorded under head ing Derivatives. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 57

ITAÚ The UNIBANCO table below HOLDING presents, S.A. for each strategy, lhe notional amount and lhe fa ir value adjustments of hedge instruments and lhe book value of lhe hedged item Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade 03/31/2022 12/31/2021 Constituição Atribu i do à Participação dos Acio nistas Controladores Hedge instruments Hedged Outro item s Res ultados Abrangentes 31/03/2022 Hedge    instruments 31 /12/2021 31 /03/2022 Hedged 31 /12/2021 item    Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social Fairvalue em Obrigações de Co nversão de Fairvalue Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Notional amount Brasil    Instituição Disponí Financei veisBookValue para ra Benefícios    Pós- Investimentos Notional 100,00%    Perdas amount —Hedge    100,00% 100,00% Book    Value 100,00%    adjustments Ve nda m Emprego no Exterior “’ adjustments Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Ban Hedge co em ltaucard    of 01 depos /01 /2021 SA its and repurchase agreements Rea l 97.148 (907) 66,053 Brasil    2. 323 40Instituição .734 48    Financei 472 ra 66(1 ,103 .531 ) 6.27 100,00% 3 39 (7,1 .919) 36 100,00% 136 86 .59 100,00% 3 11 .113 100,00% 39,142 147.706    Transações com os Acion istas 374 (302) 72 505 577 Hedge of highly probable fo recast transactions 379 (59) 192 3,508 185 3,508 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Cia Hedge Reconhecimento . ltaú    of de net Capita de investment Planos lização de Pagamento    in foreign Baseado ope em Ações rations    Rea l Brasil 5,039    (494) 1,926 Capitalização    5,403 100,00% 13,888    100,00% 3,407 (494 100,00% ) 100,00% 9,646 (494)    Dibens Hedge (Aumento    Leasi of )/ Redução loan ng SA operations de Pa -rt Arrendamento icipação de (Fair Acion value) istas Mercantil Controladores    15 Rea l Brasil 8,796    Arrendamento 69 Mercantil 8,796 100,00% 8,890 100,00% (28) 100,00% 505 100,00% 8,890 505    Outros (1) (1) (1) Reversão Financeira Hedge de of Dividendos    loan ltaú CBD operat ou Juros SA io sobre Crédito, ns (C o Capi ash Financiamento ta l flow) Próprio Declarados e Investimento após período anter ior Rea l Brasil 30    Sociedade 166 (1)    de Créd ito 29 50,00% 131 50,00% 1 166 50,00%    50,00% 131 188 Divi Hipercard Hedge dendos    of e Juros Banco fund sobre ing Múltiplo o ( Cap Faital ir    SA Próprio valu e) Prescritos    Rea l 12,984 Brasil (481) Instituição    Financeira 12,984 100,00% 11 ,051 100,00% 73 (388) 100,00% 73 100,00% 11 ,051 73    To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Hedge Lucro Líquido of fundi Consoling dado (C ash flow) 5,369 104 5,266 5,779 5.414 30 5.414    448 5,749 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores    SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00%    (393) 100,00% (515) 100,00%    100,00% (515)    Hedge of asseis transactions 6,069 (466) 6,534 8,213 (409) 8,621 Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Hedge Reserva Legal of asset -backed securities under repurchase agreements 40,666 270 60    41,763 39 ,962 (270) 50 40,526 ltaú Reservas Unibanco Estatutárias SA    Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Hedge Dividendos of    asseis denominated in UF 13,464 (274) 13,189 14,683 (439) (127) (439)    (87) 14,558 (528) ltaú Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% 100,00% 100,00% Luizacred Hedge Juros sobre of    o SA securities Capital Sociedade Próprio    ai fair de value Crédito, throu Financiamento gh other comprehensi e Investimento ve    income Rea l Brasil 2,547    Sociedade 75 de Créd ito 2,754 50 ,00% 2,885 50,00% (994) 29 (994 50,00% ) 50,00% 3,162 (994)    Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard Total ções    no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil    (302) 4 1,001 .219 Adquirente (1.506)    2 1.382 100,00%    (393) 100,00% 2,836 3.776 100,00%    866 100,00% 4.642    Saldos No Exterior em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65%    49,30% 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de    Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00%    100,00% (397)    (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital    Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00%    289 100,00% 2.733    Lucro Líquido Consolidado 6.743 6.743 289 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie    Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00%    (60) 100,00% (4.299) 100,00%    100,00% (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada    pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 58

ITAÚ UNIBANCO HOLDING S.A. The lable below shows lhe breakdown by malurity of lhe hedging slralegies: Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de 03/31/2022 Part icipação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade 0-1 year Consti 1tui -2 ção years    Atribu i2 do -3 à P years articipaç ão dos Ac3 io-nis 4 tas years Cont roladores 4-5 years 5-10 years Over 1 O years Total Hedge of deposils and repurchase agreemenls 18,951 26 ,850 11,717 Outros 6,258 Res ultad os Abrangentes 31/03/2022    31 /12/20 2,277 2 1 31 /03/2022 31 /12/2021 66 ,053    Total PL- Total PL- No Hedge Pais of    highly probable forecasl lransaclions Nota Aç 379 ões em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total 379 Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Hedge of net investrn ent in foreign operations (ti 5,039 Ve nda m Benefícios Pós- Investimentos 5,039 Emprego no Exterior “’ Hedge Banco ltaú of loan Consignado operalions SA (Fair    value) Rea l 2,945 Brasil 1,849 Instituição 559 Financeira    110 1,978 100,00%    1,355 100,00%    100,00% 100,00% 8,796 Saldos Hedge Banco em ltaucard of 01 loan /01 /2021    SA ope    ral ions (Cash flow) Rea l 97.148 30 (907) Brasil    2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.30 706    Transações com os Acion istas 374 (302) 72 505 577 Hedge of funding (Fair 3 value) 1,788 856 1, 144 440 2,686 4,789 1,281 12,984 Banco Resultado ltau da leasing Entrega de SA Ações l lem    Tesouraria 15 Rea l 374 Brasil    192 Instituição Financeira 100,00% 566 100,00% 566 Hedge of funding (Cash flow) 1,887 3,331 151 5,369 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento    Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494)    Hedge (Aumento of )/ Redução asseis de lra Pansaclions rticipação de Ac ion istas Controladores 15 6,069 505 6,069 505    Outros Hedge Dibens    Leasi of assel ng SA -backed -Arrendamento securilies under Mercantil repur chase agreernenls Rea l 15,028 Brasil 7,080 Arrendamento (1) 17,954 Mercantil 100,00% 604 100,00% (100,00% 1) 100,00% 40 ,666 (1)    Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00%    50,00% 188    Hedge of asseis denominaled in UF 13,11 9 345 13,464 Divi Hedge Hipercard dendos of e Juros Banco securilies sobre Múltiplo o Cap aiital fair    SA Próprio value    Prescritos l hrough    olher comprehensive incarne Rea l 18 Brasil 405 Instituição 546 Financeira    834 100,00% 69 675 100,00% 73 100,00% 73 100,00% 2,547 73    To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Total Seguradora SA Rea l 59,184 Brasil 46,785 31,920 Seguros    7,642 5,337 100,00%    9,247 100,00%    100,00% 1,281 161 100,00% ,396    Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores    SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00%    (393) 100,00% (515) 100,00%    100,00% (515)    12/31/2021 Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 0-1 year 1-2 years 2-3 years 270 3-4 years 4-5 years 5-10 years (270) Over 1 O years Total ltaú Reservas Unibanco Estatutárias SA    Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Hedge of deposils and repurchase agreemenls 1,284 9,453 14,221 7,313 5,332 1,533 39 ,136 ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00%    (87) 100,00% (528)    Hedge of highly probable forecasl lransaclions 3,508 3,508 Juros sobre o Capital Próprio (994) (994) (994) Hedge Luizacred of SA nel in Sociedade veslrnenl de in Crédito, fo reign operalions Financiamento 111 e Investimento Rea l 13,888 Brasil Sociedade de Créd ito 50 ,00% 50,00% 50,00% 50,00% 13,888    Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Hedge Redecard ções no of Pe Instituição loan rfodo ope ra de l ions Pagamento (Fair va SA lue) Rea l 3,377 374 Brasil    1,522 (302) 4.219 Adquirente 797 (1.506)    838 2 1.382 100,00% 809    (393) 1,547 100,00%    3.776 100,00%    866 100,00% 8,890 4.642    Saldos No Hedge Exterior em of 01 loan /01 /2022 ope ralions (Cash flow) 90.729 131 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155 131 .576 Transações Hedge of com funding os Acion istas (Fair    value) 1,206 449 1,072 (335) 302 273 2,920 3,916 114 1,362 (1.501) 11,051 (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65%    49,30% 511    Hedge of funding (Cash flow) 2,147 3,632 5,779 Banco Reconhecimento ltaú (Su de isse) Planos SA de    Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00%    100,00% (397) Hedge Banco (Aumento ltaú of )/ Redução asseis Argentina de lransaclions Pa SA rticipação    de Ac ion istas Controladores 15Peso    Argentino 2,198 Argentina Instituição 6 ,015 Financeira    100,00% 100,00% 100,00% (1.501) 100,00% 8,213 (1.501)    R Hedge eorganização of assel Societária -backed    securilies under repurchase agreemenls 2cXIV, 3 2,322 14,963 (882) 8 ,976 13,098 603 (882) 39 ,962 (882)    Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% Hedge of asseis denominaled in UF 10,148 4,535 40 40 14,683 40    Divi Hedge Banco dendos ltaú of e Juros    securilies Uruguay sobre o Cap SA aiital fair    Próprio value Prescritos l hro ugh olher comprehensive incarne Peso Uruguaio Uruguai 453 Instituição 56 Financei ra 1,520 100,00% 50 805 100,00% 77 100,00% 77 100,00% 2,884 77    Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00%    289 100,00% 2.733    Total Lucro Líquido    Consolidado 40,209 35,630 30,367 23,042 9,111 8,404 6.743 6.743 1,362 289 148,125 7.032 lt 1) Outros au Classi BBA Resu fied lnternational ltados as Ab current, rangentes pie s in ce instruments are frequently renewed . Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00%    (60) 100,00% (4.299) 100,00%    100,00% (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada    pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 59

Note 8—Financial assets at fair value through other comprehensive income—Securities The fair value and corresponding gross carrying amount of Fina ncial Assets at Fair Value through Other Comprehensive Incarne—Securities assets are as follows: 03/31/2022 12/31/2021 Fair value Fairvalue Gross carrying adjustments (in Expected loss Fairvalue Gross carrying adjustments (in Expected loss Fair value amount stockholders’ amount stockholders’ equity) equity) Brazilian government securities 11) 47,095 (1,585) 45,510 71 ,298 (1 ,656) 69 ,642 Other government securities 36 (36) 36 (36) Government securities—abroad 11l 27,277 (194) (1) 27,082 30,507 (313) 30 ,194 Argentina 635 1 636 409 (4) 405 Colombia 1,941 (131) 1,810 1,942 (95) 1,847 Chile 15,691 (114) 15,577 19,885 (151) 19,734 United States 4,001 (4) 3,997 4,520 (2) 4,518 Mexico 894 2 (1) 895 1,028 (6) 1,022 Paraguay 3,041 51 3,092 1,516 (57) 1,459 Uruguay 1,074 1,075 1,207 2 1,209 Corporate securities 111 5,834 (965) (46) 4,823 6,714 (880) (48) 5,786 Shares 1,555 (961) 594 1,629 (886) 743 Bank deposit certificates 57 (1) 56 132 (1) 131 Debentures 250 (42) 209 392 3 (44) 351 Eurobonds and other 3,948 (5) (1) 3,942 4,498 (1) 4,498 Financial bills 6 6 6 6 Other 18 (3) 16 57 3 (3) 57 Total 80,242 (2,744) (83) 77,415 108 ,555 (2,849) (84) 105 ,622 1) Financial assets at fair value through other comprehensive income—Securities pledged in guarantee of funding transactions of financial institutions and customers were: a) Brazilian government securities R$ 34,942 (R$ 43,560 at 12/31/202 1), b) Govemment securities—abroad R$ 6,098 (R$ 2,385 at 12/31/2021 ) and e) Corporate securi ties R$ 92 (778 at 12/31/2021 ), totaling R$ 41 ,132 (R$ 46,723 at 12/3 1/2021). The gross carrying amount and lhe fair value of financial asseis through other comprehensive income—securities by maturity are as follows: 03/31/2022 12/31/2021 Gross carrying amount Fairvalue Gross carrying amount Fair value Current 32 ,222 31,298 27,398 26,428 Non-stated maturity 1,555 594 1,629 743 Up to one year 30 ,667 30,704 25,769 25,685 Non-current 48,020 46,117 81,157 79,194 From one to five years 33 ,446 32 ,638 64,034 63,256 From five to ten years 10,107 9,683 12,017 11,557 After ten years 4 ,467 3,796 5,106 4,381 Total 80,242 77,415 108,555 105,622 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 60

Equity instruments at fair value through other comprehensive income - securities are presented in the table below:

| | 03/31/2022 | | | |
|---|---|---|---|---|
| | Gross carrying amount | Adjustments to fair value (in Stockholders' equity) | Expected loss | Fair value |
| Shares | 1,555 | (961) | - | 594 |
| **Total** | **1,555** | **(961)** | **-** | **594** |

| | 12/31/2021 | | | |
|---|---|---|---|---|
| | Gross carrying amount | Adjustments to fair value (in Stockholders' equity) | Expected loss | Fair value |
| Shares | 1,629 | (886) | - | 743 |
| **Total** | **1,629** | **(886)** | **-** | **743** |

In the period there was no receipt of dividends and there was no reclassification within Stockholders' equity.

ITAÚ UNIBANCO HOLDING adopted the option of designating equity instruments at fair value through other comprehensive income due to the particularities of a certain market.

| | 03/31/2022 | | 12/31/2021 | |
|---|---|---|---|---|
| | Gross carrying amount | Fair Value | Gross carrying amount | Fair Value |
| **Current** | **1,555** | **594** | **1,629** | **743** |
| Non-stated maturity | 1,555 | 594 | 1,629 | 743 |

Reconciliation of expected loss for Other financial assets, segregated by stages:

| Stage 1 | Expected loss 12/31/2021 | Gains / (Losses) | Purchases | Settlements | Transfer to stage 2 | Transfer to stage 3 | Cure from stage 2 | Cure from stage 3 | Expected loss 03/31/2022 |
|---|---|---|---|---|---|---|---|---|---|
| **Financial assets at fair value through other comprehensive income** | **(84)** | **2** | **(1)** | **-** | **-** | **-** | **-** | **-** | **(83)** |
| **Brazilian government securities** | **(36)** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **(36)** |
| Other | (36) | - | - | - | - | - | - | - | (36) |
| **Government securities - abroad** | **-** | **-** | **(1)** | **-** | **-** | **-** | **-** | **-** | **(1)** |
| **Corporate securities** | **(48)** | **2** | **-** | **-** | **-** | **-** | **-** | **-** | **(46)** |
| Debentures | (44) | 2 | - | - | - | - | - | - | (42) |
| Eurobonds and other | (1) | - | - | - | - | - | - | - | (1) |
| Other | (3) | - | - | - | - | - | - | - | (3) |

| Stage 1 | Expected loss 12/31/2020 | Gains / (Losses) | Purchases | Settlements | Transfer to stage 2 | Transfer to stage 3 | Cure from stage 2 | Cure from stage 3 | Expected loss 12/31/2021 |
|---|---|---|---|---|---|---|---|---|---|
| **Financial assets at fair value through other comprehensive income** | **(93)** | **3** | **(2)** | **8** | **-** | **-** | **-** | **-** | **(84)** |
| **Brazilian government securities** | **(36)** | **-** | **-** | **-** | **-** | **-** | **-** | **-** | **(36)** |
| Other | (36) | - | - | - | - | - | - | - | (36) |
| **Government securities - abroad** | **(1)** | **1** | **-** | **-** | **-** | **-** | **-** | **-** | **-** |
| **Corporate securities** | **(56)** | **2** | **(2)** | **8** | **-** | **-** | **-** | **-** | **(48)** |
| Debentures | (44) | - | - | - | - | - | - | - | (44) |
| Eurobonds and other | (9) | 2 | (2) | 8 | - | - | - | - | (1) |
| Other | (3) | - | - | - | - | - | - | - | (3) |

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 61

Note 9—Financial assets at amortized cost—Securities The Financial asseis at amortized cosi—Securities are as follows: 03/31/2022 12/31/2021 Amortized Cosi Expected Loss Net Amortized Cosi Amortized Cosi Expected Loss Net Amortized Cosi Brazilian government securities 111 73,618 (35) 73,583 68,045 (37) 68,008 Government securities—abroad 33,314 (9) 33,305 24,888 (7) 24,881 Colombia 924 (1) 923 925 (1) 924 Chile 5,426 5,426 828 828 Korea 8,852 (1) 8,851 5,604 5,604 Spain 8,220 (1) 8,219 6,132 (1) 6,131 Mexico 9,874 (6) 9,868 11 ,377 (5) 11 ,372 Uruguay 18 18 22 22 Corporate securities 111 63,307 (1,949) 61,358 54,813 (1,904) 52,909 Rural product note 8,950 (12) 8,938 5,906 (14) 5,892 Bank deposit certificates 20 20 110 (1) 109 Real estale receivables certificates 3,865 (1) 3,864 3,988 (1) 3,987 Debentures 43 ,364 (1,923) 41 ,441 39,403 (1,883) 37,520 Eurobonds and other 448 (2) 446 457 (2) 455 Financial bills 52 52 51 51 Promissory and commercial notes 5,793 (5) 5,788 4,219 (2) 4,217 Other 815 (6) 809 679 (1) 678 Total 170,239 (1,993) 168,246 147,746 (1,948) 145,798 1) Financial Asseis ai Amortized Cosi—Securilies Pledged as Collaleral oi Funding Transaclions oi Financial lnslilulions and Cuslomers were: a) Brazilian governmenl securilies R$ 8,767 (R$ 12,570 ai 12/31 /2021); and b) Corporale securilies R$ 9,697 (R$ 11 ,358 ai 12/31 /2021), lolaling R$ 18,464 (R$ 23,928 ai 12/31 /2021 ). On January 1, 2022, a new business model was created, classified as Amortized Cost, for capital management of companie located in Chile (Itaú CorpBanca), in which Foreign Government Securities in the amount of R$ 5,069, previously classified in the Fair Value business model through Other Comprehensive Income. On March 31, 2022, the fair value of reclassified assets would be of R$ 5,185 and the adjustment to fair value that would have been recognized in Other Comprehensive Income would be of R$ (707). The amortized cosi of Financial asseis ai amortized cosi—Securities by maturity is as follows: 03/31/2022 12/31/2021 Amortized Cost Net Amortized Cost Amortized Cost Net Amortized Cost Current 48,555 48,369 45,353 45,169 Up to one year 48,555 48,369 45,353 45,169 Non-current 121,684 119,877 102,393 100,629 From one to five years 85,916 84,896 70,924 69 ,965 From five to ten years 30 ,217 29,430 26,404 25,600 After ten years 5,551 5,551 5,065 5,064 Total 170,239 168,246 147,746 145,798 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 62

Reconciliation of expected loss to financial asseis at amortized cosi—securities, segregated by stages:    Expected loss Expected loss Gains / Transferto Transfer to Curefrom Curefrom Stage 1 12131 /2021 (Losses) Purchases Settlements Stage 2 Stage 3 Stage 2 Stage 3 0313112022    Financial assets at amortized cost (74) (14) 10 (77) Brazilian government securities (37) (35) Government securities—abroad (7) (5) (9) Colombia (1) (1) Korea (1) (1) Spain (1) (1) Mexico (5) (5) (6) Corporate securities (30) (2) (9) (33) Rural producl note (5) (1) (2) Bank deposit certificate (1) Real estate receivables certifica tes (1) (1) Debentures (18) (6) (3) (21) Eurobond and other (2) (2) Promissory and commercial notes (2) (3) (5) other (1) (2) (2)    Stage 2 Expected loss Gains / Purchases Settlements Cure to Stage 1 Transter to Transfer from Curefrom Expected loss 12131 /2021 (Losses) Stage 3 Stage 1 Stage 3 03131 /2022 Financial assets at amortized cost (38) (11) 14 (1) (36) Corporate securities (38) (11) 14 (1) (36) Rural product note (1) (1) Debentures (38) (7) 14 (31) Other (4) (4)    Stage 3 Expected loss Gains / Purchases Settlements Cure to Stage 1 Cure to Stage 2 Transfer from Transter from Expected loss 12131 /2021 (Losses) Stage 1 Stage 2 0313112022 Financial assets at amortized cost (1 ,836) (40) (6) (1,880) Corporate securities (1 ,836) (40) (6) (1 ,880) Rural product note (9) (9) Debentures (1,827) (40) (6) (1,871)    Stage 1 Expected loss Gains / Purchases Settlements Transferto Transfer to Cure from Cure from Ex pected loss 12131 /2020 (Losses) Stage 2 Stage 3 Stage 2 Stage 3 12/31 /2021 Financial assets at amortized cost (185) 188 (147) 70 (74) Brazilian government securities (44) (37) Government securities—abroad (14) 37 (36) (7) Chile (1) Colombia (6) (1) Korea (4) (3) Spain (3) (5) (1) Mexico (6) 19 (22) 4 (5) Corporate sec urities (127) 144 (111) 64 (30) Rura l prod uct note (23) 39 (24) 3 (5) Bank deposit certificate 1 (10) (1) Real estate rece ivables certificates (8) 6 (1) Debentures (78) 74 (52) 38 (18) Eurobond and other (1) 8 (20) 11 (2) Promissory notes (10) 10 (5) 3 (2) Other (7) 6 (1)    Stage 2 Expected loss Gains I Purchases Settlements Cure to Stage 1 Transfer to Transfer from Cure from Expected loss 12131 /2020 (Losses) Stage 3 Stage 1 Stage 3 12/31 /2021 Financial assets at amortized cost (53) 19 (20) 16 (38) Corporate securities (53) 19 (20) 16 (38) Rura l prod uct note (2) Real estate rece ivables cert ifica tes (4) 4 Debentures (47) 17 (20) 12 (38)    Stage 3 Expected loss Gains / Purchases Settlements Cure to Stage 1 Cure to Stage 2 Transfer from Transfer from Expected loss 12131 /2020 (Losses) Stage 1 Stage 2 12/31 /2021 Financial assets at amortized cost (2,827) 610 (51) 432 (1,836) Corporate sec urities (2,827) 610 (51) 432 (1 ,836) Rura l product note 6 (15) (9) Debentures (2,827) 604 (36) 432 (1,827)    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 63

Note 10—Loan and lease operations a) Composition of loans and lease operations portfolio Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration: Loans and lease operations by type 03/31/2022 12/31/2021 Individuais 347,487 332,536 Credit card 117,784 112,809 Personal loan 45,433 42,235 Payroll loans 64,212 63,416 Vehicles 30,924 29,621 Mortgage loans 89 ,134 84,455 Corpora te 138,985 135,034 Micro/ small and medium companies 147,225 149,970 Foreign loans—Latin America 185,456 205,050 Total loans and lease operations 819,153 822,590 Provision for Expected Loss <1l (45,953) (44,316) Total loans and lease operations, net of Expected Credit Loss 773,200 778,274 1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$ (812) (R$ (767) at 12/31 /2021) and Loan Commitments R$ (4,48 1) (R$ (4,433) at 12/31 /2021). By maturity 03/31/2022 12/31/2021 Overdue as from 1 day 23 ,953 20,960 Falling due up to 3 months 216,952 211,329 Falling due from 3 months to 12 months 202,692 205,119 Falling due after 1 year 375,556 385,182 Total loans and lease operations 819,153 822,590 By concentration 03/31/2022 12/31/2021 Largest debtor 5,422 6,414 1O    largest debtors 30 ,236 33,694 20 largest debtors 47 ,182 49,541 50 largest debtors 78,486 79,403 100 largest debtors 111 ,065 111 ,116 The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1—By business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 64

b) Gross Carrying Amount (Loan Portfolio) Reconcilia tion of gross portfolio of loans and lease operations, segregated by stages    Stage 1 Balance at Transfer to Stage 2 Transfer to Stage 3 (1l Cure from Stage 2 Cure from Stage 3 Oerecognition Acquisition / Closing balance 12131/2021 (Settlement) 03131/2022 Individuais 270 ,371 (11, 119) (669) 3, 189 16,448 278,220 Corporate 128,519 (103) 320 117 4,258 133,1 11 Micro/ Small and medium companies 124,555 (4,709) (491) 2, 193 (1,406) 120,1 43 Foreign loans—Lalin America 178,719 (1,630) (156) 1,004 2 (13,736) 164,203 Total 702,164 (17,561) (1 ,316) 6 ,706 120 5,564 695,677    Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12131/2021 1 (Settlement) 03131/2022 Individuais 38 ,168 (3, 189) (2,81 1) 11, 119 341 (371) 43,257 Corporate 1,600 (320) (73) 103 (49) 1,261 Micro / Small and medium companies 16,749 (2, 193) (874) 4,709 258 (282) 18,367 Foreign loans—Lalin America 13,389 (1 ,004) (693) 1,630 156 {1 ,514) 11,964 Total 69,906 (6,706) (4,451) 17,561 755 (2,216) 74,849    Balance at Cure to Transfer from Stage Transfer from Stage Acquisition / Closing balance Stage 3 Cure to Stage 1 Stage 2 1 2 Derecognition (Settlement) 12131/2021 03131/2022 Individuais 23 ,997 (341) 669 2,811 (2,953) 1,827 26,010 Corporate 4,915 (117) 73 (172) (86) 4,613 Micro / Small and medium companies 8,666 (1) (258) 491 874 (933) (124) 8,715 Foreign loans—Lalin America 12,942 (2) (156) 156 693 (998) {3,346) 9,289 Total 50,520 (120) (755) 1,316 4 ,451 (5,056) (1 ,729) 48,627    Consolidated 3 Stages Balance at Oerecognition Acquisition / Closing balance 12131/2021 (Settlement) 03131/2022 Individuais 332,536 (2,953) 17,904 347,487 Corporate 135,034 (172) 4,123 138,985 Micro / Small and medium companies 149,970 (933) (1,812) 147,225 Foreign loans—Lalin America 205,050 (998) (18,596) 185,456 Tota1 (2I 822,590 (5,056) 1,619 819,153 1) ln lhe movement of lransfer of operations from stage 1 to slage 3 over lhe period, a represenlative part thereof have firsl gane lhrough stage 2 2) Comprises RS 35,824 pegged to Libor.    Reconciliation of gross portfolio of loans and lease operations, segregated by stages:    Balance at Acquisition I Closing balance Stage 1 Transfer to Stage 2 Transfer to Stage 3 111 Cure from Stage 2 Cure from Stage 3 Derecognition 12131 /2020 (Settlement) 12131/2021 Individuais 199,158 (30,578) (1,663) 12,788 90 ,666 270,371 Corporate 123,665 (865) (109) 1,338 43 4,447 128,519 Micro / Small and medium companies 96,784 (14,019) (960) 9,630 146 32 ,974 124,555 Foreign loans—Latin America 167,601 (8,527) (929) 5,794 468 14,312 178,719 Total 587,208 (53,989) (3,661) 29,550 657 142,399 702,164    Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition Acquisition / Closing balance 12131/2020 1 (Settlement) 12131/2021 Individuais 30,793 (12,788) (7 ,207) 30 ,578 1,141 (4,349) 38,168 Corpo rate 2,793 (1,338) (182) 865 20 (558) 1,600 Micro / Small and medium companies 15,965 (9,630) (2 ,867) 14,019 742 (1,480) 16,749 Foreign loans—Latin America 16,692 (5,794) (3,630) 8,527 959 (3,365) 13,389 Total 66,243 (29,550) (13,886) 53,989 2,862 (9,752) 69,906    Stage 3 Balance at Cure to Stage Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition Acquisition I Closing balance 1 1 2 (Settlement) 12131 /2020 12131/2021 Individuais 25,532 (1,141) 1,663 7,207 (10 ,309) 1,045 23,997 Corporate 8,063 (43) (20) 109 182 (310) (3,066) 4,915 Micro / Small and medium companies 9,206 (146) (742) 960 2,867 (2,354) (1,125) 8,666 Foreign loans—Latin America 17,852 (468) (959) 929 3,630 (5,034) (3 ,008) 12,942 Total 60,653 (657) (2,862) 3,661 13,886 (18,007) (6,154) 50,520    Consolidated 3 Stages Balance at Derecognition Acquisition I Closing balance 12131 /2020 (Settlement) 12131/2021 Individuais 255,483 (10 ,309) 87,362 332,536 Corporate 134 ,521 (310) 823 135,034 Micro / Small and medium companies 121,955 (2,354) 30 ,369 149,970 Foreign loans—Latin America 202 ,145 (5,034) 7,939 205,050 Tota1 (2l 714,104 (18,007) 126,493 822,590 1) ln the movementof transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gane lhrough stage 2 2) Comprises RS 29,875 pegged to Libor.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 65

Modification of financial assets In the period, financial assets were modified in stages 2 and stage 3 which net of allowance for expected loan losses was R$ 2,086 (R$ 10,330 at 12/31/2021) before modification, giving effect on the result of R$ 3 (R$ 2 from 01/01 to 03/31/2021). At 03/31/2022, the financial assets that were modified in the period and migrated to stage 1 correspond to the amount of R$ 228 (R$ 1,330 at 12/31/2021). c) Expected credit loss Reconciliation of expected credit loss of loans and lease operations, segregated by stages Balance at (lncrease) / Closing balance Stage 1 Transfer to Stage 2 Transferto Stage 311 ) Cure from Stage 2 Cure from Stage 3 Derecognition 12/31 /2021 Reversai 03/31/2022 Individuais (6,851) 508 81 (144) (790) (7,196) Corporate (413) (8) (2) (16) (438) Micro/ Small and medium companies (1 ,812) 235 36 (115) (414) (2,070) Foreign loans—Latin America (2,373) 41 (41) 225 (2,144) Total (11 ,449) 785 121 (308) (2) (995) (11 ,848) Stage 2 Balance at Cure to Stage 1 Transfer to Stage 3 Transfer from Stage Cure from Stage 3 Derecognition (lncrease) / Closing balance 12/31 /2021 1 Reversai 03/31/2022 Individuais (4,501) 144 1,077 (508) (22) (1,515) (5,325) Corporate (865) 8 18 (1) (9) (849) Micro/ Small and medium companies (1 ,556) 115 212 (235) (34) (375) (1,873) Foreign loans—Latin America (1,353) 41 124 (41) (38) 25 (1,242) Total (8,275) 308 1,431 (785) (94) (1 ,874) (9,289) Stage 3 Balance at Cure to Stage 1 Cure to Stage 2 Transfer from Stage Transfer from Stage Derecognition (lncrease) / Closing balance 12/31 /2021 1 2 Reversai 03/31/2022 Individuais (12,868) 22 (81) (1,077) 2,953 (3,182) (14,233) Corporate (3,529) (18) 172 165 (3,208) Micro / Small and medium companies (4,023) 34 (36) (212) 933 (716) (4,020) Foreign loans—Latin America (4, 172) 38 (4) (124) 998 (91) (3,355) Total (24,592) 94 (121) (1 ,431) 5,056 (3,824) (24,816) Consolidated 3 Stages Balance at Derecognition (lncrease) / Closing balance 12/31/2021 Reversai 03/31/2022 (2) Individuais (24,220) 2,953 (5,487) (26,754) Corporate (4,807) 172 140 (4,495) Micro/ Small and medium companies (7 ,39 1) 933 (1,505) (7,963) Foreign loans—Latin America (7 ,898) 998 159 (6,74 1) Total (44,316) 5,056 (6,693) (45,953) 1) ln lhe movement of transfer of operations from stage 1 to stage 3 over lhe period, a representative part thereof have first gone through stage 2. 2) Comprises Expected Credit Loss for Financial Guaranlees RS (812) (RS (767) at 12/31/2021) and Loan Commitments R$ (4,481) (RS (4,433) at 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 66

Reconciliation of expected credit loss of loans and lease operations, segregated by stages: Balance at (lncrease) / Closing balance Stage 1 Transfer to Stage 2 Transfer to Stage 3 11l Cure from Stage 2 Cure from Stage 3 Oerecognition 12/31/2020 Reversai 12/31/2021 Individuais (5,403) 1,435 203 (579) (2,507) (6,851) Corpo rale (740) 36 (132) (2) 417 (413) Micro / Small and medium companies (1,273) 592 64 (464) (51) (680) (1,812) Foreign loans—La tin America (2,389) 226 12 (179) (46) 3 (2,373) Total (9,805) 2,289 287 (1 ,354) (99) (2,767) (1 1,449) Stage 2 Balance at Cure to Stage 1 Transfer to Sta ge 3 Transfer from Stage Cure from Stage 3 Oerecognition (lncrease) I Closing balance 12/31/2020 1 Reversai 12/31/2021 Individuais (3,255) 579 2,639 (1,435) (79) (2,950) (4,501) Corpo rale (1,261) 132 32 (36) (6) 274 (865) Micro / Small and medium companies (1,337) 464 685 (592) (112) (664) (1,556) Foreign loans—Lalin America (2,029) 179 867 (226) (284) 140 (1,353) Total (7,882) 1,354 4,223 (2,289) (481) (3,200) (8,275) Balance at Stage Tran sfer from Stage Transfer from Stage (lncrease) I Closing balance Stage 3 12/31/2020 Cure to 1 Cure to Stage 2 1 2 Oerecognition Reversai 12/31/2021 Individuais (12,472) 79 (203) (2,639) 10,309 (7,942) (12,868) Corpo rate (5,952) 2 6 (8) (32) 310 2,145 (3,529) Micro/ Small and medium companies (3,759) 51 112 (64) (685) 2,354 (2,032) (4,023) Fore ign loans—Latin America (8,452) 46 284 (1 2) (867) 5,034 (205) (4,172) Total (30,635) 99 481 (287) (4,223) 18,007 (8,034) (24,592) Consolidated 3 Stages Balance at (lncrease) I Closing balance Oerecognition Reversai 12/31/2020 12/31/2021 (3) Individuais (21,130) 10,309 (1 3,399) (24,220) Corpo rale (7,953) 310 2,836 (4,807) Micro/ Small and medium companies (6 ,369) 2,354 (3,376) (7,391) Foreign loans—Lalin America (1 2,870) 5,034 (62) (7,898) Total (48,322) 18,007 (1 4,001 ) (44,316) 1) ln the movement of transfer of operations from stage 1 to slage 3 over lhe period , a representative part lhereof have first gane lhrough stage 2. 2) Comprises Expected Credit loss for Financial Gu arantees R$ (767) {RS (907) at 12/31/2020) and loan Com mitments R$ (4,433) {R$ (3,485) at 12/31/2020). d) Lease operations—Lessor Finance leases are composed of vehicles, machines, equipment and rea l estale in Brazil and abroad. The analysis of portfo lio maturities is presented below: 03/31/2022 12/31/2021 Payments Future financial Payments Future financial Present value Present value receivable income receivable income Current 1,986 (359) 1,627 2,365 (351) 2,014 Up to 1 year 1,986 (359) 1,627 2,365 (351) 2,014 Non-current 8,917 (2,639) 6,278 9,342 (2 ,743) 6,599 From 1 to 2 years 1,647 (456) 1,191 1,727 (456) 1,271 From 2 to 3 years 1,306 (365) 941 1,394 (369) 1,025 From 3 to 4 years 974 (292) 682 1,042 (296) 746 From 4 to 5 years 787 (246) 541 834 (251) 583 Over 5 years 4, 203 (1,280) 2,923 4,345 (1 ,371 ) 2,974 Total 10,903 (2,998) 7,905 11 ,707 (3 ,094) 8,613 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 67

Financial lease revenues are composed of:

| | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 |
|---|---|---|
| Financial income | 196 | 188 |
| Variable payments | 2 | 4 |
| **Total** | **198** | **192** |

## e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Consolidated Balance Sheet and are represented as follows:

| Nature of operation | 03/31/2022 | | | | 12/31/2021 | | | |
|---|---|---|---|---|---|---|---|---|
| | Assets | | Liabilities [1] | | Assets | | Liabilities [1] | |
| | Book value | Fair value | Book value | Fair value | Book value | Fair value | Book value | Fair value |
| Mortgage loan | 223 | 221 | 223 | 221 | 235 | 235 | 235 | 234 |
| Working capital | 688 | 688 | 688 | 688 | 800 | 800 | 795 | 795 |
| **Total** | **911** | **909** | **911** | **909** | **1,035** | **1,035** | **1,030** | **1,029** |

1) Under Other liabilities.

From 01/01 to 03/31/2022 operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 17, net of the Allowance for Loan Losses (R$ 403 from 01/01 to 03/31/2021).

## Note 11 - Investments in associates and joint ventures

### a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

| | 03/31/2022 | 01/01 to 03/31/2022 | | |
|---|---|---|---|---|
| | Investment | Equity in earnings | Other comprehensive income | Total Income |
| Associates [1] | 6,482 | 180 | (5) | 175 |
| Joint ventures [2] | 225 | (15) | - | (15) |
| **Total** | **6,707** | **165** | **(5)** | **160** |

| | 12/31/2021 | 01/01 to 03/31/2021 | | |
|---|---|---|---|---|
| | Investment | Equity in earnings | Other comprehensive income | Total Income |
| Associates [1] | 5,891 | 457 | (26) | 431 |
| Joint ventures [2] | 230 | (20) | - | (20) |
| **Total** | **6,121** | **437** | **(26)** | **411** |

1) At 03/31/2022, this includes interest in total capital and voting capital of the following companies: Pravaler S.A. (52.62% total capital and 42.37% voting capital; 52.64% total capital and 42.37% voting capital at 12/31/2021); Porto Seguro Itaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2021); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2021); Gestora de Inteligência de Crédito S.A (19.64% total capital and 20% voting capital; 19.64% total and 20% voting capital at 12/31/2021); Compañia Uruguaya de Medios de Procesamiento S.A. (29.24% total and voting capital; 29.24% at 12/31/2021); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2021); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2021) and Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2021). At 05/31/2021 occurred the spin-off of the investment in XP Inc. (Note 3).
2) At 03/31/2022, this includes interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2021); ConectCar Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2021) and includes result not arising from subsidiaries' net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 68

Note 12—Lease Operations—Lessee    ITAÚ UNIBANCO HOLDING is the lessee mainly of properties for use in its operations, which include renewal options and restatement clauses. During the period ended 03/31/2022, total cash outflow with lease amounted to R$ 352 and lease agreements in the amount of R$ 653 were renewed. There are no relevant sublease agreements.    Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, is presented below:    03/31/2022 12/31/2021    Up to 3 months 308 304 3 months to 1 year 853 842 From 1 to 5 years 3,093 3,088 Over 5 yea rs 1,780 1,980    Total Financial Liability 6,034 6,214    Lease amounts recognized in the Consolidated Statement of Incarne:    01/01 to 01/01 to 03/31/2022 03/31/2021    Sublease revenues 5 2 Depreciation expenses (233) (332) lnterest expenses (1 23) (77) Lease expenses for low value assets (17) (19) Variable expenses not include in lease liabilities (14) (20)    Total (382) (446)    In the period from 01/01 to 03/31/2022 and 01/01 to 03/31/2021, there was no impairment adjustment.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 69

Note 13—Fixed assets 03/31/2022 Fixed assets 11l Anua l depreciation Cost Depreciation lmpairment Residual rates Real Estate 7,404 (4,184) (136) 3,084 Land 1,146 1,146 Buildings and lmprovements 4% to 10% 6,258 (4 ,184) (136) 1,938 Other fixed assets 14,834 (10 ,988) (40) 3,806 lnstallations and furniture 10% to 20% 3,331 (2 ,490) (13) 828 Data processing systems 20% to 50% 9,100 (7 ,283) (27) 1,790 Other < 2J 10% to 20% 2,403 (1 ,215) 1,188 Total 22,238 (15,172) (176) 6,890 1) The contractual comm itments for purchase of lhe fixed asseis totaled R$ 3, achievable by 2022 (Note 32b Il i.li—Off balance comm itments). 2) Others refer to negotiations of Fixed asseis in progress and other Communication, Security and Transportation equipmenl. 12/31/2021 Fixed assets 11l Anual depreciation Cost Depreciation lmpairment Residual rates Real Estate 7,372 (4,089) (110) 3,173 Land 1,127 1,127 Buildings and lmprovements 4% to 10% 6,245 (4 ,089) (11 O) 2,046 Other fixed assets 14,659 (10 ,832) (37) 3,790 lnstallations and furniture 10% to 20% 3,312 (2 ,463) (1 O) 839 Data processing systems 20% to 50% 9,094 (7 ,170) (27) 1,897 Other < 2> 10% to 20% 2,253 (1 ,199) 1,054 Total 22,031 (14,921) (147) 6,963 1) The contractual comm itments for purchase of lhe fixed asseis totaled R$ 3, achievable by 2022 (Note 32b Il i.li—Off balance comm itments). 2) Others refer to negotiations of Fixed asseis in progress and other Communication, Security and Transportation equipment. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 70

Note ITAÚ UNIBANCO 14— HOLDING Goodwill S.A. and Intangible assets Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 1121 Atividade lntangible assets • Atribu i do à Participação dos Acio nistas Controladores Constituição Association for the Outros Res ultados Abrangentes 31/03/2022    31 /12/2021 31 /03/2022 31 /12/2021 Goodwill and intangible Total PL- Total PL- No Pais Note N from ota acquisition Açõespromotion em Reservas    ªde nd    Rese offer rvas of de Ajuste Software de Títulos    acquired Remensuraçõe s lnternally Ajustes de developed Ganhos e Luc Other ros intangible Acio nistas Acio nistas não Total Total    Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l financial Brasil products and Instituição Disponí Financei veis para ra Benefícios    Pós- Investimentos software 100,00% Perdas —Hedge 100,00% assets    li) 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Rea l Brasil services Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Banco em ltaucard 01 /01 /2021 SA    Rea l 97.148 (907) Brasil    2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações Annual com amortization os Acion istas rates 374 8% (302)    20% 20% 10% to 20% 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento    Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494)    Cost Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores    15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505    Outros Balance    at 12/31/2021 13,031 2,657(1) 6,476 11,157 6,431 (1) 39,752 (1) Reversão Acquisitions Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 91 50,00%1,124    50,00% 166 155 50,00%    50,00% 1,370 188    Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital    SA Próprio    Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73    To Rescissions tal do Resultado Ab /ra ngente disposals    (1.506) (1) 1.382 (393) 5.414 4.899 (63)    448 (64) 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Exchange Lucro Líquido Conso variation lidado (7 14) (113) (3 12) 5.414 5.414 (69)    448 (1 ,208) 5.862 ltaü Outros Corretora Resu 13 ltados de Ab rangentes Va lores    SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00%    (393) 100,00% (515) 100,00%    100,00% (515) Destinaçoes: other l (4) (7 12) 742 26 ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Balance Reserva Legal at    03/31/2022 12,317 2,540 270    5,542 13,023 (270) 6,454 39,876 ltaú Reservas Unibanco Estatutárias SA    Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00%    (87) 100,00% (528) Luizacred Amortization Juros sobre o SA Capital Sociedade Pr óprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994)    Saldos Balance em 31 /03/2021 at 12/31/2021    15 97 .148 (533) 2.021 (1,374) 44.953    (1 .034) (4,149) (1.529)    7.655 (4,220) (8 .312) 140 (1,984) ..369 11 .979 (11,727) 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil    (302) 4.219 Adquirente (1.506)    2 1.382 100,00%    (393) 100,00% 3.776 100,00%    866 100,00% 4.642    Saldos Amortization em 01 /01 /2022 expense    < 2l 90.729 (528) 2.247 (27) 57.05 8 (2.263) (140) (1.486) 6.010 (393) (7.213) 144.(272) 554 11 .022 (832) 155.576    No Exterior Transações Rescissions com os Ac /ion disposals istas 449 (335) 114 63 (1.501) (1.38 63 7) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65%    49,30% 511    Exchange variation 50 160 2 59 271 Banco Reconhecimento ltaú (Su de isse) Planos SA de    Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00%    100,00% (397)    Other (Aumento 13 )/l Redução de Participação de Acion istas Controladores 15 4 317 (347) (1.501) ((26) 1.501)    Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (1,347) (882)    (3,812) (4,958) (882) (12,251) (882)    Outros Banco Balance (3l ltaú Paraguay at 03/31/2022 SA Guarani Paraguai Instituição Financeira 100,00% 100,00% (2,134) 100,00%    100,00% 40 40 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital    Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total lt lmpairmen1 au do Bank, Resultado Ltd .Ab    rangente 2dVIII Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00%    289 100,00% 2.733    Lucro Líquido Consolidado 6.743 6.743 289 7.032 lt Balance Outros au BBA Resu lnternational ltados at Ab 12/31/2021 rangentes pie    Dólar (5,209) Reino Unido (712) Instituição    Financeira 46 (171) (4) (4.281) 100,00%    (823) (60) 100,00% (4.299) 100,00%    (6,915) 100,00% (4.299) Destinações ltau Exchange BBA USA variation Securities lnc. Dólar 394Estados    Unidos Corretora57 de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% 451    Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Balance Reservas Estatutárias at 03/31/2022    (4,815) (655) 4.516    (171) (823) (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. (6,464) Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Book Empresa em value 31 in /03/2022 corporada    pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Muta Balance ções no Pe at rfodo 03/31/2022    7,502 449 (335) 538 4.024    46 1,559 (4) (4.281) 7,242 (60) (161) 4,320    (1 .513) 21,161 (1.674)    1) 1) Inc lncludes lui participação amounts no Resultado Abrangente paid fo de r acquisiti Investimentos on em Co of liga rid ghts as e Entidades to provide Controlad as services em Conjunto    of relat payment ivo a Títulos Di spon of ív sa eisla para ries, Venda proceeds, . retirement and pension benefits and similar benefits. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 2) 3) Inc Amortization lui efeitos da adoção da    Resolução expenses CMN n9    4 re .817/ lated 20 {Nota to 2al ,lhe    rights for acqu isition of payrolls and associations, in lhe amount of R$ (290) (R$ 860) from 01 /01 to 12/31 /2021) are disclosed in lhe General and adm inistrative expenses (Note As 23 notas ). explicativas são parte integrante das demonstrações contábeis 3) lncludes lhe total amount of R$ 15 related to lhe hyperi nfiationary fo r Argentina.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 71

ITAÚ UNIBANCO HOLDING S.A. Demonstração Co nsolidada das Mutações do Patrimônio Liquido lntangible assets (Em milhões de reais) País Association de for the Participação % no capital votante Participação % no capital total Goodwill Moeda Funcional and intangible 11•21 Atividade Note from acquisition Consti promotion tuição ªndAtribu offer i do àof Pa rticipaç Software ão dos Acio nis acquired tas Controladores lnternally    developed Other intangible Total financial products and Outros Res ultados Abrangentes 31/03/2022 software    31 /12/2021assets 31 11 /l03/2022    31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Res services ervas de Rese rvas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios    Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Annual amortization rates 8% 20% 20% 10% to 20% Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Banco em ltaucard 01 /01 /2021 SA    Rea l 97.148 (907) Brasil    2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações Cost com os Acion istas 374 (302) 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Balance at 12/31/2020 13,959 2,822 6,484 7,664 3,274 34,203 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento    Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494)    Acquisitions (Aumento)/ Redução l4 de l Participação de Acion istas Controladores 15 5 738 3,511 3,413 505 7,667 505    Outros Dibens    Leasing SA -Arrendamento Mercantil Rea l Brasil Arrendamento (1) Mercantil 100,00% 100,00% (100,00% 1) 100,00% (1)    Rescissions / disposals (10) (65) (13) (236) (324) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00%    50,00% 188 Divi Hipercard Exchange dendos e Juros Banco variation sobre Múltiplo o Capital    SA Próprio    Prescritos Rea l (9 18) Brasil (155) Instituição    Financeira (238) 100,00% 100,00% 73 100,00% 73 (20)    (1 100,00% ,331) 73    To Other tal do Resultado 13·5l Abrangente (15) (1.506) (443) 1.382 (393 (5) ) 5.414 4.899 448 (463) 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Balance Outros Corretora Resu ltados at de    Ab 12/31/2021 rangentes Va lores    SA Rea l 13,031 Brasil Corretora 2,657 de Titu las e Va (1 lores 506) Mobiliários 6,476 1.382 100,00% 11,157 (393) 100,00% (515) 6,431 100,00%    100,00% 39,752 (515)    Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Amortization Unibanco SA    Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reservas Estatutárias 3.784 (3.784) lt Balance Di aú vi dendos Vida e Previdência at 12/31/2020 SA Rea l Brasil (1,347) Previdência    Complementar (3,680)    100,00% (3,288)    100,00% (439) (1,410) (439) 100,00%    (87) (9,725) 100,00% (528)    Juros sobre o Capital Próprio (994) (994) (994) Amortization Luizacred SA Sociedade expense de < 2 Crédito, l Financiamento e Investimento Rea l Brasil (109) Sociedade    de Créd ito (8 19) 50 ,00% (942) 50,00% (791) 50,00%    (2 50,00% ,661)    Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard Rescissions ções no Pe Instituição rfodo / disposals de Pagamento    SA Rea l 374 Brasil    (302) 4.219 Adquirente (1.506)    28 2 1.382 100,00%    (393) 10 100,00% 3.776 100,00% 214    866 100,00% 252 4.642    Saldos No Exchange Exterior em 01 /01 variation /2022 90.729 (528) 2.247 57 68 .05 8 (2.263) 125 (1.486) 6.010 (7.213) 144.554 3 11 .022 155 196 .576    Transações3 com 5 os Acion istas 449 (335) 114 (1.501) (1.387) lt other Resul aú Corpbanca tado < da , lEnt rega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 14 Instituição    Financeira 197 55 ,65% 49,30% 51 1 55,65%    49,30% 211 511    Banco Reconhecimento ltaú (Su de isse) Planos SA de    Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00%    100,00% (397)    Balance at 12/31/2021 (1,374) (4,149) (4,220) (1,984) (11,727) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% lmpairmen1 2dVIII 40 40 40 Divi Banco Balance dendos ltaú e Juros    Uruguay at sobre 12/31/2020 o Cap SA ital    Próprio    Prescritos Peso Uruguaio (5,772) Uruguai (789) Instituição    Financeira (204) 100,00% (383) 100,00% 77 100,00% 77 (7,148) 100,00% 77    Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00%    289 100,00% 2.733 lncrease Lucro Líquido Consolidado (440) 6.743 6.743 289 (440) 7.032 lt Disposals Outros au BBA Resu lnternational ltados    Abrangentes pie    Dólar Reino Unido Instituição Financeira 46 33 (4) (4.281) 100,00%    (60) 100,00% (4.299) 100,00%    100,00% (4.299 33)    Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Exchange Reserva Legal variation 563 77 350    (350) 640 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Balance Todas as dependências at 12/31/2021 no exteri or do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda func (5,209) ional igua l a da controladora, com ex(712) ceção da    CorpBanca New York Branch (171) e    ltaú Uni banco S.A. Miami (823) Branch    cuja moeda funcional é Dólar. (6,915) Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Book Empresa em value 31 in /03/2022 corporada    pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Muta Balance ções no Pe at rfodo 12/31/2021    7,822 449 (335) 571 4.024    46 2,156 (4) (4.281) 6,114 (60) (161) 4,447    (1 .513) 21,110 (1.674)    1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) 1) Inc lncludes lui efeitos da ad oção amounts da Resolução pa CMN id n9 fo 4.817/ r acquisiti 20 {Nota 2al , on of rights to provide services of payment of salaries, proceeds, retirement and pension benefits and similar benefits. As 2) notas Amortizati explicativas são on parte expenses integrante das re demonst lated rações to contábeis lhe rights    for acquisition of payrolls and associations, in lhe amount of R$ (860) (R$ (594) from 01 /01 to 12/31 /2020) are disclosed in lhe General and administrative expenses (Note 23). 3) lncludes lhe total amount of R$ 34 related to lhe hyperi nfiationary adjustment fo r Argentina. 4) Other intangible asseis: includes lhe effect of R$ 2,422 related to acquisition on 07/16/2021 of payroll management of lhe Government of lhe State of Minas Gerais. 5) lncludes reclassifications of Software licenses necessary to put data processing systems into use, in lhe net amount of R$ 327. Goodwill and Intangible Assets from Acquisition are mainly represented by Itaú CorpBanca’s goodwill in the amount of R$ 2,971 (R$ 3,375 at 12/31/2021).    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 72

Note 15—Deposits 03/31/2022 12/31/2021 Current Non-current Total Current Non-current Total lnterest-bearing deposits 321 ,900 336,1 25 658 ,025 334,808 356,620 691 ,428 Savings deposits 183,880 183,880 190,601 190,601 lnlerbank deposits 3,660 254 3,914 3,490 286 3,776 Time deposits 134,360 335,871 470 ,231 140,717 356,334 497 ,051 Non-interest bearing deposits 149,018 149,018 158,944 158,944 Demand deposits 147,815 147,815 158,116 158,116 Other deposits 1,203 1,203 828 828 Total 470 ,918 336,1 25 807 ,043 493,752 356,620 850 ,372 Note 16—Financial liabilities designated at fair value through profit or loss 03/31/2022 12/31/2021 Current Non-current Total Current Non-current Total Structured notes Debt securities 17 71 88 16 98 114 Total 17 71 88 16 98 114 The effect of credit risk of these instruments is not significant at 03/31/2022 and 12/31/2021. Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 73

Note 17—Securities sold under repurchase agreements and interbank and institutional market funds a) Securities sold under repurchase agreements The lable below shows lhe breakdown of fu nds: 03/31/2022 12/31/2021 lnterest rate (p.a .) Current Non-current Total Current Non-current Total Asseis pledged as collateral 100,793 111 100,904 94,899 81 94,980 Government secu rities 95% of CDI to 9.15% 70 ,212 70 ,212 67 ,060 67 ,060 Corporate securities 45% of CDI to 100% of CDI 24 ,716 24 ,716 25 ,676 25 ,676 Own issue 100 .5% ofCDI to 16.40% 11 11 20 21 Foreign 0.21% 10 3.12% 5,865 100 5,965 2 ,162 6 1 2,223 Asseis received as collateral 8.8% to 9.15% 115,059 115,059 105,036 105,036 Right to sell or repledge lhe collateral 0.15% to 10.0% 33,311 7,368 40 ,679 43 ,260 9,572 52,832 Total 249,163 7,479 256 ,642 243 ,195 9,653 252,848 b) Interbank market funds 03/31 /2022 12/31/2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Financial bills 3.40 to IGPM + 3.95% 16,186 20,056 36 ,242 20,310 3,749 24.059 Real estale credit bills 3.01% to IPCA + 3.70% 4,926 10,714 15,640 3,628 7,035 10.663 Agribusiness credit bills 2.90% lo 12.85% 5,530 13,223 18,753 4,342 9,359 13.701 Guaranteed real estale bills 4.85% lo IPCA + 5.85% 2,397 37 ,351 39 ,748 1,623 29 ,375 30 .998 lmport and export financing 0% to 13.12% 74 ,850 23 ,008 97,858 64,274 22 ,674 86,948 On-lending-domestic 0% to 18% 4,008 6,526 10,534 3,929 6,847 10,776 Total 111 107,897 110,878 218,775 98,106 79,039 177,145 1) Comprises R$ 20.171 (R$ 34,942 at 12/31 /2021) pegged to Libor. Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies. in general denominated in foreign currency. c) Institutional market funds 03/31/2022 12/31 /2021 lnterest rate (p.a.) Current Non-current Total Current Non-current Total Subordinaled debt LIB lo 100% of IGPM + 4.63% 13,244 48 ,662 61 ,906 21 ,203 53,833 75.036 Foreign loans through securities -1.85% lo 40.56% 10,348 49 ,847 60 ,195 6.560 56,283 62 .843 1 Funding from structured operations certificates ( ) 0.3% to IPCA + 6.11% 167 1,222 1,389 143 614 757 Total 23,759 99 ,731 123,490 27 ,906 110,730 138,636 1) The fa ir value of funding from structured operations certificates issued is R$ 1,524 (R$ 790 at 12/3 1/2021 ). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 74

d) Subordinated debt, including perpetual debts Name of security / currency Principal amount lssue Maturity Return p.a. 03/31 /2022 12/31 /2021 (original currency) Subordinated financial bills—BRL 2,313 2012 2022 IPCA + 5.1 5% to 5.83% 6,620 6,380 20 2012 2022 IGPM + 4.63% 47 44 2,146 2019 Perpetuai 114% of SELIC 2,248 2,187 935 2019 Perpetuai SELIC + 1.1 7% to 1. 19% 946 976 50 2019 2028 CDI + 0.72% 56 55 2,281 2019 2029 CDI + 0.75% 2,568 2,502 450 2020 2029 CDI + 1.85% 494 481 106 2020 2030 IPCA + 4.64% 129 125 1,556 2020 2030 COI + 2% 1,712 1,664 5,488 2021 2031 COI + 2% 5,816 5,651 Total 20,636 20,065 Subordinated euronotes • USD 1,341 2012 2022 5.50% to 5.65% 6,409 14,742 1,857 2012 2023 5. 13% 8,970 10,432 1,246 2017 Perpetuai 6. 13% 6,016 6,997 749 2018 Perpetuai 6.50% 3,558 4,262 750 2019 2029 4.50% 3,610 4,205 699 2020 Perpetuai 4.63% 3,328 3,967 500 2021 2031 3.88% 2,404 2,804 Total 34,295 47 ,409 Subordinated bonds—CLP 27,776 1997 2022 7.45% to 8.30% 34 36 180 ,351 2008 2033 3.50% to 4.92% 1,327 1,423 97,962 2009 2035 4 .75% 1,002 1,079 1,060,250 2010 2032 4.35% 99 106 1,060,250 2010 2035 3.90% to 3.96% 227 244 1,060,250 2010 2036 4 .48% 1,081 1,160 1,060,250 2010 2038 3.93% 787 845 1,060,250 2010 2040 4.15% to 4.29% 606 651 1,060,250 2010 2042 4 .45% 296 317 57,168 201 4 2034 3.80% 386 414 Total 5,845 6,275 Subordinated bonds • COP 104,000 2013 2023 IPC + 2% 134 145 146,000 2013 2028 IPC + 2% 188 203 638,525 2014 2024 LIB 808 939 Total 1,130 1,287 Total 61 ,906 75,036 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 75

Note 18—Other assets and liabilities a) Other assets Note 03/31/2022 12/31/2021 Financial 92,612 96,630 At amortized cost 92,332 96,473 Receivables from cred it card issuers 52,627 53 ,968 Deposits in guarantee for contingent liabilities, provisions and legal obligations 29d 12,718 12,264 Trading and inlermediation of securilies 15,527 17,218 lncome receivable 3,421 3,839 Operalions withoul credil granting characteristics, net of provisions 4,775 4,720 lnsurance and reinsurance operations 1,660 1,565 Nel amounl receivables from reimbursement of provisions 29c 875 888 Deposils in guarantee of fund raisings abroad 660 660 Foreign exchange portfolio 1,213 Olher 69 138 At fair value through profit or loss 280 157 Olher financial asseis 280 157 Non-financial 16,023 16,494 Sundry fore ign 634 621 Prepaid expenses 5,634 5,243 Sundry domeslic 4,003 2,868 Asseis of posl-employmenl benefil plans 26e 490 493 Lease right-of-use 3,738 5,046 Other 1,524 2,223 Current 70,655 93,604 Non-current 37,980 19,520    b) Other liabilities Note 03/31/2022 12/31/2021 Financial 136,366 134,267 At amortized cost 136,125 134,106    Cred it card operations 108,403 108,997 Trad ing and intermedialion of securities 14,913 12,161 Foreign exchange portfolio 4,619 2,485 Finance leases 4,029 5,324 Other 4,161 5,139    At fai r value through profit or loss 241 161    Other financial liabilities 241 161 Non-financial 50,655 42,130    Funds in transit 21 ,719 18,027 Charging and collection of taxes and similar 8,806 457 Social and statutory 3,809 7,853 Deferred incarne 2,685 3,278 Sundry domestic 3,535 3,183 Personnel provision 2,279 2,244 Provision for sundry payments 2,473 2,348 Obligations on official agreements and rendering of payment services 1,437 1,261 Liabilities from post-employment beneflt plans 26e 2,628 2,209 Other 1,284 1,270 Current 140,384 167,789 Non-current 46,637 8,608    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 76

Note 19—Stockholders’ equity a) Capital Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.    The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below: 03/31/2022 Number Amount Common Preferred Total Residents in Brazil 12/31 /2021 4,929,997,183 1,771 ,808,645 6,701 ,805,828 62 ,020 Residents abroad 12/31 /2021 28,293,176 3,074 ,036,344 3,102,329,520 28,709 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,1 35,348 90,729 Shares of capital stock 03/31/2022 4,958,290,359 4,845,844,989 9,804,135,348 90 ,729 Residents in Brazil 03/31 /2022 4,929,050,046 1,618 ,668,295 6,547 ,718,341 60 ,594 Residents abroad 03/31 /2022 29,240,313 3,227 ,176,694 3,256 ,417,007 30 ,135 Treasury shares 1 1J 12/31/2021 24,244,725 24,244,725 (528) Resull from delivery of lreasury shares (20 ,605,634) (20 ,605 ,634) 449 Treasury shares 11 J 03/31/2022 3,639,091 3,639,091 (79) Outstanding shares 03/31/2022 4,958,290,359 4,842,205,898 9,800,496,257 Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 12/31/2021 Number Amount Common Preferred Total Residents in Brazil 12/31/2020 4,929,824,281 1,820 ,159,657 6,749 ,983,938 66,885 Residents abroad 12/31 /2020 28,466,078 3,025,685,332 3,054,151 ,410 30,263 Shares of capital stock 12/31/2020 4,958,290,359 4,845,844,989 9,804,135,348 97,148 Shares of capital stock 12/31/2021 4,958,290,359 4,845,844,989 9,804,135,348 90,729 Residents in Brazil 12/31 /2021 4,929,997,183 1,771 ,808,645 6,701,805,828 62,020 Residents abroad 12/31 /2021 28,293,176 3,074 ,036,344 3,102,329,520 28,709 Treasury shares 11 J 12/31/2020 41,678,452 41,678,452 (907) Result from delivery of treasury shares (17,433 ,727) {17,433 ,727) 379 Treasury shares 1 1J 12/31/2021 24,244,725 24,244,725 (528) Outstanding shares 12/31/2021 4,958,290,359 4,821,600,264 9,779,890,623 Outstanding shares 12/31/2020 4,958,290,359 4,804,166,537 9,762,456,896 1) Own shares, purchased based on authorization of lhe Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in lhe market. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 77

Belaw is the average cast af treasury shares and their market price in rea is. ln 2022, there was nane acquisitian af treasury shares. 03/31/2022 Cost / market value Common Preferred Average cast 21.76 Market value at 03/31 /2022 23 .60 27.48 12/31/2021 Cost I market value Common Preferred Average cast 21.76 Market value at 12/31/2021 19.09 20.95 b) Dividends Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share). ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share. I—Calculation of dividends and interest on capital 03/31/2022 03/31/2021 Statutary net incarne 6,993 5,405 Adjustments: (-) Legal reserve—5% (350) (270) Dividend calculation basis 6,643 5,135 Minimun mandatary dividend—25% 1,661 1,284 Dividends and interest on capital paid / accrued 1,661 1,284 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 78

II—Stockholders’ compensation 03/31/2022 Gross value WHT(With Value Net per share (R$) holding tax) Paid / prepaid 345 (52) 293 lnterest on capital—2 monthly installments paid from February to March 2022 0.0150 345 (52) 293 Accrued (Recorded in Other liabilities—Social and statutory) 1,609 (241) 1,368 lnterest on capital—1 monthly installment paid on 04/01 /2022 0.0150 173 (26) 147 lnterest on capital 0.1245 1,436 (215) 1,221 Total—01/01 to 03/31/2022 1,954 (293) 1,661 03/31/2021 Gross value WHT(With Value Net per share (R$) holding tax) Paid / prepaid 293 293 Dividends—2 monthly installments paid from February to March 2021 0.0150 293 293 Accrued (Recorded in Other liabilities—Social and statutory) 1,140 (149) 991 Dividends—1 monthly installment paid on 04/01 /2021 0.0150 146 146 lnterest on capital—credited on 03/16/2021 to be paid until 12/31 /2021 0.0430 495 (74) 421 Dividends or lnterest on capital 0.0433 499 (75) 424 Total—01/01 to 03/31/2021 1,433 (149) 1,284 c) Capital reserves and profit reserves 03/31/2022 12/31/2021 Capital reserves 1,915 2,250 Premium on subscription of shares 284 284 Share-based payment 1,627 1,962 Reserves from tax incentives, restatement of equity securities and other 4 4 Profit reserves 70,216 66,161 Lega1 (1> 13,936 13,586 Statutory (2,3> 67,797 64,092 Corporate reorganizations 2dl (11 ,517) (11 ,517) Total reserves at parent company 72,131 68,411 1) lts purpose is to ensure the integrity of capital, compensate loss or increase capita l. 2) lts main purpose is to ensure the yield flow to shareholders. 3) lncludes R$ (92) refers to net income rema ining alter the distri buition of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING. d) Non-controlling interests Stockholders’ equity lncome 03/31/2022 12/31/2021 01/01 to 01/01 to 03/31/2022 03/31/2021 ltaú CorpBanca 8,208 9,836 263 440 ltaú CorpBanca Colombia S.A 18 476 3 19 Financeira ltaú CBD S.A Crédito, Financiamento e Investimento 687 666 21 39 Luizacred S.A. Soe. Cred . Financiamento Investimento 413 426 (13) 18 Other(1l 749 208 10 20 Total 10,075 11 ,612 284 536 1) As from 2022, in accordance with Regulatory lnstruction No. 206 of 12/13/2021 , it includes minority parties of consolidated investments funds. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 79

Note 20—Share-based payment ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving its management members and employees in lhe medium and long term corporate development process. The grant of these benefits is only made in years in which there are sufficient profits to permit lhe distribution of mandatory dividends, limiting dilution to 0.5% of lhe total shares held by lhe controlling and minority stockholders ai lhe balance sheet date. These programs are settled through lhe delivery of ITUB4 treasury shares to stockholders. Expenses on share-based payment plans are presented in lhe table below: 01/01 to 01/01 to 03/31/2022 03/31/2021 Partner plan (1) (35) Share-based plan (46) (103) Total (46) (138) 1) As a result of lhe reduction of lhe minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021 , there was an increase in the number of ITUB4 shares to be delivered under the variable com pensation plans. Payments occu red in 2022 are reflected in Personnel Expenses —Compensation (Note 23). a) Partner plan The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations. The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date. The fair value of the consideration in shares is the market price at the grant date, less expected dividends. Change in the partner program 01/01 to 01/01 to 03/31/2022 03/31/2021 Quantity Quantity Opening balance (1) 36,943,996 36,291,760 New 21 ,104,876 8,094,693 Delivered (9,226 ,877) (11 ,652 ,700) Cancelled (136,757) (93 ,412) Closing balance 48,685,238 32,640,341 Weighted average of remaining contractual life (years) 2.97 2.55 Market value weighted average (R$) 22.23 20.27 1) As a resu lt of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. b) Variable compensation In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 80

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who should meet at least the performance and conduct requirements. The fair value of the share is the market price at its grant date. Change in share-based variable compensation 01/01 to 01/01 to 03/31/2022 03/31/2021 Quantity Quantity Opening balance (1l 36,814,248 27,407,231 New 21 ,047,203 12,493,779 Delivered (13,760,228) (10,512 ,278) Cancelled (238,271) (157,683) Closing balance 43,862,952 29,231,049 Weighted average of remaining contractual life (years) 1.64 1.76 Market value weighted average (R$) 24.77 28.63 1) As a result of the reduct ion of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), as from October 2021, there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Note 21—Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss a) Interest and similar income 01/01 to 01/01 to 03/31/2022 03/31/2021 Compulsory deposits in the Central Bank of Brazil 2,026 421 lnterbank deposits 466 284 Securities purchased under agreements to resell 4,179 2,082 Financial assets at fa ir value through other comprehensive incarne 2,447 5,124 Financial assets at amortized cost 2,905 1,124 Loan operations 25,129 20 ,854 Other financial assets 214 85 Total 37,366 29,974 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 81

b) Interest and similar expense 01/01 to 01/01 to 03/31/2022 03/31/2021 Deposits (8 ,592) (2 ,892) Securities sold under repurchase agreements (4 ,960) (979) lnterbank market funds (8 ,094) (9 ,487) lnstitutional market funds (2 ,750) (2 ,308) Financial expense from technical provisions for insurance and private pension (5,937) 332 Other (40) Total (30,373) (15,334) c) Income of financial assets and liabilities at fair value through profit or loss 01/01 to 01/01 to 03/31/2022 03/31/2021 Securities 6,443 (1,626) Derivatives (l ) (5,498) 7,401 Financial assets designated at fair value through profit or loss 700 (415) Other financial assets at fair value through profit or loss 475 19 Financial liabilities at fair value through profit or loss (450) (30) Financial liabilities designated at fair value (18) 15 Total 1,652 5,364 1) lncludes the ineffective derivatives portion related to hedge accounting. During the period ended 03/31/2022, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ 668 of expected losses (R$ 414 at 03/31/2021), R$ 8 for Financial assets – Fair value through other comprehensive income (R$ 2 at 03/31/2021) and R$ 660 for Financial assets – Amortized cost (R$ 412 at 03/31/2021).    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 82

Note 22—Commissions and banking fees 01/01 to 01/01 to 03/31/2022 03/31/2021 Cred it and debit cards 4,621 3,510 Current account services 1,960 1,915 Asset management 1,896 1,736 Funds 1,644 1,550 Consortia 252 186 Credit operations and financial guarantees provided 634 587 Credit operations 324 293 Financial guarantees provided 310 294 Collection services 492 487 Advisory services and brokerage 768 796 Custody services 161 151 Other 631 621 Total 11,163 9,803 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 83

Note 23—General and administrative expenses 01/01 to 01/01 to Note 03/31/2022 03/31/2021 Personnel expenses (7,951) (7,557) Compensation (2 ,673) (2 ,522) Employees’ profit sharing (1 ,349) (1 ,226) Welfare benefits (1 ,119) (1 ,065) Provision for labor claims and dismissals (1> (1 ,355) (1 ,852) Payroll charges (999) (833) Share-based payment (2> 20 (35) Training (21) (15) Olher (435) (9) Administrative expenses (3,899) (3,747) Third-Party and Fina ncial System Services, Security and Transportation (1 ,701) (1 ,766) Data processing and telecommunicalions (932) (962) lnstallations (459) (369) Advertising, promotions and publicity (350) (252) Materiais (132) (89) Travei expenses (26) (9) Other (299) (300) Depreciation and amortization (1,402) (1,307) Other expenses (3,618) (3,844) Selling—credit cards (1 ,639) (1 ,165) Claims lasses (278) (213) Selling of non-financial products (102) (19) Loss on sale of other asseis, fixed asseis and investments in associates and joint (14) (78) ventures Provision for lawsuits civil 29 (257) (242) Provision for tax and social security lawsuits (321) (70) Refund of inlerbank costs (91) (77) Other (916) (1 ,980) Total (16,870) (16,455) 1) lncludes the effects of the Voluntary Severance Program . 2) As a result of the reduction of the minority interest in XP lnc. and subsequent merger of XPart S.A. (Note 3), in October 2021 , there was an increase in the number of ITUB4 shares to be delivered under the variable com pensation plans. Payments occured in 2022 are reflected in Share-based payment (Note 20). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 84

Note 24—Taxes ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Incarne Tax and Social Contribution on Net Incarne. Taxes are ca lculated at lhe rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge. Incarne tax 15.00% Additional incarne tax 10.00% Social contribution on net incarne 20 .00% a) Expenses for taxes and contributions Breakdown of incarne tax and social contribution calculation on net incarne: 01/01 to 01/01 to Due on operations for the period 03/31/2022 03/31/2021 lncome / (loss) before income tax and social contribution 9,133 8,538 Charges (incarne tax and social contribution) at the rates in effect (4,110) (3 ,842) lncrease / decrease in income tax and social contribution charges arising from: Share of profit or (loss) of associates and joint ventures 84 65 Foreign exchange variation on investrnents abroad (101) 599 lnterest on capital 293 665 other nondeductible expenses net of non taxable incorne (1> 1,699 (825) lncome tax and social contribution expenses (2,135) (3,338) Related to temporary differences lncrease / (reversai) for the period (63) 1,020 (Expenses) / lncome from deferred taxes (63) 1,020 Total income tax and social contribution expenses (2,198) (2,318) 1) lncl udes temporary (additions) and exclusions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 85

b) Deferred taxes I—The deferred tax asset balance and its changes, segregated based on its origin and disbursements, are represented by: Realization / 12/31/2021 Reversai ln e rease 03/31/2022 Reflected in income 52,989 (8,670) 9,188 53,507 Provision fo r expected loss 28 ,428 (2 ,349) 3 ,400 29 ,479 Related to tax lasses and social contribution loss carryforwards 3 ,751 (15 1) 538 4 ,138 Provision for profit sharing 2 ,265 (2 ,265) 1,031 1,031 Provision fo r devaluation of securities with permanent impairmenl 998 (263) 49 784 Provisions 5 848 (286) 503 6 065 Civil lawsuils 1,257 (95) 104 1,266 Laborclaims 3 ,175 (188) 374 3 ,361 Tax and social security lawsuits 1,4 16 (3) 25 1,438 Legal obligations 822 58 880 Adjustments of operations carried out on the fu tures settlement market 3 3 Adjustment to fair value of financial asseis—At fair value through profil or loss 2 ,726 (2 ,726) 1,610 1,610 Provision relating to health insuranoe operations 362 363 Ol her 7 ,789 (630) 1,995 9 ,154 Reflected in stockholders’ equity 2,331 (693) 877 2,515 Adjustment to fa ir value of financial asseis—At fair value l hrough olher comprehensive 1,329 (693) 764 1,400 incarne Cash flow hedge 461 112 573 other 541 542 Total 11•21 55,320 (9,363) 10,065 56,022 1) Deferred incarne tax and social contribution asseis and liabilities are recorded in lhe balance sheet offset by a taxable entity and arnounting to R$ 50,968 and R$ 276, respectively. 2) The accounting records of deferred tax assets on incarne tax lasses and/or social contribution loss carryforwards , as well as those arising from temporary differences, are based on techn ical feasibility studies which consider lhe expected generation of future taxable incarne, considering lhe history of profitability for each subsidiary individually, and for lhe consolidated taken as a whole. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 86

Realization / 12/31/2020 Reversai lncrease 12/31/2021 Reflected in income 60,248 (24,407) 17,148 52,989 Provision for expected loss 27 ,933 (6,274) 6,769 28 ,428 Related to tax losses and social contribution loss carryforwards 5,528 (1 ,952) 175 3,751 Provision for profit sharing 1,903 (1,903) 2,265 2,265 Provision for devaluation of securities with permanent impairment 1,570 (1,013) 441 998 Provisions 5 845 (1 923) 1 926 5 848 Civil lawsuits 1,331 (591) 517 1,257 Labor claims 3,056 (1,188) 1,307 3,175 Tax and social security lawsuits 1,458 (144) 102 1,416 Legal obligations 774 (36) 84 822 Adjustments of operations carried out on lhe futures settlement market 52 (52) Adjustment to fair value of financial asseis—AI fair value through profit or loss 8,315 (8,315) 2,726 2,726 Provision relating to health insurance operations 356 6 362 Other 7,972 (2,939) 2,756 7,789 Reflected in stockholders’ equity 1,375 (343) 1,299 2,331 Adjustment to fair value of financial asseis—AI fair value through other 60 (30) 1,299 1,329 comprehensive income Cash flow hedge 758 (297) 461 Other 557 (16) 541 Tota1(1,2l 61,623 (24,750) 18,447 55,320 1) Deferred incarne tax and social contribution asseis and liabilities are recorded in lhe balance sheet offset by a taxable entity and arnounting to R$ 50,831 and R$ 280, respectively. 2) The accounting records of deferred tax asseis on incarne tax lasses and/or social contribution loss ca rryforwards , as well as those arising frorn tern porary differences, are based on lechnical feasibility sludies which consider lhe expected generalion of fulure laxable incarne, considering lhe hislory of profitability for each subsidiary individually, and for the consolidated taken as a whole. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 87

II—The deferred tax liabilities and its changes are represented by: Realization / 12/31/2021 lncrease 03/31/2022 reversai Reflected in income 4,580 (331) 912 5,161 Depreciation in excess finance lease 137 138 Adjuslmenl of deposils in guaranlee and provisions 1,422 38 1,460 Posl-employment benefits 6 (6) 3 3 Adjustments of operations carried out on lhe futures settlement market 237 (237) 29 29 Adjuslment to fair value of financial asseis—AI fair value through profit or loss 71 (71) 225 225 Taxation of results abroad—capital gains 834 (9) 20 845 Olher 1,873 (8) 596 2,461 Reflected in stockholders’ equity 189 (84) 64 169 Adjuslment to fair value of financial asseis—AI fa ir value through othercomprehensive 182 (84) 64 162 income Cash flow hedge Post-employment benefits 6 6 Total 111 4,769 (415) 976 5,330 1) Deferred incarne tax and social contribution asset and liabilities are recorded in the balance sheet offset by a taxable entity and arnounting to R$ 50,968 and R$ 276, respectively. Realization / 12/31/2020 reversai lncrease 12/31/2021 Reflected in income 4,853 (1 ,029) 756 4,580 Depreciation in excess finance lease 145 (8) 137 Adjustment of deposits in guarantee and provisions 1,404 (21) 39 1,422 Post-employment benefits 180 (178) 4 6 Adjuslmenls of operalions carried out on lhe fulu res settlement markel 452 (452) 237 237 Adjustmenl to fair value of financial asseis—AI fa ir value through profil or loss 136 (136) 71 71 Taxation of results abroad—capital gains 644 (7) 197 834 other 1,892 (227) 208 1,873 Reflected in stockholders’ equity 608 (580) 161 189 Adjuslmenl to fair value of fina ncial asseis—AI fa ir value through othercomprehensive 601 (577) 158 182 income Cash flow hedge 4 (3) Post-employment benefits 3 3 6 Total 111 5,461 (1 ,609) 917 4,769 1) Deferred incarne tax and social contri bution asset and liabilities are recorded in lhe balance sheet offset by a taxable entity and arnounting to R$ 50,831 and R$ 280, respectively. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 88

III—The estimate of realization and present value of deferred tax assets and deferred tax liabilities are: Deferred tax assets Tax loss / social Deferred tax Net deferred Yearof Temporary % % % contribution loss % Total % liabilities taxes realization differences carryforwards 2022 12,200 23.5% 1,798 43.5% 13,998 25.0% (236) 4.4% 13,762 27.1% 2023 15,489 29.9% 585 14.1% 16,074 28.7% (102) 1.9% 15,972 31.5% 2024 10,743 20.7% 482 11.6% 11 ,225 20 .0% (47) 0.9% 11 ,178 22.1% 2025 2,472 4.8% 226 5.5% 2,698 4.8% (60) 1.1% 2,638 5.2% 2026 1,928 3.7% 232 5.6% 2,160 3.9% (75) 1.4% 2,085 4.1% After 2026 9,052 17.4% 815 19.7% 9,867 17.6% (4 ,810) 90.3% 5,057 10.0% Total 51,884 100.0% 4,138 100.0% 56,022 100.0% (5,330) 100.0% 50 ,692 100.0% Present value 111 46,688 3,760 50,448 (4,095) 46,353 1) The average funding rate, net of tax effects, was used to determine lhe present value. Projections of future taxable incarne include estimates of macroeconomic variables, exchange rates, interest rates, volumes of financial operations and service fees and others factors, which can vary in relation to actual data and amounts. Net incarne in lhe financial statements is not directly relaled to lhe taxable incarne for incarne tax and social contribulion, dueto differenoes between accounting criteria and lhe tax legislation, in addition to corporate aspects. Accordingly, it is recommended lhat changes in realization of deferred tax asseis presented above are not considered as an indication of future net incarne. IV—Deferred tax assets not accounted At 03/31/2022, deferred tax assets not accounted for correspond to R$ 1,363 and result from Management’s evaluation of their perspectives of realization in the long term (R$ 1,909 at 12/31/2021). c) Tax liabilities Note 03/31/2022 12/31/2021 Taxes and contribulions on income payable 1,550 2,450 Deferred tax liabilities 24b li 276 280 other 2,844 3,516 Total 4,670 6,246 Current 3,568 5,788 Non-current 1,102 458 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 89

Note 25—Earnings per share a) Basic earnings per share Net incarne attributable to ITAÚ UNIBANCO HOLDING’s shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares. 01/01 to 01/01 to 03/31/2022 03/31/2021 Net income attributable to owners of the parent company 6,651 5,684 Minimum non-cumulative dividends on preferred shares (106) (1 05) Retained ea rnings to be distributed to common equ ity owners in an amount per share (109) (1 09) equal to the minimum dividend payable to preferred equ ity owners Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners: Common 3,258 2,776 Preferred 3,178 2,694 Total net income available to equity owners Common 3,367 2,885 Preferred 3,284 2,799 Weighted average number of outstanding shares Common 4,958,290,359 4,958,290,359 Preferred 4,835,217,789 4,810,249,528 Basic earnings per share—R$ Common 0.68 0. 58 Preferred 0.68 0.58 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 90

b) Diluted earnings per share Calcu lated similarly to the basic earnings per share; however, it includes the conversion of ali preferred shares potentially dilutable in the denominator. 01/01 to 01/01 to 03/31/2022 03/31/2021 Net income available to preferred equity owners 3,284 2,799 Dividends on preferred shares after dilution effects 12 9 Net income available to preferred equity owners considering preferred shares 3,296 2,808 after the dilution effect Net income available to ordinary equity owners 3,367 2,885 Dividend on preferred sha res after dilution effects (12) (9) Net income available to ordinary equity owners considering preferred shares 3,355 2,876 after the dilution effect Adjusted weighted average of shares Common 4,958,290,359 4,958 ,290,359 Preferred 4,873,102,641 4,840 ,038,363 Preferred 4,835,217,789 4,810,249,528 Incremental as per share-based payment plans 37 ,884,852 29 ,788,835 Diluted earnings per share—R$ Common 0.68 0.58 Preferred 0.68 0.58 There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 91

## Note 26 - Post-employment benefits

ITAÚ UNIBANCO HOLDING, through its subsidiaries, sponsors retirement plans for its employees.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

- Defined Benefit Plans (BD): plans which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and its cost is actuarially determined.

- Defined Contribution Plans (CD): are those plans which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid.

- Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date.

Below is a list of benefit plans and their modalities:

| Entity | Benefit Plan | Modality |
|---|---|---|
| Fundação Itaú Unibanco – Previdência Complementar - FIU | Supplementary Retirement Plan | Defined Benefit |
| | Supplementary Retirement Plan – Flexible Premium Annuity | |
| | Franprev Benefit Plan | |
| | 002 Benefit Plan | |
| | Prebeg Benefit Plan | |
| | UBB PREV Defined Benefit Plan | |
| | Benefit Plan II | |
| | Itaulam Basic Plan | |
| | Itaucard Defined Benefit Plan | |
| | Itaú Unibanco Main Retirement Plan | |
| | Itaubanco Defined Contribution Plan | Defined Contribution |
| | Itaubank Retirement Plan | |
| | Redecard Pension Plan | |
| | Unibanco Pension Plan – Intelligent Future | Variable Contribution |
| | Itaulam Supplementary Plan | |
| | Itaucard Variable Contribution Plan | |
| | Itaú Unibanco Supplementary Retirement Plan | |
| FUNBEP – Fundo de Pensão Multipatrocinado | Benefit Plan I | Defined Benefit |
| | Benefit Plan II | Variable Contribution |

Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participants' accounts, according to the respective benefit plan regulations.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 92

### a) Main actuarial assumptions

Actuarial assumptions of demographic and financial nature should reflect the best estimates about the variables that determine the post-employment benefit obligations.

The most relevant demographic assumption comprise of mortality table and the most relevant financial assumptions include: discount rate and inflation.

| | 03/31/2022 | 03/31/2021 |
|---|---|---|
| Mortality table [(1)] | AT-2000 | AT-2000 |
| Discount rate [(2)] | 9.46% p.a. | 7.64% p.a. |
| Inflation [(3)] | 4.00% p.a. | 4.00% p.a. |
| Actuarial method | Projected Unit Credit | Projected Unit Credit |

1) Correspond to those disclosed by SOA (Society of Actuaries), that reflect a 10% increase in the probabilities of survival regarding the respective basic tables.
2) Determined based on market yield relating to National Treasury Notes (NTN-B) and compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
3) Refers to estimated long-term projection.

Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú CorpBanca Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actual assumptions adequate to masses of participants and the economic scenario of each country.

### b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, has an Executive Board, Advisory and Tax Councils.

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

- **Financial risk** – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

- **Inflation risk** - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

- **Demographic risk** - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to its asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 93

When deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan. c) Asset management The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regu lations). Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an aclive market: Fairvalue % Allocation Types 03/31/2022 12/31/2021 03/31/2022 12/31/2021 Fixed income securities 20,723 19,904 94.0% 90.8% Quoted in an active market 19,828 19,508 90 .0% 89.0% Non quoted in an active market 895 396 4.0% 1.8% Variable income securities 754 1,323 3.5% 6.1% Quoted in an active market 744 1,312 3.4% 6. 0% Non quoted in an active market 10 11 0. 1% 0.1% Structured investments 156 150 0.7% 0.7% Non quoted in an active market 156 150 0.7% 0.7% Real estate 352 462 1.6% 2.1% Loans to participants 37 73 0.2% 0.3% Total 22,022 21,912 100.0% 100.0% The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 11 (R$ 11 at 12/31/2021), and real estate rented to group companies, with a fair value of R$ 329 (R$ 374 at 12/31/2021). d) Other post-employment benefits ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plan for a specific mass of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants. Assumptions for discount rate, inflation, mortality table and actuarial method are the same used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a. Particularly in other post-employment benefits, there is medical inflation risk associated to increase in medical costs above expectation. To mitigate this risk, the same financial risks mitigation strategies are used. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 94

e) ITAÚChange UNIBANCO HOLDING in the S.A. net amount recognized in the balance sheet Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total The net amount recognized in the Balance Sheet Moeda is limited Funcional by 1 1the •21 asset ceiling and it is computed Atividade based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions Constituição to Atribu be i do    made à Participaç .ão    dos Acio nistas Controladores Outros Res ultados Abrangentes 31/03/2022    31 /12/2021 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de 03/ C31 o nv /2022 ersão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios    Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% er pos—100,00% Ve nda m Emprego no Exterior “’ Note BD and CV plans CD plans employment Total Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% beoetiti 100,00%    100,00% Saldos Banco em ltaucard 01 /01 /2021 SA    Rea l 97.148 (907) Brasil    2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações com os Acion istas Net asset 374 Actu (302) arial    Asset ceiling Recognized Pension plan Asset ceiling Recognized Liabilities 72 505 Recognized 577    3 liabilities amount fund amount amount Banco Resultado ltau da leasing Entrega de SA Ações l lem    Tesouraria 15 Rea l 374 Brasil    192 Instituição Financeira 100,00% 566 100,00% 566 Amounts at the de beginning Planos de Pagamento of the eeriod Baseado    em Ações 21 ,912 (494 (20,039) ) (3,255) (1 ,382) 447 (2) 445 (494) (779) (1 ,716) Amounts Cia Reconhecimento . ltaú de recognized Capitali zação in incarne    (1+2+3+4) Rea l Brasil 495 (460) Capitalização (74) (39) (4) 100,00% 100,00% (4)    100,00% (443)    100,00% (486) (494)    (Aumento)/ Redução de Participação de Acion istas Controladores 15 505 505 1 Dibens —Cost of Leasi current ng SA servce -Arrendamento    Mercantil Rea l Brasil (8) Arrendamento Mercantil (8) 100,00% 100,00% 100,00% 100,00% (8)    Outros 2—Cost    of past service (1) (1) (426) (426) (1)    Reversão 3 Financeira —Net interest de Dividendos ltaú {l)    CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil 495 (452) Sociedade 166 (74) de    Créd ito (31) 10 50,00% 50,00%10    166 50,00% (17)    50,00% (38 188 )    Divi 4 -dendos Other expenses e Juros sobre !2J o    Capital Próprio Prescritos (14) 73 (14)    73 (14 73 )    Hipercard Banco Múltiplo SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% To Amount tal do Resultado recognized Abrangente in stockholders ‘ equity—other comprehensive incarne (5+6+7} (21) 35 (3) (1.506) 11 1.382 (393) 5.414 4.899 448 5.347 11    5 ltauseg —Effects Seguradora on asset ceiling SA (4) Rea l Brasil Seguros (3) (3) 100,00% 100,00% 100,00% 100,00% (3)    Lucro Líquido Consolidado 5.414 5.414 448 5.862 6—Remeasurements ltaü Outros Corretora Resu ltados de Ab rangentes Va lores    SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00%    (393) 100,00% (515) 100,00%    100,00% (515) Destinaçoes: 7—Exchange    variation (21) 35 14 14 Other ltaú Seguros (8+9+1 O) SA    Rea l Brasil (364) 386 Seguros 22 100,00% 100,00% 100,00% 31 100,00% 53    8 Reserva—Receipt Legal by Destination of Resources 270 (270) 9 ltaú Reservas—Benefits Unibanco Estatutárias paid SA    Rea l Brasil (386) 386 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 31 100,00% 31 1 ltO Di aú vi—dendos Contributions Vida e Previdência and investments SA from sponsor Rea l Brasil 22 Previdência Complementar 22 100,00% 100,00% (439) (439) 100,00%    (87) 100,00% (528) 22    Amounts Luizacred Juros sobre at    o SA the Capital    end Sociedade Pr óp ofr io eeriod    de    Crédito, Financiamento e Investimento Rea l 22,022 Brasil    (20,078) Sociedade (3,332) de    Créd ito (1 ,388) 443 50 ,00% (2) 50,00% (994441)    (99450,00% ) (1,191)    50,00% (2,138) (994)    Saldos Amount em recognized 31 /03/2021 in    Assets 15 18a 97 .148    (533) 2.021 44.953 (1 .034) 49 (1.529) 7.655 (8 .312) 441 140.369 11 .979 152490 .348 Muta Amo Redecard çunt ões reco~n no Pe Instituição rfodo ized in Liabilities de Pagamento    SA Rea l 18b 374 Brasil    (302) 4.219 Adquirente (1.506)    ,1 437) 2 1.382 100,00%    (393) 100,00% 3.776 100,00% p 191)    866 100,00% ,2 4 628) .642    Saldos em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486)12/ 31/20216 .010 (7.213) 144.554 11 .022 155.576 No Exterior Transações com os er pos— Acion istas 449 (335) BD    and CV plans CD plans employment 114 (1.501) Total (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria    1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65%    49,30% 511 Banco ltaú (Su isse) SA Franco Suiço Suíça Instituição Financeira 100,00% 100,00% benefits 100,00%    100,00% Reconhecimento de Planos de Pagamento Baseado em Ações Actuarial (397) Recognized Pension plan Recognized (397) Recognized (397)    (Aumento)/ Redução de Participação de Acion istas Controladores 15 Net assets Asset ceiling Asset ceiling Liabilities (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina liabilities Instituição Financeira amount    fund 100,00% amount 100,00%    100,00% amount 100,00%    Reorganização Societária 2cXIV, 3 (882) (882) (882) Amounts Banco ltaú at Paraguay the beginning SA of    the period Guarani Paraguai 23 ,225 (20,662) Instituição (3,642) Financei ra (1 ,079) 1,454 100,00% (951) 100,00% 503    100,00% (922)    100,00% (1 ,498) Outros (3l 40 40 40 Amounts recognized in income {1+2+3+4) 1,722 (1,575) (278) (131) 41 (68) (27) (66) (224) Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital    Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77    1—Cost of current servce (53) (53) (53) Total do Resultado Abrangente 46 (4) (4.281) (60) 6.743 2.444 289 2.733 2 lt au—Cost Bank, of past Ltd service . Rea l Ilhas Cayman Instituição Financeira 100,00% 100,00% 100,00% 100,00% 3 Lucro—Net Líquido int erest Conso 11 l lidado 1,722 (1,522) (278) (78) 104 (68) 6.743 36 6.743 (66) 289 (108 7.032 )    4 lt Outros au—Other BBA Resu expenses lnternational ltados Ab (rangentes 2l pie    Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00%    (60) 100,00% (4.299) 100,00%    100,00% (4.299)    (63) (63) (63) Destinações Amount ltau BBA recognized    USA Securities in stoc lnc kholders . ‘ equity—other comprehensive income (5+6+7) Dólar Estados (1 ,764) Unidos    Corretora 817 de Títu los 665 e Va lores Mobiliários (282) (725) 100,00% 1,017 100,00% 292    100,00% 81 100,00% 91 5 lt Reserva aü—Effects CorpBanca Legal on asset    ceiling Peso Chileno Ch ile Instituição 350 665 Financeira    665 (484) 55,96% 1,017 56,60% (350) 533    55,96% 56,60% 1,198    6—Remeasurements (1,766) 801 (965) (241) (241) 81 (1,125) Reservas Estatutárias 4.516 (4.516) 1)Changes Todas as in dependências demografic assumptions no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com ex 4 ceção da CorpBanca New York Branch 4 e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. 4 Dividendos (301) (301) 2) Juros Changes Em sobre 0 1/01    in o/ 2022 Capital financial , a Pr moeda óp assump rio func tions ional    das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para 3,708 dólar    devido a mudança no escopo 3,708 de atuação    e ambiente econômico principal no qual (1.954 as) unidades (1 operam .954) . 113 (3, 1.821 954)    3)Experience Empresa in of corporada the plan PJ pe la Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022. (1,766) (2,9 11) (4 ,677) (241) (241) (32) (4,950) Saldos em 31 /03/2022 15 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 7—Exchange variation 2 16 18 18 Muta Other çõe (8+9+1 s no Pe O) rfodo    (1 449 ,271)    (335) 1,381 4.024 46 110 (4) (323) (4.281)    (60) (323) (161) 128 (1 . 513) (1.(85) 674) 1) 8 I -nc Receipt lui participa by ção Destination no Resultado Abrangente of Resources de Inves 141 timentos    em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. (323) (323) (323) 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 9—Benefrts paid (1,381) 1,381 128 128 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , 1O—Contributions and investments from sponsor 110 110 110 As Amount notas expli s at cat ivas the são end parte of in eeriod tegrante das demonstrações contábeis 21 ,912 (20,039) (3,255) (1 ,382) 447 (2) 445 (779) (1 ,716) Amount recognized in Assets 18a 48 445 493 Amount reco~nized in Liabilities 18b ,1 430) ,779) ,2 ,209) 1) Corresponds to the amount calculated on 01/01/2021 based on the initial amount (Net Assets, Actuarial Liabilities and Restriction of Assets), ta ki ng into account the estimated amount of paymnets / receipts of benefits / contributions, multiplied by the discount rate of 9.46% p.a. (on 01 /01 /2020 the rate used was 7.64% p.a.) 2) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans. 3) Correspond to the incarne obtained above / below the expected retum and comprise the contributions made by participants. 4) lncludes the effects ofthe allocation of the surplus from the pension fund of ltaubanco Defined Contribution Plan.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 95

### f) Defined benefit contributions

| | Estimated contributions | Contributions made | |
|---|---|---|---|
| | 2022 | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 |
| Retirement plan - FIU | 34 | 8 | 6 |
| Retirement plan - FUNBEP | 22 | 6 | 1 |
| **Total** | **56** | **14** | **7** |

### g) Maturity profile of defined benefit liabilities

| | Duration [1] | 2022 | 2023 | 2024 | 2025 | 2026 | 2027 to 2031 |
|---|---|---|---|---|---|---|---|
| Pension plan - FIU | 9.80 | 1,050 | 943 | 984 | 1,025 | 1,072 | 5,862 |
| Pension plan - FUNBEP | 9.10 | 594 | 614 | 634 | 652 | 667 | 3,541 |
| Other post-employment benefits | 7.09 | 140 | 157 | 149 | 36 | 37 | 209 |
| **Total** | | **1,784** | **1,714** | **1,767** | **1,713** | **1,776** | **9,612** |

1) Average duration of plan´s actuarial liabilities.

### h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually carried out under the *ceteris paribus* condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

| Main assumptions | BD and CV plans | | | Other post-employment benefits | | |
|---|---|---|---|---|---|---|
| | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [1] | Present value of liability | Income | Stockholders´ equity (Other comprehensive income) [1] |
| **Discount rate** | | | | | | |
| Increase by 0.5% | (835) | - | 308 | (24) | - | 24 |
| Decrease by 0.5% | 905 | - | (420) | 27 | - | (27) |
| **Mortality table** | | | | | | |
| Increase by 5% | (234) | - | 87 | (10) | - | 10 |
| Decrease by 5% | 245 | - | (91) | 11 | - | (11) |
| **Medical inflation** | | | | | | |
| Increase by 1% | - | - | - | 63 | - | (63) |
| Decrease by 1% | - | - | - | (53) | - | 53 |

1) Net of effects of asset ceiling

## Note 27 - Insurance contracts and private pension

ITAÚ UNIBANCO HOLDING, through its subsidiaries, offers to the market insurance and private pension products, with the purpose of assuming risks and restoring the economic balance of the insured's assets. Products are offered through insurance brokers (independent and captive brokers), Itaú Unibanco's electronic channels and branches, in compliance with the regulatory requirements, of the National Council of Private Insurance – CNSP and the Superintendence of Private Insurance - SUSEP.

### a) Insurance

A contract entered into by the parties to protect the customer's assets, upon payment of a premium, by means of replacement or pre-established financial compensation, against damage their property or their person. As backing, ITAÚ UNIBANCO HOLDING insurance companies set up technical reserves, through specialized areas within the conglomerate, with the objective of indemnifying policyholders' losses in the event of claims of insured risks.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 96

The insurance risks sold by ITAÚ UNIBANCO HOLDING’s insurance companies are divided into property and casualty insurance, covering loss, damage or liabilities for assets or persons, and life insurance that includes coverage for death and personal accidents. b) Private pension Designed to ensure the maintenance of the quality of life of participants, as a supplement to the government plans, through long term investments, private pension products are divided into three major groups:    • PGBL – Free Benefit Generating Plan: The main objective of this plan is the accumulation of financial resources, but it can be purchased with additional risk coverage. Recommended for customers that file the full version of the income tax return, because they can deduct contributions paid for tax purposes up to 12% of their annual taxable gross income.    • VGBL—Free Benefit Generating Life Plan: This is insurance structured as a pension plan. Its taxation differs from the PGBL; in this case, the tax basis is the earned income.    • FGB – Benefit Generating Fund: This is a pension plan with minimum income guarantee, and possibility of receiving earnings from asset performance. Although there are plans still in existence, they are no longer sold.    c) Technical provision for insurance and private pensions The technical provisions for insurance and private pensions are recognized according to the technical notes approved by SUSEP and criteria established by current legislation, as follows:    • Provision for unearned premiums (PPNG)—this provision is recognized, based on insurance premiums, to cover amounts payable for future claims and expenses. In the calculation, the term to maturity of risks assumed and issued and risks in effect but not issued (PPNG-RVNE) in the policies or endorsements of contracts in force is taken pro rata on a daily basis.    • Provision for unsettled claims (PSL)—this provision is recognized to cover expected amounts for reported and unpaid claims, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and past-due income, all gross of reinsurance operations and net of coinsurance operations, when applicable. When necessary, it must cover adjustments for IBNER (claims incurred but not sufficiently reported) for the total of claims reported but not yet paid, a total which may change during the process up to final settlement.    • Provision for claims incurred and not reported (IBNR)—this provision is recognized for the coverage of expected amount for settlement of claims incurred but not reported up to the calculation base date, including administrative and judicial claims. It includes amounts related to indemnities, reserve funds and income, all gross of reinsurance operations and net of coinsurance operations.    • Mathematical provisions for benefits to be granted (PMBAC)—recognized for the coverage of commitments assumed to participants or policyholders, based on the provisions of the contract, while the event that gives rise to the benefit and/or indemnity has not occurred.    • Mathematical provisions for benefits granted (PMBC)—recognized for the coverage of commitments to payment of indemnities and/or benefits to participants or insured parties, based on the provisions of the contract, after the event has occurred.    Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 97

• Provision for financial surplus (PEF)—it is recognized to guarantee amounts intended for the distribution of financial surplus, if provided for in the contract. Corresponds to the financial income exceeding the minimum return guaranteed in the product. • Supplemental Coverage Reserve (PCC)—recognized when technical reserves are found to be insufficient, as shown by the Liability Adequacy Test, provided for in the regulations. • Provision for redemptions and other amounts to be regularized (PVR)—this provision is recognized for the coverage of amounts related to redemptions to be regularized, returned premiums or funds, transfers requested but, for any reason, not yet transferred to the recipient insurance company or open private pension entity, and where premiums have been received but not quoted. • Provision for related expenses (PDR)—recognized for the coverage of expected amounts related to expenses on benefits and indemnities, due to events which have occurred or will occur. d) Main information related to Insurance and Private Pension operations I—Indexes Sales ratio % Loss ratio % Main lnsurance Lines 01/01 to 01/01 to 01/01 to 01/01 to 03/31/2022 03/31/2021 03/31/2022 03/31/2021 Group Accident lnsurance 31.0% 32.4% 17.3% 13.0% Individual Accident lnsurance 18.4% 19.0% 28.4% 23.6% Credit Life lnsurance 22.3% 23.4% 19.8% 23.0% Random Events 23.5% 23.2% 28 .5% 35.4% Multiple Peril 43.0% 43.2% 21 .8% 29.6% Mortagage lnsurance in Markel Policies—Credit Life lnsurance 20.2% 20.3% 8.4% 17.8% Group Life 23.9% 23.8% 46 .0% 52.5% Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 98

II—Revenues from insurance premiums and private pension Premiums and contributions Main lines 01/01 to 01/01 to 03/31/2022 03/31/2021 Group Accident lnsurance 237 210 Individual Accident lnsurance 40 43 Disability Savings Pension 64 60 PGBL 494 447 Credit Life lnsurance 334 190 Random Events 54 49 Multiple Peril 150 122 Mortagage lnsurance in Market Policies—Credit Life lnsurance 127 91 Traditional 32 27 VGBL 1,716 1,780 Group Life 335 275 Other lines 196 172 Total 3,779 3,466 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 99

III ITAÚ —UNIBANCO Technical HOLDING Sprovisions .A. balances Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade 03/31/2022 12/31/2021 Constituição Atribu i do à Participação dos Acio nistas Controladores lnsurance Private Pension Outros Res ultadosTotal Abrangentes 31/03/2022 lnsurance 31 /12/20 21 Private31 Pension /03/2022 31 Total /12/2021 Total PL- Total PL- No Uneamed Pais premiums (PPNG) Nota Ações em Reservas de Reserv 3,066 as de Ajuste de Títulos Remensura 11 ções Ajustes 3, 077 de Ganhos e 2,846 Lucros Acio nistas Ac 12 io nistas não Total 2,858 Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Mathematical provísíons for benefrts to be granted (PMBAC) and granted benefrts (PMBC) 19 Ve nda m 212 ,669 Emprego no 212, Exterior 688 ”’ 19 209,196 209,215 Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Ban Redemplíons co em ltaucard 01 /01 /2021 SA and Other Unsettled Amounts (PVR) Rea l 97.148 (907) Brasil 2. 323 40Instituição .20 734 Financei 472 ra 368 (1.531) 388 6.27 100,00% 3 (7.919) 100,00% 19 136.59 100,00% 3358 11 .113 100,00% 147 377 .706 Transações com os Acion istas 374 (302) 72 505 577 Banco Financial Resultado ltau da leasing Ent surplus rega de SA Ações (PEF) l3 lem Tesouraria 15 Rea l 374 Brasil 192 Instituição 2 Financeira677 679 100,00% 566691 100,00% 692 566 Cia Unsettled Reconhecimento . ltaú de Capita claims de Planos lização (PSL) de Pagamento Baseado em Ações Rea l Brasil (494) 548 Capitalização 80 628 100,00% 506 100,00% (494 100,00% ) 79 100,00% 585 (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros Claíms / events íncurred but not reported (IBNR) 364 (1) 27 391 334 (1) 27 361 (1) Reversão Financeira Related de Dividendos Expenses ltaú CBD ou Juros SA (PDR) sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Dividendos e Juros sobre o Capital Próprio Prescritos 28 67 95 29 73 73 65 94 Hipercard Banco Múltiplo SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% 73 To Other tal do Resultado provisions Abrangente 128 (1.506) 665 793 1.382 (393) 129 5.414 4.899665 448 794 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Total Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora 4,175 de Ti tu las e Va (1 lores 506 214,564 ) Mobiliários 218,739 1.382 100,00% (393) 3,883 100,00% 211,093 (515) 100,00% 214,976 100,00% (515) Destinaçoes: ltaú Current Seguros SA Rea l Brasil 3,307 Seguros 561 3,868 100,00% 3,102 100,00% 100,00% 541 100,00% 3,643 Reserva Legal 270 (270) ltaú Reservas Unibanco Estatutárias SA Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Non-current 868 214,003 214,871 781 210,552 211,333 ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) IV Saldos — em Change 31 /03/2021 in technical provisions 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Exterior em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações com os Acion istas 449 03/31/2022 (335) 12/31/2021 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço lnsurance Suíça Private (397) pension Instituição Financei Total ra lnsurance 100,00% Private 100,00% pension (397) 100,00% Total 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R Opening eorganização Soc ietária balance —01/01 2cXIV, 3 3,883 211,093 (882) 214,976 3,303 217,697 (882) 221,000 (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco (+) dendos Additions ltaú e Juros Uruguay sobre oarising Cap SA ital Próprio from Prescritos prem iums / contributions Peso Uruguaio 1,465 Uruguai 2,267 Instituição Financeira 3,732 100,00% 5,106 100,00% 77 9,676 100,00% 77 14,782 100,00% 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 (Lucro -) Defer Líquido Conso ral lid dado ueto elapsed risk (1 ,245) (1 ,245) (4 ,563) 6.743 6.743 289 (4 ,563) 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações (-) Payment of claims / benefits (334) (111) (445) (1 ,598) (373) (1 ,971) ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) lt (+) aü CorpBanca Reported claims Peso Chileno 366 Ch ile Instituição Financeira 366 55,96% 1,534 56,60% 55,96% 1,534 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) (- Em ) Redemptions 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar (4 devido ,039) a mudança no escopo (4 ,039) de atuação e ambiente econômico principal no qual as unidades (16,872) operam . (16 ,872) Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Muta (+/ç-õe ) sNet no Pe rfodo Portability 449 (335) (483 4.024 ) 46 (483) (4) (4.281) (60) (3,417) (161) (1 .513) (3,417) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) (+) Inclu iAdjustment Hedge de Fluxo de Caixa of e de reserves Investimentos Líquid and os no Exterior financial surplus 5 5,843 5,848 14 5,009 5,023 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As (+ notas /-) expli other cativas são (increase parte integrante das /demonst reversa rações contábeis i) 35 (6) 29 83 (627) (544) (+/-) Corporate Reorganization 4 4 Closing balance 4,175 214,564 218,739 3,883 211,093 214,976 Through actuarial models based ma inly on the portfolio historical experience and on macroeconomic projections, ITAÚ UN IBANCO HOLDING establishes the assumptions that influence the assessment of techn ical provisions. The assumptions are reassessed annually by experts of the actuarial and risk area, and are subsequently submitted to lhe executive’s approval. The effects on assumptions are recognized in income for the period in wh ich they occurred. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 100

e) Deferred acquisition costs They are recorded in asseis and charges are shown in lhe table below: 03/31/2022 12/31/2021 Opening Balance—01/01 631 496 lncrease 372 1,298 Amorlization (317) (1,163) Closing Balance 686 631 Balance to be amorlized in up to 12 months 499 464 Balance to be amorlized after 12 months 187 167 f) Table of claims development The amounts shown in lhe tables express lhe position ai 12/31 /2021 , since lhe actuarial calcu lations are made on a half-yearly basis: Provision for unsettled claims {PSL) 585 (-) IBNER 214 (-) Reinsurance 19 (-) Retrocession and other estimates Liability claims presented in the claims development table {a+ b) 352 The amount of obligalions of lhe ITAÚ UNI BANCO HOLDING may change. The firsl pari of lhe lable below shows how lhe final loss eslimale changes lhrough lime. The second pari of lhe lable reconciles lhe amounls pending paymenl and lhe liability disclosed in lhe balance sheet. I—Administratives claims—net of reinsurance Occurrence date 12/31/2017 12/31/2018 12/31/2019 12/31/2020 12/31/2021 Total At the end of reporting period 934 954 1,121 1,231 1,401 After 1 year 977 1,012 1,133 1,237 After 2 years 975 1,015 1,133 After 3 years 973 1,012 After 4 years 969 Current estimate 969 1,012 1,133 1,237 1,401 Accumulated payments through base date 958 999 1,123 1,226 1,300 5,606 Liabilities recognized in the balance sheet 11 13 10 11 101 146 Liabilities in relation to prior periods 54 Total administratives claims 200 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 101

## II - Judicial claims - net of reinsurance

| Occurrence date | 12/31/2017 | 12/31/2018 | 12/31/2019 | 12/31/2020 | 12/31/2021 | Total |
|---|---|---|---|---|---|---|
| At the end of reporting period | 28 | 16 | 20 | 12 | 12 | |
| After 1 year | 40 | 33 | 36 | 23 | | |
| After 2 years | 51 | 47 | 43 | | | |
| After 3 years | 60 | 54 | | | | |
| After 4 years | 64 | | | | | |
| Current estimate | 64 | 54 | 43 | 23 | 12 | |
| Accumulated payments through base date | 55 | 43 | 30 | 10 | 4 | 142 |
| Liabilities recognized in the balance sheet | 9 | 11 | 13 | 13 | 8 | 54 |
| Liabilities in relation to prior periods | | | | | | 98 |
| **Total judicial claims** | | | | | | **152** |

The breakdown of the claims development table into administrative and judicial shows the reallocation of admininstrative claims up to a certain base date and that become judicial claims afterwards, which may give the wrong impression of need for adjusting the provisions in each breakdown.

### g) Liability Adequacy Test

ITAÚ UNIBANCO HOLDING tests for Liability Adequacy semiannually, by comparing the amount recognized for its technical reserves with the current estimate of cash flow of its future obligations. The estimate should include all cash flows related to the business, which is the minimum requirement for carrying out the adequacy test.

The Liability Adequacy Test did not indicate significant insufficiency in 2021.

The assumptions used in the test are periodically reviewed and are based on best practices and an analysis of subsidiaries' experience, thus representing the best estimates for cash flow projections.

### Methodology and test grouping

Specifically for insurance products, cash flows were projected using the method known as the run-off triangle for quarterly frequency periods. For pension products, cash flows for the deferral and concession phases are tested separately.

The risk grouping criteria include groups subject to similar risks that are jointly managed as a single portfolio.

### Demographic tables

Demographic tables are instruments to measure the demographic risk represented by the probability of death, survival or disability of a participant.

For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted according to Scale G life expectancy development, and the Álvaro Vindas table is used to estimate benefit requests for disability.

### Risk-free interest rate

The relevant risk-free forward interest-rate structure (ETTJ) is an indicator of the pure time value of money used to price the set of projected cash flows.

The ETTJ was obtained from the curve of securities deemed to be credit risk free, available in the Brazilian financial market and determined by ITAÚ UNIBANCO HOLDING using its own method, plus a spread, which takes into account the impact of the market result of securities classified as Financial assets at amortized cost in the Guarantee assets portfolio.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 102

Annuity conversion rate The annuity conversion rate represents the expected conversion of balances accumulated by participants in retirement benefits. The decision by participants convert into an annuity is influenced by behavioral, economic and tax factors. Other assumptions Related expenses, cancellations and partial redemptions, future additions and contributions, are among the assumptions that affect the estimate of projected cash flows since they represent expenses and income arising from insurance agreements assumed. Note 28—Fair value of financial instruments The fair value is a measurement based on market. In cases where market prices are not available, fair values are based on estimates using discounted cash flows or other valuation techniques. These techniques are significantly affected by the assumptions adopted, including the discount rate and estimate of future cash flows. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be achieved on immediate settlement of the instrument. To increase consistency and comparability in fair value measurements and the corresponding disclosures, a fair value hierarchy is established that classifies into three levels the information for the valuation techniques used in the fair value measurement. Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis. Level 2: Input that is not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means. Level 3: Inputs are not observable for the asset or liability. Unobservable information is used to measure fair value to the extent that observable information is not available, thus allowing for situations in which there is little, or no market activity for the asset or liability at the measurement date. The methods and assumptions used to estimate the fair value are defined below: • Central Bank deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements—The carrying amounts for these instruments are close to their fair values. • Interbank deposits, Deposits, Interbank and Institutional Market Funds—They are calculated by discounting estimated cash flows at market interest rates. • Securities and Derivatives—Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, it is necessary to adopt present value estimates and other techniques to establish their fair value. In the absence of prices quoted by the Brazilian Association of Financial and Capital Markets Entities (ANBIMA), the fair values of government securities are calculated by discounting estimated cash flows at market interest rates, as well as corporate securities. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 103

• Loans and financial leases—Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans was determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount was considered to be close to their market value. The fair value of loan and lease operations not overdue was calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions was based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor. • Other financial assets / liabilities—Primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets / liabilities without significant associated market, credit or liquidity risks. Financial instruments not included in the Balance Sheet (Note 32) are represented by Standby letters of credit and financial guarantees provided, which amount to R$ 137,118 (R$ 128,683 at 12/31/2021) with an estimated fair value of R$ 204 (R$ 217 at 12/31/2021). a) Financial assets and liabilities measured at fair value The following table presents the financial assets and liabilities measured at fair value on a recurring basis, segregated between leve Is of the fair value hierarchy: 03/31 /2022 12/31 /2021 Levei 1 Levei 2 Levei 3 Baak Value I Levei 1 Levei 2 Levei 3 Baak Value / FairValue FairValue Financial Assets 352,121 106,433 1,884 460 ,438 366,930 102,253 1,563 470,746 Financial assets at fair value thraugh prafit ar lass 275,758 105,381 1,884 383 ,023 262,91 2 100,649 1,563 365,124 lnvestment funds 1,375 27 ,073 28,448 653 19,486 20,139 Brazilian government secu rities 226,000 5 ,557 231,557 215,405 6,350 221 ,755 Govemment securities- other countries 5,639 5 ,639 5,561 5 ,561 Brazilian externai debt bonds 2,069 2,069 3,044 3 ,044 Carparate securities 40,675 72,471 1,884 115,030 38,249 74,656 1,563 114,468 Shares 12,126 5 ,297 76 17,499 14,355 5,002 19 ,357 Rural product note 6 ,382 62 6 ,444 6 ,791 61 6 ,852 Bank deposit certificates 312 312 150 150 Real estate receivables certificates 888 179 1,067 1,009 3 1,012 Debentures 23 ,831 41 ,605 1,541 66,977 18 ,638 45,672 1,478 65 ,788 Eurobonds and others 4,718 7 4,725 5,244 1 8 5 ,253 Financial bills 12,162 19 12,181 10,098 13 10 ,11 1 Promissory and commercial notes 4,374 4,374 4,684 4,684 Other 1,451 1,451 12 1,249 1,261 Other Financial Assets 280 280 157 157 Financial assets at fair value thraugh ather camprehensive incarne 76,363 1,052 77,415 104,01 8 1,604 105,622 Brazilian government secu rities 44,559 951 45,510 68 ,457 1,185 69 ,642 Govemment securities- other countries 27,082 27,082 30 ,194 30 ,194 Carparate securities 4,722 101 4,823 5,367 419 5,786 Shares 594 594 743 743 Bank deposit certificates 56 56 131 131 Debentures 194 15 209 134 217 351 Eurobonds and others 3,934 8 3,942 4,490 8 4,498 Financial credit bills 6 6 6 6 Other 16 16 57 57 Financial liabilities at fair value through profit ar lass 329 329 275 275 Structured notes 88 88 114 114 Other financial liabilities 241 241 161 161 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 104

The following table presents the breakdown of fair value hierarchy leveis for derivative assets and liabilities. 03/31/2022 12/31/2021 Levei 1 Level2 Level3 Total Levei 1 Level2 Level3 Total Asseis 45 72,295 166 72,506 6 68,887 152 69,045 Swap Contracts—adjustment receivable 38,321 133 38,454 37 ,924 90 38,014 Option Contracts 30 13,837 33 13,900 3 21,187 62 21 ,252 Forward Contracts 8,192 8,192 3,111 3,11 1 Credit derivatives 166 166 242 242 NDF—Non Delivera ble Forward 11,436 11 ,436 5,943 5,943 Other derivative financial instruments 15 343 358 3 480 483 Liabilities (7) (64,098) (100) (64,205) (3) (63,076) (1 25) (63,204) Swap Contracts—adjustment payable (30,700) (93) (30,793) (34 ,535) (1 11 ) (34,646) Option Contracts (17,319) (7) (17,326) (2) (22 ,531) (14) (22,547) Forward Contracts (6,019) (6,019) (762) (762) Credit derivatives (120) (120) (198) (198) NDF—Non Deliverable Forward (9 ,736) (9,736) (4 ,896) (4,896) Other derivative financial instruments (7) (204) (211) (1) (154) (155) ln all periods, there were no significant transfer between Levei 1 and Levei 2. Transfers to and from Levei 3 are presented in movements of Levei 3. The methods and assumptions used to measurement the fair value are defined below: Level 1: Securities with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities form other countries, shares, debentures with price published by ANBIMA and other securities traded in an active market. Level 2: Bonds, securities and derivatives that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most of derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other private securities whose credit component effect is not considered relevant, are at this level. Level 3: Bonds, securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other private securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level. All the above methods may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the method used are appropriate and consistent with other market participants. Moreover, the adoption of different methods or assumptions to estimate fair value may result in different fair value estimates at the balance sheet date. Governance of Level 3 recurring fair value measurement The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base. The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 105

Level 3 recurring fair value changes The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to other derivatives indexed to shares. Total gains orlasses (realized / unrealized) Total Gains or Fair value at Transfers in and J Fair value at 12131 /2021 Purchases Settlernents 0313112022 Lasses or out of Levei Recognized in incarne Recognized in other (unrealized) cornprehensive incarne Financial assets at fair value through profit or loss 1,563 18 28 (21) 296 1,884 (553) Corporate securities 1,563 18 28 (21) 296 1,884 (553) Negotiable shares (54) 130 76 (46) Real eslate receivables certificates (8) (2) 184 179 (56) Debentures 1,478 81 (18) 1,541 (413) Rural Product Note 61 2 (1) 62 (36) Eurobonds and other (3) (5) (2) Financial bills 13 19 (1 3) 19 Other Total gains orlasses (realized / unrealized) Total Gains or Fair value at Purchases Settlernents Transfers in and J Fair value at Lasses 12/31 /2021 or out of Levei 03/31 /2022 Recognized in other (unrealized) Recognized in incarne cornprehensive incarne Derivatives—assets 152 89 183 (241) (17) 166 94 Swap Contracts—adj ustment receivable 90 63 15 (27) (8) 133 123 Option Contracts 62 26 168 (21 4) (9) 33 (29) Derivatives—liabilities (125) 108 (99) 15 1 (100) (44) Swap Contracts- adjustment payable (11 1) 37 (22) 3 (93) (52) Option Contracts (14) 71 (77) 15 (2) (7) Total gains orlasses (realized / unrealized) Fair value at Transfers in and / Fair value at Total Gains or Purchases Settlernents or out of Levei Lasses 12/31 /2020 Recognized in other 12/31 /2021 (unrealized) Recognized in incarne comprehensive income Financial assets at fair value through profit or loss 1,966 (505) 1,993 (865) (1 ,028) 1,563 (434) Corporate securities 1,968 (505) 1,993 (865) (1,028) 1,563 (434) Real estale receivables certificates 548 (167) 1,039 (616) (801) Debentures 1,350 (313) 855 (211) (203) 1,478 (432) Rural Product Note 64 (15) 62 (32) (18) 61 Eurobonds and other (9) 23 (6) (2) Financial bills (1) 14 (6) 13 Total gains orlasses (realized / unrealized) Total Gains or Fair value at Purchases Settlernents Transfers in and / Fair value at Lasses 12/31 /2020 or out of Levei 12/31 /2021 Recognized in incarne Recognized in other (unrealized) comprehensive incarne Derivatives—assets 105 46 327 (284) (42) 152 56 Swap Contracts- adjustment receivable 93 26 56 (43) (42) 90 90 Option Contracts 12 20 271 (241) 62 (34) Derivatives—liabilities (110) 72 (233) 148 (2) (125) (24) Swap Contracts—adj ustment payable (109) (30) 22 (2) (111) (46) Option Contracts (1) 64 (203) 126 (14) 22 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 106

### Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Significant unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Significant variations in any of these inputs separately may give rise to substantial changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates or, asset prices, or in scenarios with varying shocks to prices and volatilities for nonlinear assets:

| Sensitivity – Level 3 Operations | | 03/31/2022 | | 12/31/2021 | |
|---|---|---|---|---|---|
| | | Impact | | Impact | |
| Market risk factor groups | Scenarios | Income | Stockholders' equity | Income | Stockholders' equity |
| Interest rates | I | (1.8) | - | (1.5) | - |
| | II | (45.7) | - | (38.2) | - |
| | III | (91.0) | - | (76.4) | - |
| Commodities, Indexes and Shares | I | (3.7) | - | - | - |
| | II | (7.5) | - | - | - |
| Nonlinear | I | (28.8) | - | (56.5) | - |
| | II | (45.9) | - | (93.3) | - |

The following scenarios are used to measure sensitivity:

**Interest rate**

Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

**Commodities, Index and Shares**

Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

**Nonlinear**

**Scenario I:** Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

**Scenario II:** Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 107

b) Financial assets and liabilities not measured at fair value The following table presents lhe financial asseis and liabilities not measured ai fair value on a recurring basis. 03/31/2022 12/31/2021 Book value Fair value Book value Fair value Financial assets 1,384,923 1,385,364 1,375,782 1,376,534 At Amortized Cost 1,384,923 1,385,364 1,375,782 1,376,534 Central Bank compulsory deposits 101,395 101 ,395 104,592 104,592 lnterbank deposits 64 ,315 64 ,520 69,942 70,112 Securities purchased under agreements to resell 170,153 170,153 169,718 169,718 Volunlary investments wilh lhe Central Bank of Brazil 10,000 10,000 5,800 5,800 Securities 170,239 169,524 147,746 147,219 Loan and financial lease 819 ,153 820 ,104 822,590 823,699 Other financial asseis 92 ,332 92 ,332 96,473 96,473 (-) Provision for expected loss (42,664) (42 ,664) (41 ,079) (41,079) Financial liabilities 1,547,368 1,547,512 1,558,307 1,558,838 At Amortized Cost 1,542,075 1,542,219 1,553,107 1,553,638 Deposits 807,043 806,951 850,372 850,277 Securities sold under repurchase agreements 256,642 256,642 252,848 252,848 lnterbank market funds 218 ,775 218,744 177,145 177,181 lnstitutional market funds 123,490 123,757 138,636 139,226 Other financial liabilities 136,125 136,125 134,106 134,106 Provision for Expected Loss 5,293 5,293 5,200 5,200 Loan commitments 4,481 4,481 4,433 4,433 Financial guarantees 812 812 767 767 Note 29—Provisions, contingent assets and contingent liabilities In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows: a) Contingent assets There are no contingent assets recorded. b) Provisions and contingencies ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion. The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations. Civil lawsuits In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages. The lawsuits are classified as follows: Collective lawsuits: Related to claims of a similar nature and with individual amounts that are not considered significant. Provisions are calculated on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the nature of the lawsuit and the characteristics of the court (Small Claims Court or Regular Court). Contingencies and provisions are adjusted to reflect the amounts deposited into court as guarantee for their execution when realized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 108

Individual lawsuits: Related to claims with unusual characteristics or involving significant amounts. The probability of loss is ascertained periodically, based on the amount claimed and the special nature of each case. The probability of loss is estimated according to the peculiarities of the lawsuits. ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits. The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision. In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period. Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to increase the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period. Labor claims Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement, among others. These lawsuits are classified as follows: Collective lawsuits: related to claims considered similar and with individual amounts that are not considered significant. The expected amount of loss is determined and accrued on a monthly basis in accordance with a statistical model which calculates the amount of the claims and it is reassessed taking into account court rulings. Provisions for contingencies are adjusted to reflect the amounts deposited into court as security for execution. Individual lawsuits: related to claims with unusual characteristics or involving significant amounts. These are periodically calculated based on the amounts claimed. The probability of loss is estimated in accordance with the actual and legal characteristics of each lawsuit. Other risks These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 109

I—Civil, labor and other risks provisions Below are the changes in civil , labor and other risks provisions: 0313112022 Note Civil Labor Other Risks Total Opening balance—01101 3,317 8,219 1,558 13,094 (-) Provisions guaranteed by indemnity clause 2dXIV (225) (879) (1,104) Subtotal 3,092 7,340 1,558 11 ,990 Adjustmentf lnterest 23 87 11 4 201 Changes in the period reflected in income 23 170 752 215 1,137 lncrease (1) 273 806 215 1,294 Reversai (103) (54) (157) Payment (236) (428) (1 1) (675) Subtotal 3,113 7,778 1,762 12,653 (+) Provisions guaranteed by indemnity clause 2dXIV 217 882 1,099 Closing balance 3,330 8,660 1,762 13,752 Current 1,183 2,864 436 4,483 Non-current 2,147 5,796 1,326 9,269 1213112021 Note Civil Labor Other Risks Total Opening balance—01 101 3,511 8,015 1,483 13,009 (-) Provisions guaranteed by indemnity clause 2dXIV (216) (950) (1,166) Subtotal 3,295 7,065 1,483 11 ,843 Adjustment I lnterest 23 221 155 376 Changes in the period reflected in income 23 820 2,652 85 3,557 lncrease 1,176 2,888 119 4,183 Reversai (356) (236) (34) (626) Payment (1,244) (2,532) (10) (3,786) Subtotal 3,092 7,340 1,558 11 ,990 (+) Provisions guaranteed by indemnity clause 2d XIV 225 879 1,104 Closing balance 3,317 8,219 1,558 13,094 Current 1,266 2,528 1,558 5,352 Non-current 2,051 5,691 7,742 1) lncludes, in the labor provision, the effects of the Voluntary Severance Program . Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 110

### II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:

| | Note | 03/31/2022 | 12/31/2021 |
|---|---|---|---|
| **Opening balance - 01/01** | | **6,498** | **6,810** |
| (-) Provisions guaranteed by indemnity clause | 2d XIV | (71) | (71) |
| **Subtotal** | | **6,427** | **6,739** |
| Adjustment / Interest (1) | | 84 | 202 |
| **Changes in the period reflected in income** | | **31** | **8** |
| Increase (1) | | 32 | 180 |
| Reversal (1) | | (1) | (172) |
| Payment | | (6) | (523) |
| **Subtotal** | | **6,536** | **6,426** |
| (+) Provisions guaranteed by indemnity clause | 2d XIV | 72 | 72 |
| **Closing balance** | | **6,608** | **6,498** |
| **Current** | | **25** | **10** |
| **Non-current** | | **6,583** | **6,488** |

1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

- INSS – Non-compensatory Amounts – R$ 1,846: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,065.

- PIS and COFINS – Calculation Basis – R$ 647: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 634.

### III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for and they are basically composed of:

**Civil lawsuits and labor claims**

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,017 (R$ 4,903 at 12/31/2021), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 558 (R$ 448 at 12/31/2021).

**Tax and social security obligations**

Tax and social security obligations of possible loss totaled R$ 36,401 (R$ 35,855 at 12/31/2021), and the main cases are described below:

- INSS – Non-compensatory Amounts – R$ 8,271: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 111

- IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,005: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

- ISS – Banking Activities/Provider Establishment – R$ 4,863: the levy and/or payment place of ISS for certain banking revenues are discussed.

- IRPJ and CSLL – Goodwill – Deduction – R$ 3,505: the deductibility of goodwill for future expected profitability on the acquisition of investments.

- IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 1,537: cases in which the liquidity and the certainty of credits offset are discussed.

- PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 2,471: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

- IRPJ and CSLL – Disallowance of Losses – R$ 1,252: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

### c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 875 (R$ 888 at 12/31/2021) (Note 18a), arising basically from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

### d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:

| | | 03/31/2022 | | | | 12/31/2021 |
|---|---|---|---|---|---|---|
| | Note | Civil | Labor | Tax | Total | Total |
| Deposits in guarantee | 18a | 1,792 | 1,963 | 8,963 | **12,718** | **12,264** |
| Investment fund quotas | | 406 | 191 | 74 | **671** | **690** |
| Surety | | 69 | 49 | 4,048 | **4,166** | **4,115** |
| Insurance bond | | 1,638 | 1,398 | 15,187 | **18,223** | **18,771** |
| Guarantee by government securities | | 7 | - | 238 | **245** | **242** |
| **Total** | | **3,912** | **3,601** | **28,510** | **36,023** | **36,082** |

## Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

- **Retail Banking**

  The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 112

• Wholesale Banking It comprises products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations. • Activities with the Market + Corporation Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments. a) Basis of Presentation Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes. These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment. Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below: Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: Credit risk, operating risk, market risk and insurance underwriting risk. Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Banking, Wholesale Banking and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column. • Reclassification and application of managerial criteria The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income. The main reclassifications between the accounting and managerial results are: Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders’ equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated. Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin. Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 113

Other reclassifications: Other Income, Share of Income of Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance. The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows: • Requirements for impairment testing of financial assets are based on the expected loan losses model. • Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit and loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9. • Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9. • Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, where as in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted. • Goodwill generated in a business combination is not amortized, where as in the standards adopted in Brazil, it is amortized. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 114

b) ITAÚConsolidated UNIBANCO HOLDING S.A. Statement of Managerial Result Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade 01/01 to 03/31/2022 Constituição Atribu i do à Participação dos Acio nistas Controladores Activities Outros Res ultados with Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Retail Wholesale ITAÚ Total PL- Total PL- IFRS No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos the Remensura Market ções + Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de t Tesouraria Capital Luc ros Acumulados AdjuS Conments troladores Cont consolidated roladores Pl Banco ltaú BBA SA Rea l Banking Brasil Banking Instituição Disponí Financei vei s para ra Benefícios Pós- Investimentos UNIBANCO 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Corporation Emprego no Exterior “’ Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Ban Operating co em ltaucard 01 /01 /2021 SA revenues Rea l 97.148 (907) Brasil 21 2 ,164 . 323 40Instituição .734 10,683 Financei 4 72 ra (1.5311,188) 6.27 100,00% 3 ( 33 7.919) ,035 100,00% 136 1,928 .59 100,00% 3 11 .113 34,963 100,00% 147.706 Transações com os Acion istas 374 (302) 72 505 577 Banco ltau leasing SA l3l 1 Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado lnterest da Ent rega margin de Ações (em l Tesouraria 15 374 12,685 192 7,198 1,163 21 ,046 566 34 21,080 566 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento Revenues Leasi )/ Redução ng SA de from Pa -rt Arrendamento icipação ba de nking Acion istas Mercantil services Controladores and bank charges 15 Rea l Brasil 6,431 Arrendamento 3,311 Mercantil 30 100,00% 9,772 100,00% 1,391 100,00% 505 11 100,00% ,163 505 Outros (1) (1) (1) Reversão Financeira lncome de Dividendos ltaú from CBD ou Juros SA insura sobre Crédito, o nce Capi Financiamento ta and l Próprio private Declarados e Investimento após pension período anter operations ior before Rea lclaim Brasil 2,048 Sociedade 166 de 174 Créd ito (5) 50,00% 2,217 50,00% (922) 166 50,00% 1,295 50,00% 188 Divi Hipercard dendos and e selling Juros Banco sobre Múltiplo expenses o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro other Líquido Conso revenues lidado 5.414 1,425 5.414 448 1,425 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: Cost of Credit (6,446) (522) (6,968) 752 (6,216) ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Claims Reservas Unibanco Estatutárias SA Rea l Brasil (387) 3Instituição .784 Financeira (2) 100,00% (389) 100,00% (3.784) 100,00% 1 100,00% (388) ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Operating margin 14,331 10,159 1,188 25,678 2,681 28,359 Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos em 31 /03/2021 15 97 .148 (533) (10,257) 2.021 44.953 (4,496) (1 .034 ) (1.529) (36) 7.655 (14,789) (8 .312) (4,437) 140.369 11 .979 (19,226) 152.348 Other operating income / (expenses) Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos NoNon Exterior em -01 interest /01 /2022 expenses (2l 90.729 (528) (8 ,811) 2.247 57.058 (3 ,957) (2.263) (1.486) (40) 6.010 (12 (7.213) ,808) (4144 ,062) .554 11 .022 (16 ,870) 155.576 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Tax expenses for ISS, PIS and COFINS and other (1 ,446) (539) 4 (1 ,981) (540) (2 ,521) Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco Share ltaú Argentina of profit SA or (loss) in associates and joint ventures Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 165 100,00% 100,00% 165 Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco lncome dendos ltaú e Juros Uruguay before sobre o Cap SA income ital Próprio Prescritos tax and social contribution Peso Uruguaio Uruguai 4,074 Instituição 5,663 Financei ra 1,1 52 100,00% 10,889 100,00% 77 (1,756) 100,00% 77 100,00% 9,133 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 lncome Lucro Líquido Conso taxli dado and social contribution (1 ,305) (1 ,771) (103) (3 ,179) 6.743 6. 981 743 289 (2,198) 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações Non ltau BBA -controlling USA Securities interest lnc. in subsidiaries Dólar Estados Unidos (38) Corretora de Títu los (238) e Va lores Mobiliários (73) 100,00% (349) 100,00% 100,00% 65 100,00% (284) Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Net Reservas income Estatutárias 2,731 4.516 3,654 976 7,361 (4.516) (710) 6,651 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15Total . assets 90.729 (·J—(79) 1,0211 ,397 .912 61.082 130,783 (2.217) (300,044) (1.490) 1.729 2,183,310 (7.273) (114,043) 144.393 9.509 2,069,267 153.902 Mutações no Pe rfodo 03/31/2022449 ——————————————————- (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relat Total ivo a Títulosliabilities Dispon íveis para Ven -da. 952,462 110,096 (300,044) 2,029,408 (123,082) 1,906,326 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) ,·i Inc lui lncludes: efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas lnvestments explicativas são parte in integrante associates das demonstrações and contábeis joint ventures 2,037 4,237 6,274 433 6,707 Fixed assets, net 5,251 1,064 6,315 575 6,890 Goodwill and lntangible assets, net 8,200 8,775 16,975 4,186 21,161 1) lncludes interest and similar income and expenses of R$ 6,933, result of financial assets and liabilities at fair value through profit or loss of R$ 1,652 and foreign exchange results and exchange variations in foreign transactions of R$ 12.435. 2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,402). 3) The IFRS Consolidated figures do not represent lhe sum of lhe parties because there are intercompany transactions that were eliminated on ly in lhe consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 115

ITAÚ UNIBANCO HOLDING S.A. Demonstração Co nsolidada das Mutações do Patrimônio Liquido 01/01 to 03/31/2021 (Em milhões de reais) País de Activities with Part icipação % no capital votante Participação % no capital total Moeda Funcional 11•21 Wholesale Atividade ITAÚ IFRS Retail Constitui Banking ção Atribu i do à Participação dos Acio nisthe tas Con Market troladores + Adjustments consolidated (3l Banking Outros Res ultados Abrangentes 31/03/2022 UNIBANCO 31 / 12/2021 31 /03/2022 31 /12/2021 Corporation Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Ban Operating co ltaú BBA revenues SA Rea l Brasil 17,557 Instituição Disponí 8,614 Financei veis para ra Benefícios Pós-3,858 Investimentos 100,00% Perdas—30,029 Hedge 100,00% (1 ,756) 100,00% 28,273 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado margin SA 1 Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos lnterest em 01 /01 /2021 < l 97.148 (907) 9,966 2. 323 40.734 5,3044 72 (1.531 3,364 ) 6.273 ( 18,634 7.919) (1136 ,534) .593 11 .113 17,100 147.706 Banco ltaucard SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Transações Commissions com os Acion istas and Banking Fees 374 5,885 (302) 3,190 491 9,566 237 72 505 9,803 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Cia Reconhecimento lncome . ltaú de Capita de from Planos lização insurance de Pagamento Baseado and em private Ações pension operations before Rea l claim Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento and Leasi )/ selling Redução ng SA de expenses Pa -rt Arrendamento icipação de Ac ion istas Mercantil Controladores 15 Rea l Brasil 1,706 Arrendamento 120 Mercantil 3 100,00% 1,829 100,00% (734) 100,00% 505 100,00% 1,095 505 Outros (1) (1) (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 other revenues 275 275 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To Cost tal do Resultado of Credit Abrangente (4,049) (62) (1.506) 1.382 (4,111) (393) 5.414 2,450 4.899 448 (1 ,661) 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Claims Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil (354) Corretora de Titu las e (2) Va (1 lores 506 ) Mobiliários 1.382 100,00% (393 (356) ) 100,00% (515) 100,00% 100,00% (356) (515) Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Operating Reserva Legal margin 13,154 270 8,550 3,858 25,562 (270) 694 26,256 ltaú Reservas Unibanco Estatutárias SA Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% lt Other Di aú vi dendos Vida e operating Previdência SA income / (expenses) Rea l Brasil (9,562) Previdência (4,350) Complementar (317) 100,00% (14,229) 100,00% (439) (3,489) (439) 100,00% (87) (17,718) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Non-inleresl expenses < 2l (8 ,382) (3 ,927) (141) (12 ,450) (4 ,005) (16,455) Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos Tax em expenses 01 /01 /2022 for ISS, PIS and COFINS and Olher 90.729 (528) (1 ,180) 2.247 57.058 (423) (2.263) (1.486(176) ) 6.010 (1 (7.213) ,779) 144.554 79 11 .022 (1 ,700) 155.576 No Exterior Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Share Corpbanca tado da Ent of rega profrt Colombia de Ações or em SA (loss) Tesouraria in associales and joinl venlures 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 437 51 1 55,65% 49,30% 437 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% R lncome eorganização Soc before ietária income tax and social contribution 2cXIV, 3 3,592 (882) 4,200 3,541 11,333 (2,795) (882) 8,538 (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco lncome dendos ltaú e Juros Uruguay tax sobre and o Cap SA ital social Próprio Prescritos contribution Peso Uruguaio Uruguai (1 ,279) Instituição (1,621) Financei ra (1,489) 100,00% (4 ,389) 100,00% 77 2,071 100,00% 77 (2 100,00% ,318) 77 Total Non ltau do Bank, —Resultado controlling Ltd .Ab rangente interest in subsidiaries Rea l Ilhas Cayman (102) Instituição (126) Financei 46 ra (4) (318) (4.28100,00% 1) (546) (60) 100,00% 6.743 2.444 100,00% 10 289 100,00% (536) 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 lt Net Outros au BBA income Resu lnternational ltados Abrangentes pie Dólar Reino Unido 2,211 Instituição 2,453 Financeira 46 (4) 1,734 (4.281) 100,00% 6,398 (60) 100,00% (714) (4.299) 100,00% 100,00% 5,684 (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias (“l—4.516 (4.516) 1)Dividendos Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem Total moeda assets func ional igual a da cont 1,311,330 roladora, com exceção da 1,013,836 CorpBanca New York Branch 133,123 e ltaú Uni banco S.A. Mi 2,166,019 ami Branch cu ja moeda func (96,813) ional é Dólar . (30 2,069,206 1) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S12/31/2021 .A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 Total .. liabilities 90.729 —(79) 1,252,211 1.912 61.082 945,311 (2.217) (105,190 1.490) 1.729 2,010,442 (7.273) (105,712) 144.393 9.509 1,904,730 153.902 Muta (‘) lncludes: ções no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inc lnveslmenls lui efeitos da adoção da Resolução in associates CMN n9 4.817/ 20 {Nota 2al and , joint ventures 2,008 4,338 6,346 (225) 6,121 As notas Fixed explica tasseis, ivas são parte in tegrante nel das demonstrações contábeis 5,420 997 6,417 546 6,963 Goodwill and lnlangible asseis, nel 8,371 9,557 17,928 3,182 21 ,110 1) lncludes interest and similar income and expenses of R$ 14,640, resu lt of financial asseis and liabilities at fair value through profit or loss of R$ 5,364 and foreign exchange resu lts and exchange variations in foreign transactions of R$ (2,904). 2) Refers to general and administrative expenses including depreciation and amortization expenses of R$ (1,307). 3) The IFRS Consolidated figu res do not represent lhe sum of lhe parties because there are intercompany transactions that were eliminated only in lhe consolidated statements. Segments are assessed by top management, net of income and expenses between related parties. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 116

c) Result of Non-Current Assets and Main Services and Products by Geographic Region 03/31/2022 12/31/2021 Brazil Abroad Total Brazil Abroad Total Non-cu rrent asseis 21 ,919 6,132 28,051 21,390 6,683 28 ,073 01/01 to 03/31/2022 01/01 to 03/31/2021 Brazil Abroad Total Brazil Abroad Total lncome related to interest and similar (1,2l 49 ,813 1,640 51,453 21,854 10,580 32 ,434 lncome from insurance and private pension operations 1,286 9 1,295 1,095 1,095 before claim and selling expenses Commissions and Banking Fees 10,019 1,144 11 ,163 8,608 1,195 9,803 1) lncludes interest and similar income, result of financial assets and liabilities at fair value through profit or loss and foreign exchange results and exchange variations in foreign transactions. 2) ITAÜ UNI BANCO HOLDING does not have customers representing 10% or higher of its revenues. Note 31—Related parties Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions. Transactions between companies and investment funds, included in consolidation (Note 2d I), have been eliminated and do not affect the consolidated statements. The principal unconsolidated related parties are as follows: • Itaú Unibanco Participações S.A. (IUPAR), Companhia E. Johnston de Participações S.A. (shareholder of IUPAR) and ITAÚSA, direct and indirect shareholders of ITAÚ UNIBANCO HOLDING. • The associates, non-financial subsidiaries and joint ventures of ITAÚSA, in particular Dexco S.A., Copagaz –Distribuidora de Gás S.A., Aegea Saneamento e Participaçőes S.A., Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A., Alpargatas S.A. and XP Inc. (Note 3). • Investments in associates and joint ventures, in particular Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and XP Inc. (Note 3). • Pension Plans: Fundaçăo Itaú Unibanco – Previdęncia Complementar and FUNBEP – Fundo de Pensăo Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees. • Associations: Associaçăo Cubo Coworking Itaú – a partner entity of ITAÚ UNIBANCO HOLDING its purpose is to encourage and promote the discussion and development of alternative and innovative technologies, business models and solutions; the produce and disseminate the resulting technical and scientific knowledge; the attract and bring in new information technology talents that may be characterized as startups; and to research, develop and establish ecosystems for entrepreneur and startups. • Foundations and Institutes maintained by donations from ITAÚ UNIBANCO HOLDING and by the proceeds generated by their assets, so that they can accomplish their objectives and to maintain their operational and administrative structure: Fundação Itaú para a Educação e Cultura – promotes education, culture, social assistance, defense and guarantee of rights, and strengthening of civil society. Instituto Unibanco – supports projects focused on social assistance, particularly education, culture, promotion of integration into the labor market, and environmental protection, directly or as a supplement to civil institutions. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 117

**Instituto Unibanco de Cinema** – promotes culture in general and provides access of low-income population to cinematography, videography and similar productions, for which it should maintain movie theaters and movie clubs owned or managed by itself to screen films, videos, video-laser discs owns and other related activities, as well as to screen and disseminate movies in general, especially those produced in Brazil.

**Associação Itaú Viver Mais** – provides social services for the welfare of beneficiaries, on the terms defined in its Internal Regulations, and according to the funds available. These services may include the promotion of cultural, educational, sports, entertainment and healthcare activities.

## a) Transactions with related parties:

| | | ITAÚ UNIBANCO HOLDING | | | |
|---|---|---|---|---|---|
| | | Assets / (Liabilities) | | Revenues / (Expenses) | |
| | Annual rate | 03/31/2022 | 12/31/2021 | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 |
| **Interbank investments** | | **4,000** | **2,301** | **60** | **23** |
| Other | 11.65% | 4,000 | 2,301 | 60 | 23 |
| **Loan operations** | | **575** | **654** | **15** | **4** |
| Dexco S.A. | CDI + 1.45% | 561 | 546 | 15 | 4 |
| Other | CDI + 1.5% / 2.5% to 6% | 14 | 108 | - | - |
| **Securities and derivative financial instruments (assets and liabilities)** | | **5,430** | **5,397** | **210** | **25** |
| Investment funds | | 224 | 183 | 11 | 8 |
| Copagaz – Distribuidora de Gás S.A. | CDI + 1.7% to 2.95% | 1,107 | 1,082 | 31 | 9 |
| Itaúsa S.A. | CDI + 2% to 2.4% | 1,228 | 1,200 | 36 | 8 |
| Águas do Rio 4 SPE S.A. | CDI + 3.5% | 1,508 | 1,574 | 89 | - |
| Aegea Saneamento e Participações S.A. | CDI + 1.5% to 2.9% | 842 | 844 | 27 | - |
| Other | CDI + 3.5% | 521 | 514 | 16 | - |
| **Deposits** | | **-** | **-** | **(2)** | **-** |
| Other | | - | - | (2) | - |
| **Deposits received under securities repurchase agreements** | | **(506)** | **(443)** | **(19)** | **(1)** |
| Alpargatas S.A. | 99% CDI | (18) | (22) | (7) | - |
| Dexco S.A. | 99% to 99.5% CDI | (7) | (15) | - | - |
| Aegea Saneamento e Participações S.A. | 97% to 99% CDI | (16) | (158) | (4) | - |
| Other | 11.4% / 75% to 96% CDI | (465) | (248) | (8) | (1) |
| **Amounts receivable (payable) / Commissions and/or Other General and Administrative expenses** | | **(266)** | **(273)** | **(9)** | **6** |
| Fundação Itaú Unibanco - Previdência Complementar | | (106) | (78) | 8 | 9 |
| Dexco S.A. | | 21 | 14 | - | - |
| Olimpia Promoção e Serviços S.A. | | (5) | (5) | (14) | (11) |
| FUNBEP - Fundo de Pensão Multipatrocinado | | (168) | (158) | (8) | 2 |
| Itaúsa S.A. | | (10) | (10) | 3 | 3 |
| Other | | 2 | (36) | 2 | 3 |
| **Rent** | | **-** | **-** | **(9)** | **(8)** |
| Fundação Itaú Unibanco - Previdência Complementar | | - | - | (8) | (7) |
| FUNBEP - Fundo de Pensão Multipatrocinado | | - | - | (1) | (1) |
| **Sponsorship** | | **8** | **12** | **(4)** | **(2)** |
| Associação Cubo Coworking Itaú | | 8 | 12 | (4) | (2) |

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 101, Liabilities of R$ (6,209) and Results of R$ (52) (R$ 100, R$ (6,136) at 12/31/2021 and R$ (8) from 01/01 to 03/31/2021, respectively).

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 118

b) Compensation and Benefits of Key Management Personnel Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to: 01/01 to 01/01 to 03/31/2022 03/31/2021 Fees (171) (123) Profit sharing (66) (49) Post-employment benefits (3) (6) Share-based payment plan < 1> 5 (33) Total (235) (211) 1) As a resu lt of the reduction of the minority interest in XP lnc. and subseq uent merger of XPart S.A. (Note 3), in October 2021 , there was an increase in the number of ITUB4 shares to be delivered under the variable compensation plans. Payments occured in 2022 are refl ected in Fees. Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively. Note 32—Risk and Capital Management a) Corporate Governance ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation. These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital. The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC. Additionally, ITAÚ UNIBANCO HOLDING has collegiate bodies with capital and risk management responsibilities delegated to them, under the responsibility of CRO (Chief Risk Officer). To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures. b) Risk Management Risk Appetite The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 119

“We are a universal bank, operating mainly in Latin America. Supported by our risk culture, we insist on with strict ethical standards and regulatory compliance, seeking high and increasing returns, with low volatility, through lasting relationships with our customers, accurate risk pricing, widespread funding and proper use of capital.” Based on this statement, five dimensions have been defined, each dimension consists of a set of metrics associated with the main risks involved, combining supplementary measurement methods, to give a comprehensive vision of our exposure. The Board of Directors is responsible for approving guidelines and limits for risk appetite, with the support of CGRC and the CRO (Chief Risk Officer). The limits for risk appetite are monitored regularly and reported to risk committees and to the Board of Directors, which will oversee the preventive measures to be taken to ensure that exposure is aligned with the strategies of ITAÚ UNIBANCO HOLDING. The five dimensions of risk appetite are: • Capitalization: establishes that ITAÚ UNIBANCO HOLDING must have capital sufficient to face any serious recession period or a stress event without the need to adjust its capital structure under unfavorable circumstances. It is monitored by tracking ITAÚ UNIBANCO HOLDING’s capital ratios, both in normal and stress scenarios, and of the ratings of the institution’s debt issues. • Liquidity: establishes that the liquidity of ITAÚ UNIBANCO HOLDING must withstand long periods of stress. It is monitored tracking liquidity indicators. • Composition of results: defines that business will be focused primarily on Latin America, where ITAÚ UNIBANCO HOLDING has a diversified base of customers and products, with low appetite for income volatility or for high risk. This dimension comprises aspects related to business, profitability, market risk and credit risk. By adopting exposure concentration limits, such as industry sectors, counterparty quality, countries and geographical regions and risk factors, these monitored metrics are intended to ensure well-adjusted portfolios, low income volatility and business sustainability. • Operational risk: focuses on the control of operating risk events that may adversely impact business and operating strategy, and involves monitoring the main operational risk events and losses incurred. • Reputation: addresses risks that may impact the institution’s brand value and reputation with customers, employees, regulatory bodies, investors and the general public. The risk monitoring in this dimension is carried out by tracking customer satisfaction or dissatisfaction and media exposure, in addition to monitoring the institution’s conduct. Risk appetite, risk management and guidelines for employees of ITAÚ UNIBANCO HOLDING for routine decision-making purposes are based on: • Sustainability and customer satisfaction: ITAÚ UNIBANCO HOLDING vision is to be the leading bank in sustainable performance and customer satisfaction and, accordingly, we are committed to creating shared value for staff, customers, stockholders and society, ensuring the continuity of the business. ITAÚ UNIBANCO HOLDING is committed to doing business that is good both for the customer and the institution itself. • Risk culture: ITAÚ UNIBANCO HOLDING’s risk culture goes beyond policies, procedures or processes, reinforcing the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 120

• Risk pricing: ITAÚ UNIBANCO HOLDING ’s operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios. • Diversification: ITAÚ UNIBANCO HOLDING has little appetite for volatility in earnings, and it therefore operates with a diverse base of customers, products and business, seeking to diversify risks and giving priority to lower risk business. • Operational excellence: It is the wish of ITAÚ UNIBANCO HOLDING to be an agile bank, with a robust and stable infrastructure enabling us to offer top quality services. • Ethics and respect for regulations: for ITAÚ UNIBANCO HOLDING, ethics is non-negotiable, and it therefore promotes an institutional environment of integrity, encouraging staff to cultivate ethics in relationships and business and to respect the rules, thus caring for the institution’s reputation. ITAÚ UNIBANCO HOLDING has various ways of disseminating risk culture, based on four principles: conscious risk-taking, discussion of the risks the institution faces, the corresponding action taken, and the responsibility of everyone for managing risk. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks. I—Credit risk The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery. There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment. The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, and external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on. For personal customers and small and middle-market companies, credit rating is based on statistical application models (at the early stages of the relationship with a customer) and behavior score (used for customers with which ITAÚ UNIBANCO HOLDING already has a relationship). For large companies, the rating is based on information such as economic and financial condition of the counterparty, their cash-generating capability, the economic group to which they belong, and the current and prospective situation of the economic sector in which they operate, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case by case basis, through an approval-level mechanism. ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 121

I.I—Collateral and policies for mitigating credit risk ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements. For collateral to be considered instruments that mitigate credit risk, they must comply with the requirements and standards that regulate them, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis. ITAÚ UNIBANCO HOLDING also uses credit derivatives, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates. I.II—Policy for Provisioning and Economic Scenarios Both the credit risk and the finance areas are responsible for defining the methods used to measure expected loan losses and for periodically assessing changes in the provision amounts. These areas monitor the trends observed in provisions for expected credit losses by segment, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD). Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each segment, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies. Provisions for expected losses take into account the expected risk linked to contracts with similar characteristics and in anticipation of signs of deterioration, over a loss horizon suitable for the remaining period of the contract to maturity. For contracts of products with no determined termination date, average results of deterioration and default are used to determine the loss horizon. Additionally, information on economic scenarios and public data with internal projections are used to determine and adjust the expected credit loss in line with expected macroeconomic realities. Sensitivity analysis ITAÚ UNIBANCO HOLDING prepares studies on lhe impact oi estimates in lhe calculation oi expected credit loss. The expected loss models use three diflerent scenarios: Optimistic, Base and Pessimistic. ln Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 5% , 45% and 50%, respectively, which are updated soas to rellect lhe new economic conditions. For loan portlolios originated in other countries, lhe scenarios are weighted by diflerent probabilities, considering regional economic aspects and conditions. The table below shows lhe amount oi financial asseis at amortized cost and at lair value through other comprehensive income, expected loss and lhe impacts on lhe calculation oi expected credit loss in lhe adoption oi 100% oi each scenario: 03/31/2022 12/31/2021 Reduction/(lncrease) of Expected Loss Reduction/(lncrease) of Expected Loss Financial Expected Financial Expected 111 121 Pessimistic Base Optimistic 111 121 Pessimistic Base Optimistic Asseis Loss Asseis Loss scenario scenario scenario scenario scenario scenario 1,069,634 (48 ,029) (360) 189 1,684 1,078,891 (46,348) (340) 163 1,788 1) Composed of Loan operations, lease operations and securities. 2) Comprises expected credit loss for Financial Guarantees R$ (812) (R$ (767) at 12/31 /2021) and Loan Commitments R$ (4,481) (R$ (4,433) at 12/31 /2021). I.III—Classification of Stages of Credit Impairment ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit status of portfolio agreements. Rules for changing stages take into account: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 122

• Stage 1 to stage 2: delay or evaluation of absolute and relative probability of default (PD) triggers. For Retail market portfolios, ITAÚ UNIBANCO HOLDING classifies loan agreements which are over 30 days overdue in stage 2, except payroll loans for government agency, for which the figure is 45 days, due to the dynamics of payment for transfer of the product. For the Wholesale business portfolio, information on arrears is taken into account when assessing the counterparty rating. The absolute trigger considers the lower (minimum PD) and upper (maximum PD) limits of ratings assigned internally to products. Transactions with PD lower than the minimum PD remain classified in stage 1, whereas operations in which the PD is higher than the maximum PD migrate to stage 2. The relative PD is analyzed if the current PD is between the minimum and maximum PD limits and it is used to verify the significant increase in credit risk, through the relative PD variation since the initial recognition of the financial instrument. If this relative variation is greater than that defined for each portfolio, the financial instrument migrates to stage 2. • Stage 3: default parameters are used to identify stage 3: 90 days without payment noted, except for the mortgage loan portfolio, which are considered 180 days; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters. Information on days of delay, used on an absolute basis, is one important factor for the classification of stages, and after a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2d IV. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 123

I.IV—Maximum Exposure of Financial Assets to Credit Risk 03/31/2022 12/31/2021 Brazil Abroad Total Brazil Abroad Total Financial Assets 1,377,909 438,563 1,816,472 1,325,332 485,649 1,810,981 At Amortized Cost 965,460 318,068 1,283,528 920,576 350,614 1,271,190 1nterbank deposits 19,116 45,199 64 ,315 17,795 52 ,147 69,942 Securities purchased under agreements to resell 164,596 5,557 170,153 159,974 9,744 169,718 Voluntary investments with the Central Bank of Brazil 10,000 10,000 5,800 5,800 Securities 146,784 23 ,455 170,239 125,875 21 ,871 147,746 Loan and lease operations 580,121 239 ,032 819 ,153 562,646 259,944 822,590 Other financial asseis 80 ,263 12,069 92 ,332 81 ,398 15,075 96,473 (-) Provision for Expected Loss (35 ,420) (7,244) (42,664) (32,912) (8,167) (41 ,079) At FairValue Through Other Comprehensive lncome 24,995 52,420 77,415 44,648 60 ,974 105,622 Securities 24 ,995 52 ,420 77,415 44,648 60 ,974 105,622 At FairValue Through Profit or Loss 387,454 68,075 455,529 360,108 74,061 434,169 Securities 361 ,193 21 ,550 382 ,743 343,339 21 ,628 364,967 Derivatives 25,981 46,525 72 ,506 16,612 52 ,433 69,045 Other financial asseis 280 280 157 157 Financial liabilities—provision for expected loss 4,745 548 5,293 4,543 657 5,200 Loan Commitments 4,228 253 4,481 4,115 318 4,433 Financial Guarantees 517 295 812 428 339 767 Off balance sheet 469,390 65,794 535,184 446,267 73,431 519,698 Financial Guarantees 68,814 18,048 86 ,862 62,548 20 ,362 82,910 Letters of credit to be released 50 ,256 50 ,256 45,773 45,773 Loan commitments 350,320 47,746 398,066 337,946 53,069 391,015 Mortgage loans 11 ,084 11 ,084 10,709 10,709 Overdraft accounts 148,472 148,472 147,878 147,878 Cred il ca rds 186,626 3,579 190,205 176,384 3,840 180,224 Olher pre-approved limits 4,138 44 ,167 48 ,305 2,975 49,229 52,204 Total 1,842,554 503,809 2,346,363 1,767,056 558,423 2,325,479 Amounts shown for credil risk exposure are based on gross book value and do not take into account any collateral received or other added credil improvements. The contractual amounts of financial guarantees and letters of credit cards represent lhe maximum potential of credit risk in lhe event that a counterparty does not meet lhe terms of lhe agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally. As a resull, lhe total contractual amount does not represent our real future exposure to credil risk or lhe liquidity needs arising from such commitments. I.IV.I—By business sector Loans and Financial Lease Operations 03/31/2022% 12/31/2021 % lndustry and commerce 187,783 22 .9% 190,491 23 .1% Services 165,365 20.2% 173,332 21 .1% Other sectors 35,254 4.3% 37 ,652 4.6% Individuais 430 ,751 52 .6% 421 ,115 51 .2% Total 819,153 100.0% 822,590 100.0% Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 124

Other financial assets (1J 03/31/2022% 12/31/2021 % Public sector 585 ,144 61 .7% 580 ,619 62.2% Services 151 ,156 16.0% 150 ,831 16.2% Other sectors 107,269 11 .3% 83 ,521 9.0% Financial 103,802 11 .0% 117,869 12.6% Total 947,371 100.0% 932,840 100.0% 1) lncludes Financial Assets at Fair Value through Profit and Loss , Financial Assets at Fair Value through Other Comprehensive lncome and Financial Assets at Amortized Cost, except for Loan and Lease Operations and Other Financial Assets. The exposure of Off Balance financial instruments (Financial Collaterals and Loan Commitments) is neither categorized nor managed by business sector. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 125

ITAÚ UNIBANCO HOLDING S.A. I.IV.11- By type and classification of credit risk Demonstração Co nsolidada das Mutações do Patrimônio Liquido Loan and lease operations (Em milhões de reais) País de 03/31/2022 Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade Stage 1 Consti Stage tuição 2 Atribu i do à Participação dos Acio nistas Controladores Stage 3 Total Consolidated of 3 Stages Loan Loan Financial Loan Loan Financial Loan OutrosLoan Res ultad os Abrangentes Financial 31/03/2022 31 /12/20 Loan2 1 Loan 31 /03/2022 Financial31 /12/2021 Operations commitments Guarantees Total Operations commitments Guarantees Total Operations commitments Guarantees Total Operations commitments Total PL- Guarantees Total PL- Total No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Individuais 278 ,220 228,560 1,017 507,797 43 ,257 Tesouraria 22,564Capital Luc ros65,821 26,010 671 26,681 Acumulados 347,487 Controlad 251,795 ores Cont roladore 1,017 s 600,299 Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Corpo rate 133 ,111 25, 199 56,802 215,112 1,261 115 1,056 2,432 Ve nda m 4,6 13 Emprego 25 no Exterior 2,548 ”‘7,186 138 ,985 25,339 60 ,406 224,730 Micro/Sma Banco ltaú ll and Consignado medium companies SA 120 ,143 72,423 8,954 201 ,520 Rea l 18 ,367 Brasil 4,704 134 23 Instituição ,205 Financeira 8,715 231 1100,00% 25 9,071 1100,00% 47 ,225 77,358 100,00% 9,213 100,00% 233,796 Saldos Foreign Banco em loans ltaucard 01—/01 La /2021 tin SA Amer ica 164 ,203 42 ,195 15,499 221 ,897 Rea l 97 11,964 .148 (907) Brasil 1,269 2. 323 6 12 4013 Instituição .734 ,845 Financei 9,2 489 72 ra (1.531 110 ) 6.27 115 100,00% 3 9,514 (7.919) 1100,00% 85,456 136 43,574 .59 100,00% 3 11 16.,226 113 100,00% 245 147,256 .706 Transações Total com os Acion istas 695,677 368,377 82,272 1,146,326 74,849 374 28 ,652 (302) 1,802 105,303 48,627 1,037 2,788 52,452 819,153 398,066 72 86,862 505 1,304,081 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% %Resultado da Entrega de Ações em Tesouraria 60.7% 32.1% 7.2% 15 100.0% 71.1% 374 27 .2% 1921 .7% 100.0% 92.7% 2.0% 5.3% 100.0% 62.8% 30 566 .5% 6.7% 100.566 0% Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) 12/31/2021 Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Stage 1 Stage 2 Stage 3 Total Consolidated of 3 Stages Outros (1) (1) (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Loan Declarados e Loan Investimento após período anter Financial ior Total Rea l Loan Loan Brasil Financial Total Sociedade 166 Loan de Créd ito Loan Financial 50,00% Total Loan 50,00% Loan 166 50,00% Financial Total 50,00% 188 Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Operations commitments Guarantees Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To Individuais tal do Resultado Abrangente 270 ,371 220,961 944 492,276 38,168 20,723 58,891 23 (1.,997 506) 686 1.382 24,683 (393) 332 ,536 5.4 14 242 4.899 ,370 448 944 575,850 5.347 Corpo ltauseg rate Seguradora SA 128,519 23,882 52,429 204,830 Rea l 1,600 Brasil 200 535 2,335 Seguros 4,9 15 23 2 ,478 100,00% 7,416 1100,00% 35,034 24,105 100,00% 55,442 100,00% 214,581 Lucro Líquido Consolidado 5.414 5.414 448 5.862 Micro/Sma ltaü Outros Corretora Resu ll and ltados medi de Ab rangentes Va um lores compan SA ies 124 ,555 71 ,158 7,605 203,318 Rea l 16,749 Brasil 4,823 Corretora 130 21 de ,702 Titu las e Va (8,666 1 lores 506) Mobiliários 222 1.382 141 100,00% 9,029 (393) 1100,00% 49 ,970 76,203 (515) 100,00% 7 ,876 100,00% 234(515 ,049 ) Destinaçoes: Foreign ltaú Seguros loans —La SA tin Ameri ca 178 ,719 46,629 17,776 243,124 Rea l 13 ,389 Brasil 1,621 713 15,723 Seguros 12,942 87 159 100,00% 13 ,188 205 100,00% ,050 48,100,00% 337 18 ,648 100,00% 272,035 Total Reserva Legal 702,164 362,630 78,754 1,143,548 69,906 27,367 1,378 98 270 ,651 50,520 1,018 2,778 54,316 822,590 (270) 391 ,015 82,910 1,296,515 % ltaú Reservas Unibanco Estatutárias SA 61.4% 31.7% 6.9% 100.0% Rea l 70.9% Brasil 27.7% 1.4% 100 3Instituição .784 .0% Financeira 93.0% 1.9% 5.1100,00% % 100 .0% 100,00% 63(3 .4% .784) 30100,00% .2% 6.4% 100,00% 100.0% ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) 03/31/2022 12/31/2021 Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Exterior em 01 /01 /2022 Internai rating 90.729 (528) 2.247 Total 57.058 loan (2.263) (1.486) 6.010 (7.213) 144.554 Total 11 .022 loan 155 .576 Transações com os Acion istas Stage 1 Stage 2 449 Stage 3(335) Stage 1 Stage 2 Stage 3 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 operations Instituição Financeira 55 ,65% 49,30% 51 1 55,65% operations 49,30% 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco Low ltaú Argentina SA 658,899 Peso Argentino 46,606 Argentina Instituição 705,505 Financeira 662,839 100,00% 42 ,028 100,00% 100,00% 704,867 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% Medium 36 ,423 18,926 40 55,349 38 ,980 19,239 40 58,219 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total lt High au do Bank, Resultado Ltd .Ab rangente 355Rea l 9,317Il has Cayman Instituição 9,672 Financei 46 ra (4) 345 (4.28100,00% 1) 8,639 (60) 100,00% 6.743 2.444 100,00% 289 100,00% 8,984 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 lt Credit Outros au BBA Resu—lmpaired lnternational ltados Abrangentes pie Dólar Reino Unido 48,627 Instituição 48,627 Financeira 46 (4) (4.281) 100,00% (60) 100,00% 50 (4.,520 299) 100,00% 50 100,00% ,520 (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Total Reserva Legal 695,677 74,849 48,627 350 819,153 702,164 69,906 (350) 50,520 822,590 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) % T odas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO84 possuem .9% moeda funciona 9.l2% igua l a da controladora 5.9% , com exceção da CorpBanca 100.0% New York Branch e 85 ltaú. 4% Uni banco S.A. Miami Branch 8.5% cu ja moeda funcional6 é. Dó 1% lar . 100.0% Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 126

ITAÚ UNIBANCO HOLDING S.A. Demons Other tra çã financial o Co nsolidada assets das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade 03/31/2022 Constituição Atribu i do à Participação dos Acio nistas Controladores Stage 1 Outros Res Stage ultados Abrangentes 2 31/03/2022 31 /12/2021 31 /Stage 03/2022 3 31 /12/2021 Total PL- Total PL- No Pais Fairvalue Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de CostTesouraria Capital Fairvalue Luc ros Cost Fairvalue Acumulados Cost Con troladores ControFairvalue ladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco lnvestment ltaú Consignado funds SA 28,448 Rea l 23,912 Brasil 23,347 Instituição Financeira 4,968 100,00% 4,968 100,00% 133 100,00% 100,00% 133 Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações Government com os Acion securities istas 418,745 421,098 374 (302) 418,745 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado Brazílian da Ent rega government de Ações em Tesouraria 352 ,719 15 354 ,792 374 192 352 ,719 566 566 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) (Aumento)/ Redução de Participação de Acion istas Controladores 15 505 505 Dibens Other Leasi Public ng SA -Arrendamento Mercantil Rea l 36 Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 100,00% Outros (1) (1) (1) Reversão Financeira Abroad de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior 66,026 Rea l 66,270 Brasil 66,026 Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Argentina Resultado Abra ngente 2,621 2,616 2,621 (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Outros Corretora United Resu ltados States de Ab rangentes Va lores SA 6,236 Rea l 6,271 Brasil Corretora 6,236 de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: ltaú Seguros Mexico SA 10,775 Rea l 10,781 Brasil 10,775 Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Reservas Unibanco Spain Estatutárias SA 8,219 Rea l 8,220 Brasil 8,219 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred JurosKorea sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento 8,851 Rea l 8,852 Brasil 8,851 Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard ções Chile no Pe Instituição rfodo de Pagamento SA 21 ,674 Rea l 21 ,788 374 Brasil (302) 21 ,674 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Exterior em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações Paraguay com os Acion istas 3,103 3,053 449 (335) 3,103 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Banco Reconhecimento Uruguay ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações 1,328 Franco Suiço 1,327 Suíça (397) 1,328 Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco Colombia ltaú Argentina SA 3,213 Peso Argentino 3,356 Argentina 3,213 Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% Peru 6 6 6 40 40 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total lt Corporate au do Bank, Resultado Ltd .Ab securities rangente 181,211 Rea l 178,278 Ilhas Cayman 175,330 Instituição Financei 46 ra 3,435 (4) (4.28100,00% 1) 2,882 (60) 100,00% 6.743 5,095 2.444 100,00% 289 100,00% 2,999 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 ltOutros au Rural BBA Resu lnternational product ltados Abrangentes note pie 15,382 Dólar 15,Reino 161 Unido 15,235 Instituição Financeira 46 147 (4) (4.281) 100,00% 122 (60) 100,00% (4.37 299) 100,00% 100,00% (425 .299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Real Legal estale receivables certificates 4,931 4,994 4,931 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) T Bank odas as deposit dependências certificate no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO 388 possuem moeda funcional igual389 a da controladora, com exceção 388 da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa Debentures em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 108,627 /03/2022 15 . 90.729 104,954 (79) 1.912 103,724 61.082 (2.217) 2,391 (1.490) 1.729 1,948 (7.273) 4,835 144.393 9.509 2,955 153.902 Muta Eurobonds ções no Pe rfodo and other 9,113 9,210 449 (335) 9,113 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inc Financial lui efeitos da adoção bills da Resolução CMN n9 4.817/ 20 {Nota 2al , 12,239 12,258 12,239 As notas Promissory explicativas são parte and integrante commercial das demonstrações notes contábeis 10,162 10,151 1O, 162 Other 20 ,369 21 ,161 19,538 897 812 223 19 Total 628,404 623,288 617,422 8,403 7,850 5,228 3,132 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 127

ITAÚ UNIBANCO HOLDING S.A. Demonstração Co nsolidada das Mutações do Patrimônio Liquido 12/31/2021 (Em milhões de reais) País de Stage 1 Stage Part icipa 2 ção % no capital votante Participa Stage ção % 3 no capital total Fairvalue Moeda Funcional 11•21 Atividade Consti Cost tuição Atribu Fairvalue i do à Participaç ão dos Acio nistas Con Cost trola dores Fairvalue Cost Fairvalue Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 lnvestment funds 20,139 4,906 4,914 15,224 15,225 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Government securities 423,085 Tesouraria 426,959 Capital Luc ros 423,085 Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco Brazilian ltaú Consignado government SA 362 Rea,449 l Brasil 365,947 Instituição 362 ,449 Financeira 100,00% 100,00% 100,00% 100,00% Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações Other com Public os Acion istas 374 36 (302) 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Abroad 60,636 60 ,976 60 ,636 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento Argentina Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea 1,335 l Brasil 1,310 Arrendamento 1,335 Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros (1) (1) (1) Reversão Financeira United de Dividendos ltaú States CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea 7,189 l Brasil 7,226 Sociedade 166 7,189 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Mexico Resultado Abrangente 12,413 12,424 12,413 (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Spain Líquido Consolidado 6,131 6,132 6,131 5.414 5.414 448 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: ltaú Kor Seguros ea SA Rea 5,604 l Brasil 5,604 5,604 Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Reservas Chile Unibanco Estatutárias SA Rea 21 ,399 l Brasil 21 ,552 3Instituição .784 21 ,399 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aú vi dendos Vida Paraguay e Previdência SA Rea 1,469 l Brasil 1,526 Previdência 1,469 Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos Uruguay em 31 /03/2021 15 1,25897 .148 (533) 1,256 2.021 44.953 1,258 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard çColombia ões no Pe Instituição rfodo de Pagamento SA Rea 3,830 l 374 Brasil 3,938 (302) 4.219 3,830 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Exterior em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações Peru com os Acion istas 8 449 8 (335) 8 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Banco Corporate Reconhecimento ltaú (Su de securities isse) Planos SA de Pagamento Baseado em Ações Franco 173,163 Suiço Suíça 169,489 (397) Instituição 167,457 Financeira 3,391 100,00% 2,789 100,00% 4,993 (397) 100,00% 100,00% 2,917 (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco Rural ltaú product Argentina note SA Peso Argentino 12,744 Argentina 12,474 Instituição 12,597 Financeira 146 100,00% 121 100,00% 100,00% 38 100,00% 26 Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% Real estale receivables certificates 4,999 5,063 40 4,999 40 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total ltau Bank do Bank, Resultado deposit Ltd .Ab rangente certificate Rea390 l Ilhas Cayman 392 Instituição 390 Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 ltau Debentures BBA lnternational pie 103,659 Dólar Reino 99 Uni,438 do Instituição 98 ,867 Financeira 2,383 100,00% 1,923 100,00% 4,704 100,00% 100,00% 2,869 Outros Resu ltados Abrangentes 46 (4) (4.281) (60) (4.299) (4.299) Destinações ltau Eurobonds BBA USA Securities and other lnc . Dól 10,206 ar Estados 10,236 Unidos Corretora de10,194 Títu los e Va lores Mobiliários 12 100,00% 12 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Financial Estatutárias bills 10,168 10,185 4.516 10,168 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em Promissory 0 1/01 /2022, and a moeda commercial funcional das notes un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA 8,901 Securities lnc. fo i alterada8,874 de reais para dólar devido 8, a mudança 901 no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Other 22,096 22 ,827 21 ,341 850 733 251 22 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Total Inclui participa ção no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títu 616,387 los Dispon ív eis para Venda. 601,354 595,456 18,615 18,014 4,993 2,917 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 128

ITAÚ UNIBANCO HOLDING S.A. Demons Other traçã Financial o Co nsolidada das Assets Mutações do Pa—trim Internai ônio Liquido Classification by Levei of Risk (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade Constituição 03/31/2022 Atribu i do à Participação dos Acio nistas Controladores Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Financial Assets—AtCapital Amortized Social Cost em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Financial assets at fair Financial Assets at fair value Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Banco em ltaucard 01 Internai /01 /2021 SA rating lnterbank deposits and Rea l 97.148 (907) Brasil 2. 323 value 40Instituição .734 through Financei profit 472 ra or (1.531 through ) 6other .27 100,00% 3 comprehensive (7.919) 100,00% 136.59 100,00% 3 Total 11 .113 100,00% 147.706 Transações com os Acion istas 374 (302) 72 505 577 Banco Resultado ltau da leasing Entrega de SA Ações l3 lem Tesouraria securities purchased under 15 Rea l Securities 374 Brasil 192 Instituição loss Financeira (l) income 100,00% 566 100,00% 566 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações agreements to resell Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros (1) (1) (1) Reversão Financeira Low de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior 244,468 Rea l Brasil 164,394 Sociedade 166 de Créd 451,462 ito 50,00% 50,00% 77 ,415 166 50,00% 937 50,00% ,739 188 Divi Hipercard Medium dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil 4,904 Instituição Financeira 3,595 100,00% 100,00% 73 100,00% 73 100,00% 8,499 73 To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% High Lucro Líquido Consolidado 941 192 5.414 5.414 448 1,133 5.862 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: ltaú Total Seguros SA 244,468 Rea l Brasil 170,239 Seguros 455,249 100,00% 100,00% 77,415 100,00% 947,371 100,00% Reserva Legal 270 (270) ltaú % Reservas Unibanco Estatutárias SA 25.7% Rea l Brasil 18.0% 3Instituição .784 Financeira 48 .1% 100,00% 100,00% (3 8 .784) .2% 100,00% 100 100,00% .0% ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred 1) Juros lncludes sobre o SA Capital Deriv Sociedade Próprio al iv es de Crédito, in lhe amounl Financiamento of R $ e Investimento 72,506. Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Exterior em 01 /01 /2022 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações com os Acion istas 449 12/31/2021 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Financial Assets Franco—At Amortized Suiço Cost Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 Financial (882) assets at fair Financial Assets at fair value (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% lnterbank deposits and 40 40 40 Divi Banco dendos ltaú e Juros Internai Uruguay sobre o Cap SA rating ital Próprio Prescritos Peso Uruguaio Uruguai value Instituição through Financei profit ra or through other 100,00% comprehensive 100,00% 77 100,00% 77 Total 100,00% 77 Total ltau do Bank, Resultado Ltd .Ab rangente securities purchased under Rea l Securities Ilhas Cayman Instituição loss Financei (ll 46 ra (4) (4.28100,00% 1) income (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 ltau BBA lnternational pie agreements to resell Dólar Reino Unido Instituição Financeira 100,00% 100,00% 100,00% 100,00% Outros Resu ltados Abrangentes 46 (4) (4.281) (60) (4.299) (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) 924,209 lt Low aü CorpBanca 245 Peso ,442 Chileno Ch ile 142,4 16 Instituição Financeira 430 ,729 55,96% 105,622 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Medium Dividendos 4,399 3,219 (301) 7,618 (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 High 18 931 64 1,013 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Total Inclui participa ção no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto 245,460 relativo a Títulos Dispon íveis para Venda. 147,746 434,012 105,622 932,840 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , % 26.4% 15.8% 46.5% 11.3% 100.0% As notas explicativas são parte integrante das demonstrações contábeis 1) lncludes Derivalives in lhe amounl of R$ 69,045. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 129

ITAÚ I.IV.111 UNIBANCO —Collateral HOLDING S for .A. loan and lease operations Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Moeda Funcional 11•21 Atividade Constituição 03/31/2022 Atribu i do à Pa rticipação dos Acio nistas Controladores 12/31/2021 Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Over-collaterali Ações em zed Reserv assets as de Rese rv Under as de -Ajuste collateralized de Títulos Re mensura assets çõe s Ajustes Over de—collateralized Ganhos e assets Lucros Aci Under o nistas- collateralized Acio nistas não assets Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Rea l Carrying Brasil Carrying Instituição Financeira Carrying 100,00% 100,00% Carrying 100,00% 100,00% Saldos em 01 /01 /2021 97.148 (907) Fair value 2. 323 of 40.734 4 Fair 72 value (1 of .531 ) 6.273 (7.919) Fair value of 136.593 11Fair .113 value 147 of .706 value of the value of the value of the value of the Banco ltaucard SA Rea l Brasil collateral Instituição Financei collateral ra 100,00% collateral 100,00% 100,00% collateral 100,00% Transações com os Acion istas assets 374 (302) assets assets assets 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 566 566 Cia Individuais Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l 123,706 Brasil 300,697 (494) Capitalização 2,422 2,230 100,00% 113,194 282,131 100,00% (494 100,00% ) 1,014 100,00% 907 (494) Dibens (Aumento Personal Leasi )/ Redução ng 1 SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 < l 2,158 10,333 1,402 1,311 2,436 8,338 639 583 Outros (1) (1) (1) Reversão Financeira de Dividendos ltaú 2l CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Vehicles < 29 ,332 70 ,066 1,013 914 26 ,941 68,275 368 318 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal Mortgage do Resultado Ab loans rangente 3 (1.506) 1.382 5.414 4.899 448 5.347 < l 92 ,216 220 ,298 7 5 83 ,817 (393) 205 ,518 7 6 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Lucro Líquido Consolidado 5.414 5.414 448 5.862 Micro, small and medium companies and corporates < 4! 175,090 604,625 32,305 27,394 170,334 634,871 32,436 26,933 ltaü Outros Corretora Resu ltados de Ab rangentes Va lores SA Rea l Brasil Corretora de Titu las e Va (1 lores 506) Mobiliários 1.382 100,00% (393) 100,00% (515) 100,00% 100,00% (515) Destinaçoes: Foreign loans—Latin America 141 154,256 287,123 8,551 3,992 168,968 330,020 9,782 4,152 ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Total Reservas Unibanco Estatutárias SA Rea l 453,052 Brasil 1,192,445 3Instituição .784 43,278 Financeira 33,616 100,00% 452,496 1,247,022 100,00% (3.784) 100,00% 43,232 100,00% 31,992 lt 1) Di aú vi ln dendos Vida general e Previdência requires SA financial collaterals. Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) 2) Vehicles themselves are pledged as collateral, as we ll as asseis leased in lease operations. Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Redecard 3) Properties ções no Pe Instituição rfodo themselv de Pagamento es are pledged SA as collateral. Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No 4) Any Exterior em co 01 llateral /01 /2022 sei forth in lhe cred it policy of ITAÚ UNI BANCO HOLDING (chattel mortgage, 90.729 surety/(528) join t debtor, 2mortgage .247 and 57.05 other) 8 . (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Of (Aumento total )/ Redução loan de and Participação lease de Acion operations, istas Controladores R$ 322,823 (R$ 15 326,862 at 12/31/2021) represented unsecured loans. (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Líquido Consolidado 6.743 6.743 289 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Reserva Legal 350 (350) ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 130

I.IV.IV—Repossessed assets Assets received from the foreclosure of loans, including real estate, are initially recorded at the lower of: (i) the fair value of the asset less the estimated selling expenses, or (ii) the carrying amount of the loan. Further impairment of assets is recorded as a provision, with a corresponding charge to income. The maintenance costs of these assets are expensed as incurred. The policy for sales of these assets includes periodic auctions that are announced to the market in advance, and provides that the assets cannot be held for more than one year, as stipulated by BACEN. Total assets repossessed in the period were R$ 69 (R$ 50 from 01/01 to 03/31/2021), mainly composed of real estate. II—Market risk The possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group. Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products. The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution 4,557, of February 23, 2017, and BACEN Circular 3,354, of June 27, 2007. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term. Market risk management is based on the following metrics: • Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level. • Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios). • Stop loss: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level. • Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market). • Stressed VaR: statistical metric derived from the VaR calculation, with the purpose is of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 131

Management of interest rate risk in the Banking Book (IRRBB) is based on the following metrics: • EVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates. • NII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates. In addition, sensitivity and loss control measures are also analyzed. They include: • Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates. • Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates. • Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time. In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING. The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk. The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them timely to the Treasury desks and other structures foreseen in the governance. ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations. II.I—VaR—Consolidated ITAÚ UNIBANCO HOLDING Is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods. From 01/01 to 03/31/2022, the average total VaR in Historical Simulation was R$ 605 or 0.4% of total stockholders’ equity (R$ 441 from 01/01 to 12/31/2021 or 0.3% of total stockholders’ equity). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 132

| | VaR Total (Historical Simulation) (in millions of reais) [1] | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 03/31/2022 | | | | 12/31/2021 | | | |
| | Average | Minimum | Maximum | Var Total | Average | Minimum | Maximum | Var Total |
| **VaR by Risk Factor Group** | | | | | | | | |
| Interest rates | 1,133 | 981 | 1,249 | 988 | 937 | 425 | 1,411 | 1,257 |
| Currencies | 17 | 9 | 26 | 16 | 18 | 10 | 37 | 13 |
| Shares | 23 | 18 | 36 | 27 | 42 | 17 | 98 | 24 |
| Commodities | 4 | 2 | 6 | 3 | 4 | 1 | 8 | 4 |
| Effect of diversification | - | - | - | (504) | - | - | - | (602) |
| **Total risk** | **605** | **504** | **680** | **530** | **441** | **198** | **707** | **696** |

1) VaR by Risk Factor Group considers information from foreign units.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 133

ITAÚ UNIBANCO HOLDING S.A. 11 .1.1—lnterest rate risk Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) The table below shows lhe accounting position of fina ncial asseis and liabilities exposed to interest País rate de risk, distributed by maturity (remaining contractual terms Participa ). Thçã is o tab % le no is capital not used votante direc tly toParticipa manageçã in oterest % no ra capital te risks, total it is Moeda Funcional 11•21 Atividade mostly used to permrt lhe assessment of mismatching between accounts and products associated th Consti ereto tui and ção to identi Atribu fy possible i do à Participaç risk ão concentra dos Acio nis titas on Con . troladores Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Total PL- Total PL- No Pais Nota Ações em Res 03/31/2022 ervas de Rese rvas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Luc 12/31/2021 ros Aci o nistas Acio nistas não Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ 31 -180 181-365 Over 5 31-180 181-365 Over5 Banco ltaú Consignado SA 0-30 Rea days l days Brasil days 1-5 years Instituição years Financeira Total 0-30 days days 100,00% days 100,00% 1-5 years years 100,00% Total 100,00% Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações Financial com asseis os Acion istas 512,988 307,851 374 196,365 (302) 591 ,704 246,691 1,855,599 463,079 294,051 193,279 642,495 253,300 72 505 1,846,204 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado At amortized da Entrega cosi de Ações em Tesouraria 15 428,430 242,480 374 148,030 192 354,439 149,276 1,322,655 401 ,056 258,580 152,270 345,538 566 148,969 1,306,413 566 Cia Reconhecimento .Compulsory ltaú de Capita de Planos depos lização de Pagamento its in lhe Baseado Centra em l Bank Ações of Brazil Rea 90 ,797 l Brasil (494) Capitalização 90 ,797 92 ,580 100,00% 100,00% (494 100,00% ) 100,00% 92 ,580 (494) Dibens (Aumento 1 nter Leasi )/ ba Redução nk ng deposits SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea 46 ,296 l 8,137 Brasil 3,723 6,025 Arrendamento 127 Mercantil 64 ,308 51,138 100,00% 7,050 5,861100,00% 5,669 100,00% 216 505 100,00% 69 ,934 505 Outros (1) (1) (1) Financeira Securi ti ltaú es purchased CBD SA Crédito, under agreements Financiamento to e rese Investimento ll 154,601 Rea l 15,379 Brasil 2 Sociedade 169 de Créd 170 ito ,151 142,405 26 50,00% ,532 50,00% 403 50,00% 371 169 50,00% ,71 1 Reversão Vo lu dentary Dividendos investments ou Juros sobre with o Capi lhe tal Próprio Central Declarados Bank of após Brazil período anterior 10,000 166 10 ,000 5,800 166 5,800 188 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal Securities do Resultado Ab rangente 2,360 20 ,617 25,392 84 ,896 34 ,981 (1.506168) ,246 4,427 1.382 12,884 (393 27 ) ,858 5.41 69 4 ,965 4.899 30 ,664 448 145 ,798 5.347 ltauseg Loan Seguradora and lease SA operations 124 Rea ,376 l 198 ,347 Brasil 118,913 263 ,518 113,999 Seguros 819,153 104,706 212 100,00% ,114 118,551100,00% 269 ,501 117,718 100,00% 822 100,00% ,590 Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Outros At Corretora fair Resu value ltados de Ab through rangentes Va lores SA other comprehensive incarne Rea 13,052 l 12,978 Brasil 5,268 Corretora 32,638 de Ti 13,479 tu las e Va (1 lores 506) 77,415 Mobiliários 10,420 1.382 100,00% 9,286 (3936,722) 100,00% 63,256 (515) 100,00% 15,938 105,622 100,00% (515) Destinaçoes: At fair value through profit and loss 71 ,506 52,393 43,067 204,627 83,936 455,529 51 ,603 26,185 34,287 233,701 88,393 434,169 ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Secu Legal riti es 60 ,785 36 ,676 28 ,411 184 ,667 270 72 ,204 382 ,743 36 ,111 13,872 28 ,532 (270) 212 ,911 73,541 364 ,967 ltaú Reservas Unibanco Estatutárias SA Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Derivatives 10,721 15,710 14,410 19,933 11,732 72 ,506 15,492 12,292 5,632 20 ,777 14,852 69 ,045 ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Other Financial Asseis 7 246 27 280 21 123 13 157 Financial Luizacred Juros sobre o SA liabili Capital Sociedade Pr tióp es rio de Crédito, Financiamento e Investimento 685,104 Rea l 101 ,745 Brasil 103,735 471 ,776 Sociedade 111 ,358 de Créd 1,473,718 ito 660,751 127 50,2 ,00% 05 107,515 50,00% (994 361 ) ,399 (994 228,857 50,00% ) 1,485,727 50,00% (994) Saldos em 31 /03/2021 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Redecard At amortized Instituição cosi de Pagamento SA 674,129 Rea l 88,545 Brasil 90,442 454,251 101 Adquirente ,817 1,409,184 653,598 110,994 100,00% 99,753100,00% 340,944 216,959 100,00% 1,422,248 100,00% Mutações no Pe rfodo 374 (302) 4.219 (1.506) 2 1.382 (393) 3.776 866 4.642 Saldos Deposits em 01 /01 /2022 388 ,620 90.72941 ,355 (528) 40 ,943 2.247 309 ,640 57.058 26 ,485 (2.263) 807 ,043 (1.486 402 ) ,930 6.010 52 ,259 (7.213) 38 ,563 220 ,822 144.554 135,798 11 .022 850 155 ,372 .576 No Exterior Securities sold under repu rchase agreements 247 ,102 1,658 403 3,797 3,682 256 ,642 239 ,843 2,627 725 5,659 3,994 252 ,848 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 lnterbank market funds 37 ,781 31 ,368 38 ,748 102 ,416 8,462 218 ,775 9,976 46 ,610 41 ,520 69 ,043 9,996 177,145 Banco Reconhecimento lnstitutional ltaú (Su de isse) Planos market SA de Pagamento fu nds Baseado em Ações Franco Suiço 234 13,679 Suíça 9,846 (397)36 ,543 Instituição 63 ,188 Financei 123 ra ,490 439 100,00% 9,045 18,422100,00% 43 ,559 (397) 100,00% 67 ,171 138,636 100,00% (397) (Aumento Premium )/ Redução bonds de Pa plans rticipação de Acion istas Controladores 15 392 485 502 1,855 3,234 410 453 523 1,861 (1.501) 3,247 (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reo At rganização fair value Societária through profit and loss 2cXIV, 3 10,975 13,200 13,293 17,525 (882) 9,541 64,534 7,153 16,211 7,762 20,455 (882) 11 ,898 63,479 (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Derivatives 10,975 13,190 13,055 17,492 9,493 64,205 7,153 16,174 7,625 20 ,404 11 ,848 63,204 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Structured notes 17 23 48 88 16 48 50 114 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Lucro Other Líquido Financial Consolidado Liabilities 10 221 10 241 37 121 6.743 3 6.743 289 7 161 .032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Difference asseis/ liabilities 11> (172,116) 206,106 92,631 119,928 135,332 381 ,881 (197,672) 166,846 85,764 281 ,096 24,443 360,477 Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Cumulati Reserva Legal ve difference (172,116) 33,990 126,621 246,549 350 381 ,881 (197,672) (30,826) 54,938 (350) 336,034 360,477 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Ratio Todas of as cum dependências ulative diffe no exteri rence or do to Itotal TAÚ UN inIterest BANCO -bearing HOLDING asseis CONSOLIDADO possuem(9 moeda .3)% funciona 1l. 8% igua l a da cont 6.8% roladora , com 13 ex .3% ceção da CorpBanca 20 .6% New York Branch e (10 ltaú ..Uni 7)% banco S (1 .A ..7)% Miami Branch 30% cuja moeda 18 func .2% iona l é Dó19 lar.. 5% Dividendos (301) (301) 2) 1) Em The 0 difference 1/01 /2022, arises a moeda from func the ional mismatch das un idades betw ltaú een Un the ibanco maturities S.A. Miam of alli Branch remunerated e ltaú BBA assets USA and Securities liabilities, lnc at . fo the i alterada respective de reais per para iod- end dólar date, devido consi a mudança dering the no contractua escopo de atuação lly agreed e ambiente terms. econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 134

II.I.II—Currency risk The purpose of ITAÚ UNIBANCO HOLDING’s management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods. The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING. II.I.III—Share Price Risk The exposure to share price risk is disclosed in Note 5, related to Financial Assets Through Profit or Loss—Securities, and Note 8, related to Financial Assets at Fair Value Through Other Comprehensive Income—Securities. III—Liquidity risk Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses. Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas. Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING. ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods. Additionally the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management: • Different scenarios projected for changes in liquidity. • Contingency plans for crisis situations. • Reports and charts that describe the risk positions. • Assessment of funding costs and alternative sources of funding. • Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors. III.I—Primary sources of funding ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 37.7% or R$ 392.7 billion, are immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – demand and savings deposits—is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 135

03/31/2022 12/31/2021 Funding from customers 0-30 days Total % 0-30 days Total % Deposits 388,620 807,043 402,930 850,372 Demand deposits 147,815 147,815 14.2% 158,116 158,116 14.8% Savings deposits 183,880 183,880 17.7% 190,601 190,601 17.9% Time deposits 53,750 470,231 45.1% 52 ,563 497,051 46.5% Other 3,175 5,117 0.5% 1,650 4,604 0.4% Funds from acceptances and issuance of securities (1l 3,969 172,058 16.5% 2,310 143,138 13.4% Funds from own issue ‘2> 11 21 Subordinated debl 114 61 ,906 6.0% 75,036 7.0% Total 392 ,703 1,041 ,018100.0% 405,240 1,068,567100.0% 1) lncludes mortgage notes, guaranteed real estale credit bills, ag ribusiness, financial recorded in interbank markets funds and Obligations on lhe issue of debentures, Securities abroad and strutured operations certificates recorded in lnstitutional Markets Funds. 2) Reter to deposits received under securities repu rchase agreements with securities from own issue. III.II—Control over liquidity ITAÚ UNIBANCO HOLDING manages its liquidity reserves based on estimates of funds that will be available for investment, assuming the continuity of business in normal conditions. During the period of 2022, ITAÚ UNIBANCO HOLDING maintained sufficient levels of liquidity in Brazil and abroad. Liquid assets totaled R$ 221.0 billion and accounted for 56.3% of the short term redeemable obligations, 21.2% of total funding, and 15.7% of total assets. The table below shows the ind icators used by ITAÚ UNI BANCO HOLDING in the management of liquidity risk: 03/31/2022 12/31/2021 Liquidity indicators % % Net assets / customers funds within 30 days (1,2> 56 .3% 56.5% 1 3 Net assets / total customers fu nds <—> 21.2% 21.4% Net assets / total financial assets <1Al 15.7% 16.2% 1) Net asseis (present value): Cash, Securities purchased under agreements to resell—Funded pos ition and Government securities—available. Detailed in lhe table Non discounted futu re flows—Financial asseis. 2) Fund ing from customers table (Total fun ding from customers 0-30 days). 3) Fund ing from customers table (Total fun ding from customers). 4) Detailed in the table Non discounted futu re flows—Financial asseis, total present value regards R$ 1,405,604 (R$ 1,411 ,089 ai 12/31 /2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 136

Asse ITAÚ UNIBANCO ts and HOLDING liabilities S.A. according to their rema ining contractual maturities, considering their undiscounted flows , are presented below: Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) País de Participação % no capital votante Participação % no capital total Undiscounted future flows, except for derivatives which are Moeda fa ir va Funcional lue 11•21 03/31/2022 Atividade 12/31/2021 Constituição Atribu i do à Participação dos Acio nistas Controladores Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Over720 Total PL Over—720 Total PL- No Financial Pais assets 11 1 Nota O· Ações 30 em 31 Res erv · 365 as de 366 Rese rv •as 720 de Ajuste de Títulos Remensura Total çõe s Ajustes O· de 30 Ganhos 31 e· 365 Lucr366 os · 720 Acio nistas Acio nistas não Total Total Capital Social em Obrigações de Co nversão de Tesouraria Capital Luc ros days Acumulados Controladores days Cont roladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco Cash ltaú Consignado SA Rea l 42,722 Brasil Instituição Financeira 42,722 44,512 100,00% 100,00% 100,00% 100,00% 44,512 Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações com os Acion istas 374 (302) 72 505 577 lnterbank investments 3 203,640 26,888 4,989 1,699 237,216 195,260 32,238 4,535 1,670 233,703 Banco Resultado ltau da leasing Entrega de SA Ações l lem Tesouraria 15 Rea l 374 Brasil 192 Instituição Financeira 100,00% 566 100,00% 566 Cia Reconhecimento Secur . ltaú de ities Capita de p Planos urli chased zação de Pagamento under Baseado ag r em eements Ações to resell—Collateral held 121 Rea l 30 ,617 Brasil 1,852 (494) Capitalização 163 32 ,632 32100,00% ,435 100,00% (494 100,00% ) 100,00% 32 ,435 (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Outros Secur ities purchased under agreements to resell—Collateral repledge 116,387 13,545 (1) 2 129,934 105,875 19,355 (1) 125,230 (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 lnterbank deposits 141 56 ,636 11,491 4,989 1,534 74 ,650 56,950 12,883 4,535 1,670 76,038 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% 73 100,00% 73 100,00% 73 To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Securities Seguradora SA Rea l 161 ,849 Brasil 48,582 42,267 Seguros 217,020 469,718 158,915 100,00% 30,1 91 100,00% 45,156 100,00% 223,244 457 100,00% ,506 Lucro Líquido Consolidado 5.414 5.414 448 5.862 ltaü Outros Govern Corretora Resu ltados ment de Ab rangentes Va secu lores rities SA —available Rea l 140,656 Brasil 249 Corretora 406 de Ti tu las e5,571 Va (1 lores 506) Mobiliários 146 ,882 145,989 1.382 100,00% (393) 453 100,00% 483 (515) 100,00% 6,737 153,662 100,00% (515) Destinaçoes: ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Governme Legal nt securities—under repurchase comm itments 5,222 29,306 22,586 270 32 ,771 89 ,885 1,337 13,446 (270) 27,132 35,575 77,490 ltaú Reservas Unibanco Estatutárias SA Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% ltDi aú Private vi dendos Vida e Previdência securities SA—avai lable Rea l 14,912 Brasil 15,487 11,316 Previdência Complementar 91,556 133,271 11,247 100,00% 13,349 100,00% (439) 12,062 (439) 100,00% 133,385 (87) 170,043 100,00% (528) Luizacred Juros sobre o SA Capital Sociedade Próprio de Crédito, Financiamento e Investimento Rea l Brasil Sociedade de Créd ito 50 ,00% 50,00% (994) (99450,00% ) 50,00% (994) Saldos Private em 31 sec /03/2021 urities —under repurchase commitments 15 97 .148 1,059 (533) 3,540 2.021 7,959 44.953 87,(1 122 .034 ) 99(1 ,680 .529) 7.655 342 (8 .312) 2,943 5,479 140.369 47 ,54711 .979 56152 ,3.11 348 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos No Derivative Exterior em 01 /01 financial /2022 instruments—Net position 90.729 10,721 (528) 30,120 2.247 8,364 57.058 23,(2 301 .263) 72,506 (1.486) 15,492 6.010 (7.213) 17,924 8,826 144.55426,80311 .022 69155 ,045 .576 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) ltResul aú Swaps Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano 416 Colômbia 449 9,488 62 6,640 Instituição 21 Financeira ,910 38 ,454 1,820 55 ,65% 3,803 49,30% 7, 341 51 1 55,65% 25,050 38 49,30% ,014 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Options 1,943 10,809 427 721 13,900 10,599 9,216 683 754 21 ,252 (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Reo Forwards rganização Soc ietária 2cXIV, 3 6,024 2,165 (882) 3 8,192 1,595 1,513 3 (882) 3 ,111 (882) Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% 40 40 40 Divi Banco Other dendos ltaú e deriva Juros Uruguay sobre tives o Cap SA ital Próprio Prescritos Peso Uruguaio 2,338 Uruguai 7,658 1,294 Instituição Financei 670 ra 11,960 1,478 100,00% 3,392 100,00% 77 799 100,00% 77 999 100,00% 6,668 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Loan Lucro Líquido and Conso lease lidado operations 131 96,352 272,749 135,818 310,991 815,910 77,663 282,913 6.135,840 743 6.743 315,004 289 81 1,420 7.032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Other Reserva Legal financial assets 245 350 6 28 280 144 (350) 5 8 157 ltaü CorpBanca Peso Chileno Ch ile Instituição Financeira 55,96% 56,60% 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 1) Total Todas financial as dependências assets no exteri or do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funciona515,285 l igual a da control 378,584 adora, com ex 191 ceção ,444 da CorpBanca 553,039 New York 1,638,352 Branch e ltaú Uni banco 491 ,842 S.A. Mi ami 363,410 Branch cuja moeda 194,362 funciona l é Dó 566,729 lar. 1,616,343 Dividendos (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. 1) Juros The sobre asseis o Capital portfo Próprioli o does not take into consideration lhe balance of compulsory deposits in Central Bank, amounting to R$ 101 ,395 (R$ 104,592 ai 12/31 /2021), which release of funds (1.954 is) linked (1 to.954) lhe maturi ty of lhe li abi (1.954 lity) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 portfolios. The amounts of PGBL and VGBL are not considered in lhe asseis portfolio because they are covered in Note 26. Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 2) Net of R$ 4,792 (R$ 9,266 ai 12/31 /2021) which securities are linked to guarantee transactions at 83 S.A.—Brasil, Bolsa, Balcão and lhe BACEN. 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 3) 2) I nclu Net i Hedge of payment de Fluxo de Ca to ixa e merchants de Investimentos of Líq uid R$ os 93 no Exterior ,312 (R$ 92,011 ai 12/31 /2021) and lhe amount of liabilities from transactions related to ered il assignments R$ 886 (R$ 1,004 ai 12/31 /2021). 3) 4) Inc llnc ui efe ludes itos da ad R oção $ da 29 Resolução ,902 CMN (R$ n9 40 4.817/ ,221 20 {Nota at 2al 12 , /31 /2021) related to Compulsory Deposits with Central Ban ks of other countries. As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 137

ITAÚ UNIBANCO HOLDING S.A. Undiscounted Demonstração Co ns future olidada flows, das Mut except ações do for Pa trim derivatives ônio Liquido which are fair value 03/3 1/2022 12/31 /2021 (Em milhões de reais) Financial liabilities 0-30 31—365 País de366 -720 Over720 Total 0- Pa 30 rt icipação % 31 no -365 capital votante 366- 720 Participa Over çã 720 o % no capital Total total Moeda Funcional 11•21 Atividade Constituição Atribu i do à P days articipaç ão dos Acio nistas Controladores days Outros Res ultados Abrangentes 31/03/2022 31 /12/2021 31 /03/2022 31 /12/2021 Deposits 393,286 81 ,505 88,215 334,182 897,188 397 ,416 96 ,669 95 ,397 Total PL- 350,792 Total PL —940 ,274 No Pais Nota Ações em Reservas de Reservas de Ajuste de Títulos Remensurações Ajustes de Ganhos e Lucros Acio nistas Acio nistas não Total Demand deposits Capital 147,815 Social em 147,815 Obrigações de Co n 158, vers11 ão 6 de 158,11 6 Tesouraria Capital Luc ros Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Savings deposits 183,880 Ve nda m 183,880 Emprego no 190, Exterior 601 “’ 190 ,601 Banco Time deposn ltaú Consignado SA Rea 58 l ,584 79,569 Brasil 87,998 Instituição 334,182 Financeira 560,333 46 ,938 100,00% 94 ,040 100,00% 95,149 100,00% 350 ,791 100,00% 586 ,918 Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Transações 1nterbank com depos os Acion its istas 1,804 1,936 374 (302)217 3,957 933 2,629 248 72 505 3,811 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado Other deposns da Entrega de Ações em Tesouraria 15 1,203 374 192 1,203 828 566 828 566 Cia Reconhecimento . ltaú de Capita de Planos lização de Pagamento Baseado em Ações Rea l Brasil (494) Capitalização 100,00% 100,00% (494 100,00% ) 100,00% (494) Compulsory Dibens (Aumento Leasi )/ Redução deposits ng SA de Pa —rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea (44,445) l (10 ,602) Brasil (11,181) Arrendamento (35,167) Mercantil (101,395) (44,124) 100,00% (12 ,461) 100,00% (11 ,797) 100,00% (36 ,210) 505 (104,592) 100,00% 505 Outros Demand deposits (10,598) (1) (10,598) (12 ,012) (1) (12 ,012) (1) Reversão Financeira de Dividendos ltaú CBD ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior Rea l Brasil Sociedade 166 de Créd ito 50,00% 50,00% 166 50,00% 50,00% 188 Divi Savings dendos e deposns Juros sobre o Capital Próprio Prescritos (26 ,028) (26,028) (25 ,807) 73 73 (25,807) 73 Hipercard Time deposn Banco Múltiplo SA Rea (7l ,819) (10 ,602) Brasil (11 ,181) Instituição (35,167) Financeira (6 4,769) (6 ,305) 100,00% (12 ,461 ) 100,00% (11 ,797) 100,00% (36 ,210 ) 100,00% (66 ,773) To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Seguradora SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Securities Lucro Líquido Conso under lidado repurchase agreements 11 5.414 5.414 448 5.862 Outros Resu ltados sold Abrangentes ) 267,681 6,919 7,750 4,078 (1 506) 286,428 265 ,184 1.382 (393 5,615 ) 7,020 (515) 5,943 283,762 (515) ltaü Corretora de Va lores SA Rea l Brasil Corretora de Titu las e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Destinaçoes: ltaú Government Seguros SA securities Rea 207,332 l 753 Brasil 2,914 4,061 Seguros 215,060 191 ,281 100,00% 1,261 100,00%3,885 100,00% 5,687 100,00% 202, 11 4 Reserva Private Legal securities 25 ,371 3,487 2,772 270 17 31,647 26 ,141 3,621 (270) 2,775 18 32 ,555 ltaú Reservas Unibanco Estatutárias SA Rea l Brasil 3Instituição .784 Financeira 100,00% 100,00% (3.784) 100,00% 100,00% Foreign 34 ,978 2,679 2,064 39 ,721 47 ,762 733 360 238 49 ,093 ltDi aú vi dendos Vida e Previdência SA Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Funds Luizacred Juros sobre from o SA Capital acceptances Sociedade Próprio and de Crédito, issuance Financiamento of securities { .e tJ Investimento Rea l5,000 37,753 Brasil 32,685 Sociedade 113,061 de Créd ito 188,499 2,986 50 ,00% 35,346 50,00% (99430,927) (99450,00% ) 83 ,967 153 50,00% ,226 (994) Saldos em 31 /03/2021 3 15 97 .148 (533) 2.021 44.953 (1 .034) (1.529) 7.655 (8 .312) 140.369 11 .979 152.348 Muta Loans Redecard ções and no Pe Instituição onlending rfodo de obligations Pagamento l ) SA Rea 36 l ,81 5 57,279 374 Brasil (310,053 02) 4.219 10,329 Adquirente (1.506) 114,476 2 9,875 1.382 100,00% 71,278 (393) 100,00%9,491 3.776 100,00% 12,868 866 100,00% 103,512 4.642 Saldos No Exterior em 01 /01 /2022 4 90.729 (528) 2.247 57.058 (2.263) (1.486) 6.010 (7.213) 144.554 11 .022 155.576 Subordinated debt 11 501 23,725 12,694 36,506 73,426 55 27 ,857 16,282 48,969 93 ,163 Transações com os Acion istas 449 (335) 114 (1.501) (1.387) Derivative ltResul aú Corpbanca tado da financial Entrega Colombia de Ações instruments em SA Tesouraria —Net position 1 Peso 5 Colombiano 10,975 26,245 Colômbia 449 62 6, 961 Instituição 20,024 Financeira 64,205 7,153 55 ,65% 23 ,799 49,30%8,596 51 1 55,65% 23,656 49,30% 63 ,204 511 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Swaps 212 6,745 5,318 18,518 30,793 1,562 3,970 6,944 22 ,170 34 ,646 (Aumento)/ Redução de Participação de Acion istas Controladores 15 (1.501) (1.501) Banco ltaú Argentina SA Peso Argentino Argentina Instituição Financeira 100,00% 100,00% 100,00% 100,00% Option 3,057 12,766 731 772 17,326 4,086 16,896 786 779 22 ,547 Reorganização Societária 2cXIV, 3 (882) (882) (882) Outros Banco Forwa (3l ltaú rd Paraguay SA Guarani Paraguai 4 Instituição Financeira 762 100,00% 100,00% 100,00% 100,00% 762 6,015 40 6,019 40 40 Divi Banco Oth dendos er ltaú derivatives e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio 1,691 6,730 Uruguai 912 Instituição 734 Financei ra 10,067 743 100,00% 2,933 100,00% 77 866 100,00% 77 707 100,00% 5,249 77 Total ltau do Bank, Resultado Ltd .Ab rangente Rea l Ilhas Cayman Instituição Financei 46 ra (4) (4.28100,00% 1) (60) 100,00% 6.743 2.444 100,00% 289 100,00% 2.733 Other Lucro Líquido financial Conso liabilities lidado 220 10 10 241 158 6.743 6.743 3 289 7161 .032 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Total Destinações financial liabilities 669,814 223,044 147,187 483,023 1,523,068 638 ,545 248 ,261 155,916 489,988 1,532,710 ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% 1)Reserva lncludes Legal own and third parties’ portfolios. 350 (350) 2) ltaü lncludes CorpBanca mortgage notes, Guaranteed real estate notes, agri business, financial recorded in interbank Peso Chileno market funds and Obligations Ch on ile issue of debentures, Secu Instituição rities abroad Financeira and Structured Transactions certificates 55,96% recorded in institu tional56,60% markets funds. 55,96% 56,60% Reservas Estatutárias 4.516 (4.516) 3) 1) Recorded Todas as in dependências funds from interbank no exteri markets or do I.TAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. Dividendos (301) (301) 4) 2) Recorded Em 0 1/01 /in 2022 fund, s a from moeda institutional funcional markets das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 ..513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , 03/31/2022 12/31/2021 As Off notas balance explicativas são comm parte integrante itments das demonst rações contábeis Note 0-30 31—365 366-720 Over 720 Total 0-30 31-365 366-720 Over720 Total days days Financial Guarantees 6,735 24,268 9,684 46,175 86,862 3, 742 28,530 11 ,046 39,592 82,910 Commitments to be released 158,043 28,260 19,026 192,737 398,066 151 ,235 35,605 18,541 185,634 391,015 Letters of credit to be released 50,256 50,256 45,773 45,773 Contractual commitments—Fixed and lntangible asseis 13 and 14 3 3 3 3 Total 215 ,034 52,531 28,710 238,912 535,187 200,750 64,138 29 ,587 225,226 519,701 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 138

IV—Emerging Risks They are those with a potentially material impact on the business in the medium and long terms, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as technological alternatives in replacement of traditional banking services and the demographic transition of clients in contrast to technological innovations. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING. The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too. V—Social and Environmental Risk and Climate Risk Social and Environmental risk is the possibility of losses due to exposure to social and/or environmental events related to the activities developed by the ITAÚ UNIBANCO HOLDING. Social and environmental factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term. The Policy on Sustainability and Social and Environmental Responsibility (PRSA) establishes the guidelines, strategies and underlying principles for social and environmental risk management, based on institutional issues and addressing, through specific procedures, the most significant risks for the Institution’s operation. Actions to mitigate the Social and Environmental Risk are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and record of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of this risk at ITAÚ UNIBANCO HOLDING. In the management of social and environmental risk, business areas manage the risk in its daily activities, following the PRSA guidelines, specific processes, with the support of specialized assessment from dedicated technical teams located in Corporate Compliance, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social and Environmental Risk related to the conglomerate’s activities. As an example of the specific guidelines to manage this risk, business units count on the governance for approval of new products and services, which contemplates, in its assessments, the Social and Environmental Risk, ensuring the compliance with this requirement in new products approved by the Institution, as well as specific social and environmental procedures for the Institution’s operation (stockholders’ equity, branch infrastructure and technology), suppliers, credit, investments and key controls. Credit Risk and Modeling, Internal Controls and Compliance areas, in turn, support and ensure the governance of the business areas’ activities. The Internal Audit, acts on an independent manner, assessing risk management, controls and governance. Governance also counts on the Social and Environmental Risk Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, and services, among others involving the Social and Environmental Risk, including Climate Risk. Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks. Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to its implementation of its recommendations. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 139

ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change for ITAÚ UNIBANCO HOLDING are: energy, transport, materials and construction, agriculture, food and forestry products. c) Capital Management Governance ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans. The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS). I—Composition and Capital Adequacy The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING. The result of the last ICAAP, which comprises stress tests – which was dated December 2021 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position. In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity, Tier I Capital and Basel ratios. 03/31/2022 12/31/2021 Available capital (amounts) Common Equity Tier 1 129 ,053 130 ,716 Tier 1 145,402 149 ,912 Total capital (PR) 162,203 169 ,797 Risk-weighted assets (amounts) Total risk-weighted asseis (RWA) 1,164,324 1,153,841 Risk-based capital ratios as a percentage of RWA Common Equity Tier 1 ratio (%) 11.1% 11 .3% Tier 1 ralio (%) 12.5% 13.0% Total capital ralio (%) 13.9% 14.7% Additional CET1 buffer requirements as a percentage of RWA Capital conservalion buffer requirement (%) < 1l 2.00% 2.00% Countercyclical buffer requirement (%) Bank G-SIB and/or D-S IB add itional requ iremenls (%) 1.0% 1.0% Total of ba nk CET1 specific buffer requirements (%) 3.00% 3 .00% 1) For purposes of calculating lhe Conservation capi tal buffer, BACEN Resolution 4,783 establishes, fo r defined periods, percentages to be applied to l he RWA value with a gradual increase until April/22, when it reaches 2.5%. As of 03/31/2022 the amount of perpetual subordinated debt that makes up Tier I capital is R$ 15,926 (R$ 18,167 as of 12/31/2021) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 16,707 (R$ 19,469 as of 12/31/2021). Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 140

The Basel Ratio reached 13.9% on 03/31/2022, a decrease of 0.8 percentage points as compared to 12/31/2021 due to extraordinary events (mainly acquisition of Itaú CorpBanca Colombia S.A. and Voluntary Severance Program) and reduction in the debt balance that make up Tier I and II capital. Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Referential Equity of R$ 69,057 (R$ 77,490 at 12/31/2021), well above the ACP of R$ 34,930 (R$ 34,615 at 12/31/2021), generously covered by available capital. The fixed assets ratio shows the commitment percentage of adjusted Referential Equity with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted PR, established by BACEN. At 03/31/2022, fixed assets ratio reached 17.3% (16.9% at 12/31/2021), showing a surplus of R$ 53,056 (R$ 56,280 at 12/31/2021). II—Risk-Weighted Assets (RWA) For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures: RWA = RWACPAD + RWAMINT+ RWAOPAD • RWACPAD = portion related to exposures to credit risk, calculated using the standardized approach. • RWAMINT = portion related to capital required for market risk, composed of the maximum between the internal model and 80% of the standardized model, regulated by BACEN Circular No. 3,646 and No. 3,674. • RWAOPAD= portion related to capital required for operational risk, calculated based on the standardized approach. RWA 03/31/2022 12/31/2021 Credit Risk—standardized approach 1,045,152 1,044,344 Credit risk (excluding counterparty credit risk) 924 ,394 922 ,824 Counterparty credit risk (CCR) 44 ,278 42 ,898 Of which: standardized approach fo r counterparty credit risk (SA-CCR) 29 ,142 27 ,616 Ofwhich: otherCCR 15,136 15,282 Credit valuation adjustment (CVA) 7,964 8,102 Equity investments in funds—look-through approach 4,931 5,001 Equity investments in funds—mandate-based approach 249 95 Equity investments in funds—fall-back approach 1,886 824 Securitisation exposures—standardized approach 2,892 2,195 Amounts below the thresholds for deduction 58 ,558 62 ,405 Market Risk 25,773 22,985 Of which standardized approach (RWAMPAD) 32 ,216 28,731 Ofwhich: internai models approach (RWAMINT) 19,013 14,751 Operational Risk 93,399 86,512 Total 1,164,324 1,153,841 III—Recovery Plan In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 141

IV—Stress testing The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation. For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557. In this process, the main potential risks to the economy are assessed based on the judgment of the bank’s team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area. Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used. ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived. The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities. This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics. V—Leverage Ratio The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation. d) Management Risks of insurance and private pension I—Management Structure, roles and responsibilities In line with good domestic and international practices, ITAÚ UNIBANCO HOLDING has a risk management structure that ensures that the risks arising from insurance and pension plans products are properly monitored and reported to the appropriate bodies. The management process of insurance and pension plans risks is independent and focuses on the specific nature of each risk. ITAÚ UNIBANCO HOLDING has committees to define the management of funds from the technical reserves for insurance and private pensions, to issue guidelines for managing these funds with the objective of achieving long term returns, and to define valuation models, risk limits and strategies on allocation of funds to specific financial assets. The members of these committees are not only executives and those directly responsible for the business management process, but also heads and coordinators of commercial and financial areas. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 142

## II - Risks of Insurance and Private Pensions

ITAÚ UNIBANCO HOLDING offers its products to customers through a bancassurance structure or direct distribution. Life, personal accident, loan and multiple peril insurance products are mainly distributed by a bancassurance operation.

Life insurance and pension plans are, in general, medium or long-term products and the main risks involved in the business may be classified as demographic, financial and behavioral.

- Demographic risk relates to: i) a greater than expected increase in life expectancies for products with survivorship coverage (mostly pension plans); and ii) a greater than expected decrease in mortality rates for products with life coverage (mostly life insurance).

- Financial risk: is inherent in the underwriting risk of products that offer a contractual financial guarantee, this risk being considered insurance risk.

- Behavioral risk relates to a greater than expected increase in the rates of conversion into annuity income, resulting in increased payments of retirement benefits.

Estimated actuarial assumptions are based on the past experience of ITAÚ UNIBANCO HOLDING, on market benchmarks and on the experience of the actuaries.

### II.I - Effect of changes on actuarial assumptions

To measure the effects of changes in the key actuarial assumptions, sensitivity tests were conducted in the amounts of current estimates of future liability cash flows. The sensitivity analysis, conducted semiannually, considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders' equity at the balance sheet date. This type of analysis is usually conducted under the *ceteris paribus* condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

| Sensitivity Test | Impact in Income and Stockholders' Equity (1) | | | |
|---|---|---|---|---|
| | 03/31/2022 | | 12/31/2021 | |
| | Private Pension | Insurance | Private Pension | Insurance |
| **Mortality Rates** | | | | |
| 5% increase | 45 | (2) | 45 | (2) |
| 5% decrease | (48) | 2 | (48) | 2 |
| **Risk-free Interest Rates** | | | | |
| 0.1% increase | 102 | 10 | 102 | 10 |
| 0.1% decrease | (104) | (10) | (104) | (10) |
| **Conversion in Income Rates** | | | | |
| 5% increase | (11) | - | (11) | - |
| 5% decrease | 11 | - | 11 | - |
| **Claims** | | | | |
| 5% increase | - | (58) | - | (58) |
| 5% decrease | - | 58 | - | 58 |

1) Amounts net of tax effects.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 143

li.li—Risk concentration For ITAÚ UNI BANCO HOLDING, there is no product concentration in relation to insurance premiums, reducing l he risk of product concentration and distribution channels. 01/01 to 03/31/2022 01/01 to 03/31/2021 lnsurance Retained Retention lnsurance Retained Retention premiums premium (%) premiums premium (%) Individuais Group accident insurance 237 237 100 0% 21 0 2 10 100.0% Individual accident 40 40 100.0% 43 43 100 .0% Credit Life lnsurance 334 334 100 .0% 190 190 100 .0% Group Life 335 335 100 .0% 275 275 100 .0% III—Market, credit and liquidity risk III.I—Market risk Market risk is analyzed, in relation to insurance operations, using the following metrics and sensitivity and loss control measures: Value at Risk (VaR), Losses in Stress Scenarios (Stress Test), Sensitivity (DV01—Delta Variation) and Concentration. In the table, the sensitivity analysis (DV01 – Delta Variation) is presented in relation to insurance operations that demonstrate the impact on the market value of cash flows when submitted to a one basis point increase in the current interest rate or indexer rate and one percentage point in the share price and currency. 03/31/2022 12/31/2021 Class Account Account DV01 DV01 balance balance Government securities National Treasury Notes (NTN-C) 5 ,345 (3. 1O) 5,154 (3. 05) National Treasury Notes (NTN-B) 6,927 (6.8 1) 6,094 (6.24) National Treasury Notes (NTN-F) 197 (O. 11) 205 (O. 11) National Treasury Bills (L TN ) 166 (0.01) Corporate securities lndexed to IGPM 7 (0.02) 1 ndexed to I PCA 359 (0.36) 355 (0.36) 1 ndexed to PRE 26 23 1 ndexed to PYG 32 (0.0 1) 30 (0 .01) Shares 933 9 947 9 Post-fixed assets 5,410 6,048 Under agreements to resell 1,773 1,895 Total 21 ,002 20,924 Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 144

Ili ITAÚ .li —UNIBANCO Liquidity HOLDING Risk S.A. Demonstração Co nsolidada das Mutações do Patrimônio Liquido (Em milhões de reais) Liq uidity risk is identified by ITAÚ UNIBANCO HOLDING as lhe risk of lack of liquid resources available to cover its País cu rrent de obligations ata given moment. For insurance operations, Pa lhe rticipa liquidi çãty o ri % sk no is managed capital votante continuous~ Participa by monitoring ção payment % no capital flows total agai nst Moeda Funcional 11•21 Atividade liabilities, compareci to lhe inflows generated by its operations and fi nancial asseis portfolio. Constituição Atribu i do à Participação dos Acio nistas Controladores Financial assets are managed in arder to optimize the risk-retu m ratio of investments, considering, on a careful basis, the characteristics of their liabilities. lhe riOutro sk integ s Res rated ultados con Abrangentes trol 31/03/2022 consi ders the conce 31 ntra /12/20 tion l2 imi 1 ts by iss31 uer /03/2022 and cred it risk, se 31nsi /12/2021 tivities and Total PL- Total PL-market No Pais risk limits and contrai over asset liquidity risk. Thus, investments are conc Nota en trated in government and private securities with good credit qua lity in acliveRe and mensura liquid çõe ma s rkets, Ajustes keepi de ng a considerable amount invested Acio nista in short s Ac -term io nis ta asse s não is, avaTotal ilable on Capital Social Ações em Reservas de Reservas de Ajuste de Títulos Ganhos e Lucros demand, to cover reg ular needs and any liquidity contingencies. Additionally, ITAÚ UN IBANCO HOLDING constantly Tesouraria monitors Capital lhe solvency Luc rconditions os oi its insurance em Obr operation igações de s. Co nversão de Acumulados Controladores Controladores Banco ltaú BBA SA Rea l Brasil Instituição Disponí Financei veis para ra Benefícios Pós- Investimentos 100,00% Perdas—Hedge 100,00% 100,00% 100,00% Ve nda m Emprego no Exterior “’ Banco ltaú Consignado SA Rea l Brasil Instituição Financeira 100,00% 100,00% 100,00% 100,00% Saldos Banco em ltaucard 01 /01 /2021 SA Rea l 97.148 (907) Brasil 2. 323 40Instituição .734 Financei 472 ra (1.531) 6.27 100,00% 3 (7.919) 100,00% 136.59 100,00% 3 11 .113 100,00% 147.706 Liabilities Asseis 03/31/2022 12/31 /2021 Transações com os Acion istas 374 (302) 72 505 577 Banco ltau leasing SA l3l Rea l Brasil Instituição Financeira 100,00% 100,00% Resultado da Entrega de Ações em Tesouraria 15 374 192 Liabilities Liabilities Assets Liabilities 566 Liabilities Assets566 lnsurance Cia Reconhecimento . ltaú de operations Capita de Planos lização de Pagamento Baseado em Ações Backing assei Rea l Brasil (494) Capitalização amounls I1 I 100,00% ou 121 ou 121100,00% amounls I1 (494 I 100,00% ) ou 121 100,00% ou 121 (494) Dibens (Aumento Leasi )/ Redução ng SA de Pa -rt Arrendamento icipação de Acion istas Mercantil Controladores 15 Rea l Brasil Arrendamento Mercantil 100,00% 100,00% 100,00% 505 100,00% 505 Uneamed premiums LFT, repurchase ag reements, NTN-B, CDB, LF and debentures 3,066 55.7 20.3 2,846 55.6 20 .3 Outros (1) (1) (1) Reversão Financeira IBNR, de POR Dividendos ltaú and CBD PSL ou Juros SA sobre Crédito, o Capi Financiamento tal Próprio Declarados e Investimento após período anter ior LFT, repurch Rea ase l ag reements, NTN-BBrasil , CDB, LF and debenturesSociedade 166 de Créd ito 940 50,00% 48 .5 2650,00% ..8 869 166 50,00% 48.6 50,00% 27 188 .0 Divi Hipercard dendos e Juros Banco sobre Múltiplo o Capital SA Próprio Prescritos Rea l Brasil Instituição Financeira 100,00% 100,00% .3 73 19 100,00% 73 17.9 100,00% 2073 . Redemptions and Other Unsettled Amounts LFT, repurchase ag reements, NTN-B, CDB, LF and debentures 20 17.9 20 3 To tal do Resultado Abrangente (1.506) 1.382 (393) 5.414 4.899 448 5.347 ltauseg Lucro Mat h Líquido ema Seguradora ti Conso cal reserve lidado SA for benefits to be granted and benefits granted LFT, repurchase Rea l ag reements, NTN-BBrasil , NTN -C, debentures Seguros 19 100,00% 121 .3 28 100,00% .1 5.414 5.414 19 100,00% 122 448 .6 100,00% 27 5.862 .4 ltaü Outros Financial Corretora Resu ltados surp de Ab lus rangentes Va lores SA LFT, repurchase Rea l ag reements, NTN-B, Brasil NTN -C, CDB, Corretora LF and debentur de Titu es las e Va (1 lores 506) Mobiliários 2 1.382 100,00% 149 .5(393) 20 100,00% .3 (515) 100,00% 149.5 100,00% 20 (515 .3) Destinaçoes: Other provisions LFT, repurchase ag reements, NTN-B, CDB, LF and debentures 128 7.0 90.0 129 7.0 90.0 ltaú Seguros SA Rea l Brasil Seguros 100,00% 100,00% 100,00% 100,00% Reserva Legal 270 (270) ltaú Reservas Subtotal Unibanco Estatutárias SA Subtotal Rea l Brasil 3Instituição .784 Financeira 4,175 100,00% 100,00% (3.784) 3,883 100,00% 100,00% Pension ltDi aú vi dendos Vida e plan, Previdência VGBL and SA individual life operations Rea l Brasil Previdência Complementar 100,00% 100,00% (439) (439) 100,00% (87) 100,00% (528) Luizacred Juros Related sobre expenses o SA Capital Sociedade Próp rio de Crédito, Financiamento e Investimento LFT, repurchase Rea l ag reements, NTN-BBrasil , CDB, LF and debenturesSociedade de Créd ito 67 50 ,00% 103 .8 7650,00% .3 (994) (994 65 50,00% ) 103.8 50,00% 76 (994) .3 Saldos Une am em ed 31 /03/2021 premiums LFT,15 repur chase ag reements, 97 .148 NTN-(533) B, CDB and debentures 2.021 44.953 (1 .034) (1.529) 11 7.655 16.(8 0 .312) 18.5 140.369 12 1116 ..979 .0 152 18 .348 .5 Muta Redecard ções no Pe Instituição rfodo de Pagamento SA Rea l 374 Brasil (302) 4.219 Adquirente (1.506) 2 1.382 100,00% (393) 100,00% 3.776 100,00% 866 100,00% 4.642 Saldos Unsettled em 01 claims /01 /2022 LFT, repurchase ag reement 90.729 s, NTN-(528) B, CDB and debentures 2.247 57.058 (2.263) (1.486) 80 6.010 16.(0 7 .213) 18.5 144.554 79 1116 .022 .0 155 18 .576 .5 No Exterior Transações IBNR com os Acion istas LFT, repurchase ag reements, NTN-B, 449 CDB and debentures (335) 27 16 .0 18.5 114 27 (1.16 501.) 0 (118 .38.7) 5 ltResul aú Corpbanca tado da Entrega Colombia de Ações em SA Tesouraria 1 Peso 5 Colombiano Colômbia 449 62 Instituição Financeira 55 ,65% 49,30% 51 1 55,65% 49,30% 511 Redemptions and Other Unsettled Amounts LFT, repurchase ag reements, NTN-B , CDB and debentures 368 16 .0 18.5 358 16.0 18.5 Banco Reconhecimento ltaú (Su de isse) Planos SA de Pagamento Baseado em Ações Franco Suiço Suíça (397) Instituição Financeira 100,00% 100,00% (397) 100,00% 100,00% (397) Banco (Aumento Mathema ltaú )/ Redução ti Argentina cal reserve de Pa SA rt icipação for benefits de Acion granted istas Controladores LFT,15 repur Peso ch Argentino ase ag reements, LTNArgentina , NTN-B, N TN-C, NTN-F, CDB, Instituição LF and deben Financeira tures 3,920 100,00% 103 .8 76 100,00% .4 3,786 100,00% (1 103 .501.8 ) 100,00% (176 .501) .4 Reo Mathema rganizaçãotiSoc calietária reserve for benefits to be granted—PGBU VGBL LFT, 2cXIV repurchase , 3 ag reements, LTN , NTN-B, NTN-C, NTN-F, CDB, (882) LF and debentures 200,808 134.0 55.2 197,897 (882) 134.0 55 (88.2) 2 Outros Banco (3l ltaú Paraguay SA Guarani Paraguai Instituição Financeira 100,00% 100,00% 100,00% 100,00% Mathematical reserve for benefits to be granted—trad itional LFT, repurchase ag reements, NTN-B , NTN-C, debentures 40 7,941 195.9 79.8 7,513 40 195.9 7940 .8 Divi Banco dendos ltaú e Juros Uruguay sobre o Cap SA ital Próprio Prescritos Peso Uruguaio Uruguai Instituição Financeira 100,00% 100,00% 77 100,00% 77 100,00% 77 Total ltau Other do Bank, Resultado provisions Ltd .Ab ra ngente LFT, repurch Rea ase l ag reements, NTN Ilhas -B, Cayman NTN-C, CDB , LF and debentur Instituição es Financei 46 ra (4) 665 (4.28100,00% 1) 195 .9 (60) 79 100,00% .8 6.743 2 665 .444 100,00% 195 289 .9 100,00% 79 2.733 .8 Lucro Financial Líquido surpl Conso us lidado LFT, repurchase ag reements, NTN-B, NTN-C , CDB , LF and debentures 677 195.9 79.8 6.743 6 691 .743 195 289 .9 79 7.032 .8 ltOutros au BBA Resu lnternational ltados Abrangentes pie Dólar Reino Unido Instituição Financeira 46 (4) (4.281) 100,00% (60) 100,00% (4.299) 100,00% 100,00% (4.299) Destinações Subtotal Subtotal 214,564 211 ,093 ltau BBA USA Securities lnc. Dólar Estados Unidos Corretora de Títu los e Va lores Mobiliários 100,00% 100,00% 100,00% 100,00% Total ltReserva aü CorpBanca technical Legal reserves Total backing Peso Chileno asseis Ch ile Instituição 350 Financeira 218 ,739 55,96% 56,60% (350) 214,97655,96% 56,60% 1) Reservas Gross amounts Estatutárias of Credit Rights, Deposits in Guarantee and Reinsurance. 4.516 (4.516) 1) Todas as dependências no exterior do ITAÚ UNI BANCO HOLDING CONSOLIDADO possuem moeda funcional igual a da controladora, com exceção da CorpBanca New York Branch e ltaú Uni banco S.A. Miami Branch cuja moeda funcional é Dólar. 2) Dividendos OU = Durati on in months. (301) (301) 2) Em 0 1/01 /2022, a moeda funcional das un idades ltaú Un ibanco S.A. Miam i Branch e ltaú BBA USA Securities lnc. fo i alterada de reais para dólar devido a mudança no escopo de atuação e ambiente econômico principal no qual as unidades operam. Juros sobre o Capital Próprio (1.954) (1 .954) (1.954) 3) Saldos Empresa em 31 in /03/2022 corporada pela Oibens Leasing S.A.—Arrendamento Mercantil em 31 /03/2022 15 . 90.729 (79) 1.912 61.082 (2.217) (1.490) 1.729 (7.273) 144.393 9.509 153.902 Mutações no Pe rfodo 449 (335) 4.024 46 (4) (4.281) (60) (161) (1 .513) (1.674) 1) Inclui participação no Resultado Abrangente de Investimentos em Coligadas e Entidades Controladas em Conjunto relativo a Títulos Dispon íveis para Venda. 2) Inclui Hedge de Fluxo de Caixa e de Investimentos Líquidos no Exterior 3) Inclui efeitos da adoção da Resolução CMN n9 4.817/ 20 {Nota 2al , As notas explicativas são parte integrante das demonstrações contábeis Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 145

III.III—Credit Risk III.III.I—Reinsurers Reinsurance operations are controlled through an internal policy, in compliance with the provisions of the regulatory authority governing the reinsurers with which ITAÚ UNIBANCO HOLDING operates. We present below a breakdown of the risks assigned by ITAÚ UNIBANCO HOLDING´s subsidiaries to reinsurance companies: • Insurance Operations: reinsurance premiums operations are entirely represented by: IRB Brasil Resseguros S.A. with 44% (38% at 12/31/2021), Mapfre Re do Brasil Companhia de Resseguros with 23% (36% at 12/31/2021), Austral Resseguradora S.A. with 28% (4% at 12/31/2021), Everest Reinsurance Company with 5% and RGA Global Reinsurance Company LTD with 22% at 12/31/2021. • Private Pension Operations: related to reinsurance premiums are entirely represented by Mapfre Re do Brasil Companhia de Resseguros with 60% and RGA Global Reinsurance Company LTD with 40% (same percentages (%) observed at 12/31/2021). III.III.II—Premiums Receivable ITAÚ UNIBANCO HOLDING considers the credit risk arising from past-due premiums immaterial, since cases with coverage payment in default may be canceled, pursuant to Brazilian regulations. Ili.Ili.Ili—Risk level offinancial assets The lable below shows insuranoe financial asseis, individually evaluated, classified by raling: 03/31/2022 Financial Assets at Amortized Cost —————————— Financial assets at fair Financial assets at fair lnterbank deposits and value through profit or value through other Total Internai rating securities purchased under Securities loss income ll) comprehensive agreements to resell Low 4,310 25 ,399 188 ,971 510 219,190 Medium 10 10 High 3 3 Total 4,310 25,399 188,984 510 219,203 100 2.0% 11.6% 86.2% 0.2% 100.0% 1) lncludes Derivalives in lhe amounl of R$ 3,784. 12/31/2021 Financial Assets at Amortized Cost Financial assets at fair Financial assets at fair lnterbank deposits and value through profit or value through other Total Internai rating securities purchased under Securities 11 loss l comprehensive income agreements to resell Low 4,062 11 ,401 188 ,480 587 204,530 Medium High 10 10 Total 4,062 11 ,401 188,491 587 204,541 2.0% 5.6% 92.1% 0.3% 100.0% 1) lncludes Derivalives in lhe amounl of R$ 2,946. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 146

Note 33—Supplementary information a) Acquisition of Ideal Holding Financeira S.A. On January 13, 2022, ITAÚ UNIBANCO HOLDING entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING will acquire 50.1% of IDEAL’s total voting capital for approximately R$ 650, then holding the company’s control. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital. IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform. The management and development of IDEAL’s business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders’ Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services. The effective acquisitions and financial settlements will occur after the required regulatory approvals. b) “Coronavirus” COVID-19 relief efforts ITAÚ UNIBANCO HOLDING monitors the economic effects of this COVID-19 pandemic in Brazil and the other countries where it operates, which may adversely affect its Profit or Loss. At the beginning of the COVID-19 outbreak, the Institutional Crisis Management Committee was set up. The Executive Committee established an intensified agenda to manage the crisis, which is responsible for the monitoring the pandemic and its impacts on its operations, in addition to the government actions to mitigate the effects of this pandemic. In Brazil, measures were taken to mitigate the impacts caused by COVID-19 throughout 2020 and 2021, by the Federal Government, the National Monetary Council (CMN) and the Central Bank of Brazil (BACEN), particularly: i) CMN Resolution No. 4,782/20, and amendments made by CMN Resolutions No. 4,791/20 and No. 4,856/20, which established, for a determined period of time, criteria for characterization of restructuring of loan operations. ii) CMN Resolution No. 4,838/20, which regulates the Working Capital Program for Business Preservation (CGPE), which contracting term ended in the fourth quarter of 2020. iii) CMN Resolution No. 4,846/20 which provides for loan operations for financing of payroll carried out by financial institutions, under the Emergency Employment Support Program (PESE). iv) CMN Resolution No. 4,937/21 which regulates the Credit Incentive Program (PEC) established by Provisional Measure No. 1,057/21, with conditions similar to those of the CGPE and contracting term scheduled until December 31, 2021. v) Law No. 13,999/20, and amendments made by Law No. 14,161/21, that instituted the National Support Program for Micro and Small Companies (PRONAMPE) with the purpose of developing and strengthening small businesses. vi) Law No. 14,042/20 that established the Emergency Program for Access to Credit (PEAC), with the purpose of making easier the access to credit and preserving companies, for the protection of jobs and income. The PEAC has two modalities: Emergency Program for Access to Credit in the modality of guarantee (PEAC-FGI) and Emergency Program for Access to Credit in the modality guarantee of receivables (PEAC-Maquininha). vii) Law No. 14,148/21 which established the Emergency Program for the Recovery of the Events Sector (PERSE), which aims at creating conditions for the events sector to mitigate losses arising from the state of calamity and the Guarantee Program for Critical Sectors (PGSC), guaranteeing loan operations contracted within 180 days after the law becomes effective. ITAÚ UNIBANCO HOLDING identified the following impacts on its results, as well as effects on estimates and critical judgments for the preparation of the Consolidated Financial Statements: Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 147

(a) Increase in 2021 in loan and financing operations, especially for micro, small and medium-sized companies due to the measures adopted for mitigation of the impacts of COVID-19 by the authorities with the creation of programs such as PESE, PRONAMPE, PEAC-FGI and CGPE, which balance in March 2022 is R$ 19,562. Through timely monitoring of credit standards and behavior of clients, ITAÚ UNIBANCO HOLDING maintained the regularity of its operations, despite the adverse conditions, and helped clients in the sustainable search for their financial rebalancing. (b) With the purpose of treating indebtedness in a structured way and giving financial impetus to clients, initiatives were established that allowed the extension of grace periods, terms and better interest rate conditions for individuals, and micro and small business clients. In March 2020, the Program 60+ was established, which, among other measures, allowed a 60-day grace period for defaulting agreements and in mid-April the Travessia (Crossing) Program. Travessia allowed the extension of grace periods between 120 and 180 days and terms of operations between 5 and 6 years, respectively, for individual and micro and small companies clients, under better interest rate conditions. (c) 0.87% decrease at the current period in applications of renegotiation and extension of terms for loan operations as the economic situation changed. (d) The allowance for loan losses in the amount of R$ 45,953 was affected due to the level of risk and default, due to the changes in the financial perspectives of clients and the visible deterioration of macroeconomic variables. To fully reflect the risk of its loan operations, ITAÚ UNIBANCO HOLDING adopts the expected loss model for provisioning of operations since the moment they are granted and it is periodically updated according to the macroeconomic variables and circumstances of the client, in view of the pandemic, a weighting in the economic scenarios was added. In March 2022, the level of coverage of provisions in the loan portfolio of ITAÚ UNIBANCO HOLDING accounted for 189% as compared to 193% in December 2021. Specifically for the expected loss of operations that have not shown any signs of deterioration so far (default or downgrading of the client’s rating), provisioning presented an increase of 3.7% at the current period. The credit risk governance allowed ITAÚ UNIBANCO HOLDING a quick response for monitoring the impacts of the COVID-19 pandemic on the loan portfolio, permitting quick access to the information needed for discussions and actions of the crisis management daily forums. (e) The pandemic reduced the projections of taxable income, however, it was not responsible for the generation of tax loss and social contribution loss carry forwards in ITAÚ UNIBANCO HOLDING. In the period, there were no significant impacts of the pandemic in the recognition of deferred income tax and social contribution in ITAÚ UNIBANCO HOLDING. (f) Increase in expenses with claims related to COVID-19 of R$ 19 in the period, mainly related to credit life and life insurance. There was a reduction in the face-to-face service staff and an increase in the spacing between people in call centers to reduce the circulation of people and the possibilities of contagion. The average number of people circulating in administrative centers was reduced, since they started to work remotely. Employees in the central management, service centers and digital branches are substantially working from home. It should be noted that despite the aforementioned measures, ITAÚ UNIBANCO HOLDING maintains its operating activities. In order to reduce the effects of the crisis and ensure the employee’s health and safety, self-declaration was encouraged for employees who consider themselves at risk and those who cannot work remotely were put on vacation. Additionally, a process of communication and transparency with employees was established through e-mails, internal employee’s portal and periodic videos prepared by our Chief Executive Officer communicating news related to COVID-19. At the branches, masks were delivered to all employees who work in customer service, acrylic protections were implemented and cleaning protocols were reviewed. The adaptation of ITAÚ UNIBANCO HOLDING in the crisis is the result not only of investments in technology, which allows for these virtual interactions, but also of investments in flexibility in the work environment, such as work from home, communities integrated between different areas of the bank and new layouts in the administrative centers that promote the employees’ mobility. In February 2021, the “Todos pela Saúde” initiative was formalized as an Institute, and ongoing actions are being maintained. The mission of the “Todos pela Saúde” Institute is to contribute to strengthening and innovation in the health surveillance area in Brazil. The activities to be developed include both research funding and genomic (or metagenomic) surveys, in addition to the training of field epidemiologists. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 148

In April 2021, ITAÚ UNIBANCO HOLDING worked together with competitors to combat hunger resulting from the pandemic and the economic crisis. ITAÚ UNIBANCO HOLDING contributed for the purchase and distribution of food staples.

### c) Reconciliation of net income and stockholders' equity

The Individual Financial Statements of Itaú Unibanco Holding S.A. are prepared in accordance with the Accounting Standard of Institutions Regulated by the Central Bank of Brazil (Cosif) differently from these Consolidated Financial Statements, which are prepared adopting the international accounting standard in accordance with the pronouncements issued by the International Accounting Standards Board (IASB). Below is the reconciliation of Itaú Unibanco Holding S.A. to ITAÚ UNIBANCO HOLDING in compliance with CMN Resolution No. 4,818/20:

| | Net income | | Stockholders' equity | |
|---|---|---|---|---|
| | 01/01 to 03/31/2022 | 01/01 to 03/31/2021 | 03/31/2022 | 12/31/2021 |
| **ITAÚ UNIBANCO HOLDING INDIVIDUAL - BRGAAP** | **6,993** | **5,405** | **144,690** | **144,564** |
| Expected loss - Loan and lease operations and other financial assets [1] | (53) | 269 | 3,389 | 3,443 |
| Adjustment to fair value of financial assets [2] | (621) | (374) | (889) | (1,138) |
| Criteria for write-off of financial assets [3] | 102 | 2 | 2,023 | 1,921 |
| Reversal for amortization of goodwill | 141 | 202 | 3,059 | 3,008 |
| Adjustment to fair value of derivatives [4] | 469 | 445 | 969 | 500 |
| Conversion adjustments of foreign investments | (421) | (17) | (321) | 64 |
| Other | 41 | (248) | (54) | 502 |
| **ITAÚ UNIBANCO HOLDING - IFRS** | **6,651** | **5,684** | **152,866** | **152,864** |

1) In the adoption of IFRS 9, there was a change in the calculation model of incurred loss (IAS 39) to expected loss, considering forward-looking information. On BRGAAP, the concept of Expected Loss is used, pursuant to BACEN Resolution No. 2,682/99.
2) Under IFRS, stocks and quotas were measured at fair value and its gains and losses were recorded directly in Result. Additionally, there was a change in the model of classification and measurement of financial assets due to the new categories introduced by IFRS 9.
3) Criterion for write-off of financial assets on IFRS considers the recovery expectative.
4) Recognition of the fair value of derivative financial instruments that were used as a hedge instrument for held to maturity securities, which hedge accounting structure is not set forth in the IFRS.

## Note 34 - Subsequent Event

### Organization of Joint Venture - Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING entered into with TOTVS S.A. (TOTVS) for the organization of a joint venture, preliminarily called Totvs Techfin S.A. (TECHFIN), which will combine technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS will contribute with the assets of its current TECHFIN operation to the company of which ITAÚ UNIBANCO HOLDING will become a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING will pay TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute with the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement will occur after the required regulatory approvals.

Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 149

Second acquisition of XP Inc. The original agreement sets forth the acquisition of an additional ownership interest in XP Inc. by ITAÚ UNIBANCO HOLDING, equivalent to 11.36% interest in XP Inc.’s capital, for the amount of R$ 8 billion, approved by BACEN and regulatory bodies abroad, the later approval on April 13, 2022. The acquisition was effective on April 29, 2022. Itaú Unibanco Holding S.A. – Complete Financial Statements in IFRS – March 31, 2022 150